Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128688

PROSPECTUS

AHERN RENTALS, INC.

Offer to exchange $200,000,000 aggregate principal amount of
9 1/4% Second Priority Senior Secured Notes due 2013

for

$200,000,000 aggregate principal amount of
9 1/4% Second Priority Senior Secured Notes due 2013,
which have been registered under the Securities Act of 1933

We are offering to exchange our outstanding notes described above for the new “exchange notes” described above. The form and terms of the exchange notes are identical in all material respects to the form and terms of the old notes, except for transfer restrictions and registration rights provisions relating only to the old notes. We do not intend to apply to have any exchange notes listed on any securities exchange or automated quotation system and there may be no active trading market for them.

The exchange offer will expire at midnight, New York City time, January 24, 2006, unless we extend the exchange offer in our sole and absolute discretion.

Key terms of the exchange offer:

•       Not subject to any conditions other than the exchange offer does not violate law or any interpretation of the staff of the Securities and Exchange Commission

•       All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

•       Tenders of outstanding notes may be withdrawn any time before the expiration of the exchange offer

•       The exchange of notes will not be a taxable exchange for United States federal income tax purposes

•       The terms of the exchange notes are identical to the outstanding notes, except for certain transfer restrictions and registration rights of the outstanding notes

See the “Risk Factors” section beginning on page 11 for a discussion of risks that apply to your outstanding notes and will continue to apply to your exchange notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2005

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. Copies of this information are available, without charge, to any person to whom this prospectus is delivered, upon written or oral request. Written requests should be sent to:

Ahern Rentals, Inc.
4241 S. Arville Street
Las Vegas, NV 89103
Attention: Howard L. Brown

Oral requests should be made by telephoning (702) 362-0623.

To obtain timely delivery, you must request the information no later than January 17, 2006, which is five business days before the expiration date of the exchange offer.

iii

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that represent expectations or beliefs of ours concerning future events, and no assurance can be given that the results described in this prospectus will be achieved. These forward-looking statements generally can be identified by the use of statements that include words such as “estimate,” “project,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “may,” “will,” “should” or other similar words or phrases. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including the matters discussed in this prospectus in the sections captioned: “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

This prospectus contains trademarks, service marks and trade names of companies and organizations other than Ahern Rentals.

iv

PROSPECTUS SUMMARY

The following summary contains basic information about this exchange offer. It may not contain all the information that is important to you. For a more complete understanding of the exchange offer, we encourage you to read this entire document. In this prospectus, unless we indicate otherwise or the context requires, the “Company,” “we,” “us,” “our,” “our company” or “Ahern Rentals” refer to Ahern Rentals, Inc.

The Company

We are an equipment rental company with locations primarily in the Southwest. In 2004, we served a diverse base of over 10,400 customers, including commercial and residential construction companies, industrial companies, utilities, convention centers, municipalities and homeowners. Founded in 1953 with one location in Las Vegas, Nevada, we have expanded through organic growth and today offer our rental equipment to customers through our 31 branches in Nevada, California, Arizona, Utah, Texas, Oregon and Colorado.

Our rental fleet includes:

•  over 11,300 high reach units, such as scissor lifts, forklifts and boom lifts; and

•  over 8,700 general rental units, comprised of ground engaging units, such as backhoes, skidsteers, skiploaders and trenchers; and other rental units, including compressors, generators, light towers, welders and other equipment.

For the nine-month period ended September 30, 2005, we generated 69% of our revenues from high reach equipment rental, 20% of our revenues from general equipment rental and 11% of our revenues from the sale of new equipment, used rental equipment and related merchandise, parts and services.

Our principal executive offices are located at 4241 South Arville Street, Las Vegas, Nevada 89103. Our main telephone numbers is (702) 362-0623, and our Web site is http://www.ahernrentals.com. The content of our Web site is not part of this prospectus.

The Exchange Offer

On August 18, 2005, we completed a private offering of 9 1/4% Second Priority Senior Secured Notes due 2013 in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and in compliance with Rule 144A promulgated thereunder. The notes were sold for an aggregate purchase price of $200,000,000. The notes

•        are secured on a second-priority basis by liens on all of our assets that secure our obligations under our amended and restated credit facility (“Amended Credit Facility”),

•        rank senior in right of payment to any of our future subordinated indebtedness, and

•        rank effectively junior to indebtedness under our Amended Credit Facility, which is secured on a first-priority basis by liens on the same assets that secure the notes.

We entered into a registration rights agreement with the initial purchasers of the notes in which we agreed to complete the exchange offer. This exchange offer gives you the opportunity to exchange your notes for notes with substantially identical terms that are registered for issuance under the Securities Act of 1933. You should read the discussion under the heading “The Exchange Offer” beginning on page 22 and “Description of Notes” beginning on page 30 for further information about the exchange notes.

Registration Rights Agreement

You are entitled to exchange your notes for exchange notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights for your notes.

The Exchange Offer

We are offering to exchange $1,000 principal amount of 9 1/4% Second Priority Senior Secured Notes due 2013 of Ahern Rentals, Inc. that have been registered under the Securities Act of 1933 for each $1,000 principal amount of its outstanding 9 1/4% Second Priority Senior Secured Notes due 2013 that were issued in August 2005 in an offering exempt from registration under the Securities Act. To be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for exchange notes.

There is $200 million principal amount of notes outstanding.
We will issue exchange notes promptly after the expiration of the exchange offer.
Resales

We believe the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 provided that

• the notes received in the exchange offer are acquired in the ordinary course of your business,
• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes, and
• you are not an affiliate of ours.

Each broker-dealer issued notes in the exchange offer for its own account in exchange for notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Expiration Date

The exchange offer will expire at midnight, New York City time, January 24, 2006, unless we decide to extend the expiration date. If we extend the exchange offer, the longest we could keep the offer open without incurring penalties under the registration rights agreement in the form of increased interest payable on the old notes would be until March 16, 2006, which is 210 days after the outstanding notes were issued.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer does not violate law or any interpretation of the staff of the Securities and Exchange Commission.
Procedures for Tendering Outstanding Notes Held in the Form of Book-Entry Interests

If you are a holder of a note held in the form of a book-entry interest through the Depository Trust Company and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to Wells Fargo Bank, as exchange agent, before the expiration date of the exchange offer:

either

•  a properly completed and executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address on the cover page of the letter of transmittal;

or

•  a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

and, either

•  a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book-Entry Transfer” beginning on page 26, which must be received by the exchange agent on or prior to the expiration date;

or
• the documents necessary for compliance with the guaranteed delivery procedures described below.

Procedures for Tendering Certificated Notes

If you are a holder of a beneficial interest in the outstanding notes, you are entitled to receive, in exchange for your beneficial interest, certificated notes which are in equal principal amounts to your beneficial interest. As of this date, however, no certificated notes were issued and outstanding. If you acquire certificated notes before the expiration date of the exchange offer, you must tender your notes under the procedures described in this prospectus under the heading “The Exchange Offer—Procedure for Tendering Notes” beginning on page 24.

Special Procedures for Beneficial Owners

If you are the owner of a beneficial interest and your name does not appear on a security position listing of DTC as the holder of that interest or if you are a beneficial owner of certificated notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender that interest or certificated notes in the exchange offer, you should contact the person in whose name your interest or certificated notes are registered promptly and instruct such person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on time or certificates for your notes cannot be delivered on time, you may tender your notes according to the procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures” beginning on page 27.

Withdrawal Rights

You may withdraw the tender of your notes at any time prior to the time of expiration. We will return to you any old notes not accepted for exchange for any reason without expense to you promptly after withdrawal, rejection of tender or termination of the exchange offer.

Regulatory Approvals

Other than pursuant to the federal securities laws, there are no federal or state regulatory requirements that we must comply with, or approvals that we must obtain, in connection with the exchange offer.

Appraisal Rights	You will not have dissenters’ rights or appraisal rights in connection with the exchange offer. See “The Exchange Offer—Appraisal Rights.”
U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.
Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent for the exchange offer.

Summary of the Terms of the Exchange Notes

The form and terms of the exchange notes are the same as the form and terms of outstanding notes except that the exchange notes will be registered for issuance under the Securities Act of 1933 and, accordingly, will not bear legends restricting transfer. The exchange notes will evidence the same debt as the outstanding notes, and both the outstanding notes and the exchange notes are governed by the same indenture.

Issuer	Ahern Rentals, Inc.
Securities Offered	$200.0 million aggregate principal amount of 9 1/4% Second Priority Senior Secured Notes due 2013.
Maturity Date	August 15, 2013.
Interest Rate	9 1/4% per year.
Interest Payment Dates	Each February 15 and August 15, commencing on February 15, 2006.
Security and Ranking	The notes will be our senior secured obligations.

The notes rank senior in right of payment to any of our future subordinated indebtedness and effectively junior to the indebtedness under our Amended Credit Facility to the extent of the assets securing such debt because the Amended Credit Facility is secured by first-priority liens on those assets and the exchange notes will be secured by second-priority liens on the same assets. The book value of the assets that secure the Amended Credit Facility on a first priority basis and will secure the exchange notes on a second priority basis was $331.8 million as of September 30, 2005.

As of September 30, 2005, we had $281.3 million of senior secured debt outstanding, including the notes, of which $78.9 million was first-priority debt. This included $2.3 million of outstanding debt secured by assets that are not included in the collateral securing the notes and the Amended Credit Facility. As of November 29, 2005, there was $89.7 million outstanding under the Amended Credit Facility and an additional $75.3 million was available to us under the facility. We do not have any subordinated indebtedness.

Guarantees	We do not have any subsidiaries. Our future subsidiaries, if any, will guarantee the notes on a senior secured basis. See “Description of Notes—Note Guarantees.”
Collateral	The notes will be secured by second-priority liens on all of our assets that secure our obligations under our Amended Credit Facility. See “Description of Notes—Security.”
Optional Redemption

We may redeem some or all of the notes at any time and from time to time on or after August 15, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a premium declining ratably to par, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Optional Redemption After Equity Offerings

At any time and from time to time on or before August 15, 2008, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of notes originally issued under the indenture and all or a portion of any additional notes issued after the date of the indenture, in each case at a redemption price equal to 109.250% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, so long as:

•  at least 65% of the aggregate principal amount of notes issued under the indenture, excluding the principal amount of any additional notes, remains outstanding immediately after each such redemption; and

• we redeem the notes within 90 days of any such equity offering.
Mandatory Sinking Fund or Redemption	Generally, we are not required to redeem the notes or make payments from a fund whose assets and their earnings are earmarked to repay them.
Change of Control

If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Indenture Provisions	The indenture governing the notes contains covenants that limit our ability, as well as the ability of any restricted subsidiaries we may have in the future, to, among other things:
• incur additional indebtedness under our Amended Credit Facility of up to $175 million (and possibly more in certain circumstances);
• pay dividends or make certain other payments, investments, loans and guarantees;
• incur liens;
• enter into certain types of transactions with affiliates;
• sell all or substantially all of our assets or merge with or into other companies; and
• enter into certain sale and leaseback transactions.
These covenants are subject to important exceptions and qualifications which are described under the heading “Description of Notes—Certain Covenants” in this prospectus.

Use of Proceeds

For a description of how the proceeds from the offering of the notes were used, see page 84.

Risk Factors

As a holder of our outstanding notes, your investment is subject to various risks, including those described under the caption “Risk Factors” beginning on page 11, and your investment will remain subject to those risks if you exchange your notes for exchange notes.

Summary Financial Data
(dollars in thousands)

The following table sets forth summary financial data of Ahern Rentals as of the dates and for the periods indicated. The summary historical financial data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The summary historical financial data as of September 30, 2005 and for the three and nine months ended September 30, 2004 and 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position, results of operations and cash flows for these periods. Results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. We have elected to be treated as an S corporation for federal income tax purposes. As a result, our shareholders are taxed directly on their respective shares of our income. Accordingly, no provision or liability for federal and state income tax is included in our financial statements.

You should read the information contained in this table in conjunction with the “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2004	2004	2005	2004	2005
Income Statement Data:
Revenues:
Equipment rentals and related	$83,556	$99,541	$136,402	$ 37,295	$ 49,482	$98,376	$127,662
Sales of rental equipment	4,359	5,723	7,256	1,229	2,661	5,174	8,138
Other	4,630	5,969	11,411	2,836	2,937	7,552	9,815
Total revenues	92,545	111,233	155,069	41,360	55,080	111,102	145,615
Cost of revenues:
Cost of equipment rental operations, excluding depreciation	36,133	48,508	61,086	16,037	20,326	44,845	55,607
Depreciation, rental equipment	23,355	22,023	28,412	7,081	9,533	20,726	25,894
Cost of rental equipment sales	2,934	3,836	5,210	1,042	1,930	3,808	6,174
Other	3,123	4,279	8,804	2,433	2,147	6,414	7,701
Total cost of revenues	65,545	78,646	103,512	26,593	33,936	75,793	95,376
Gross profit	27,000	32,587	51,557	14,767	21,144	35,309	50,239
Operating expenses:
Selling, general and administrative	16,088	18,565	22,961	5,728	7,884	16,389	21,805
Non-rental equipment depreciation	2,525	2,283	3,006	711	1,079	2,117	3,060
Total operating expenses	18,613	20,848	25,967	6,439	8,963	18,506	24,865
Operating income	8,387	11,739	25,590	8,328	12,181	16,803	25,374
Other income (expense):
Interest expense	(9,879)	(9,155)	(15,488)	(2,822)	(15,275)	(8,126)	(26,753)
Other(1)	1,955	1,490	187	86	67	149	193
Net income	$463	$4,074	$10,289	$5,592	$ (3,027)	$8,826	$(1,186)
Other Financial Data:
EBITDA(1)(2)	$36,222	$37,535	$57,195	$16,206	$22,860	$39,795	$54,521
EBITDA margin(1)(2)(3)	39.1%	33.7%	36.9%	39.2%	41.5%	35.8%	37.4%
Depreciation	$25,880	$24,306	$31,418	$7,792	$10,612	$22,843	$28,954
Net cash provided by operating activities	25,702	19,153	33,588			25,637	35,423
Net cash provided by (used in) investing activities	(2,257)	2,722	(13,018)			(4,680)	(90,801)
Net cash provided by (used in) financing activities	(24,512)	(21,382)	(20,374)			(20,585)	55,521

As of September 30, 2005
(unaudited)
Balance Sheet Data:
Cash	$1,056
Rental equipment at cost	368,515
Rental equipment, net	245,572
Property and other equipment, net	25,879
Total assets	334,908
Total debt	281,261
Total stockholders’ equity	23,133

(1)          Includes for the year ended December 31, 2002 nonrecurring income of approximately $1.9 million representing the amount of gain recognized in connection with the settlement of a contractual dispute with an equipment supplier. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Includes for the year ended December 31, 2003 nonrecurring income of approximately $1.3 million relating to a condemnation award. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

(2)          EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. We present EBITDA because we believe EBITDA is a useful analytical tool for assessing our financial performance, including our ability to meet future debt service obligations and capital expenditure and working capital requirements. EBITDA is not, however, a measure of financial performance or liquidity under U.S. generally accepted accounting principles. Accordingly, EBITDA should not be considered a substitute for net income or cash flows as an indicator of our operating performance or liquidity. The table below provides a reconciliation of net income and EBITDA for the periods indicated.

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2003	2004	2004	2005	2004	2005
Net income	$463	$4,074	$10,289	$5,592	$(3,027)	$8,826	$(1,186)
Interest expense	9,879	9,155	15,488	2,822	15,275	8,126	26,753
Depreciation, rental equipment	23,355	22,023	28,412	7,081	9,533	20,726	25,894
Non-rental equipment depreciation	2,525	2,283	3,006	711	1,079	2,117	3,060
EBITDA	$36,222	$37,535	$57,195	$16,206	$22,860	$39,795	$54,521

(3)          EBITDA margin is defined as EBITDA as a percentage of total revenues.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is as follows:

Years Ended December 31,					Year Ended December 31, 2004	Nine Months Ended September 30,
2000	2001	2002	2003	2004	Pro Forma	2005
1.99x	1.71x	1.05x	1.39x	1.69x	1.16x

For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes and extraordinary items plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance costs, and the interest portion of rental expense. The ratio for the nine months ended September 30, 2005 was less than 1x and the amount of the deficiency was approximately $1.2 million.

RISK FACTORS

As a holder of our outstanding notes, your investment is subject to the following factors, and your investment will remain subject to these factors if you exchange your notes for exchange notes. If any of the circumstances described in these risk factors occurs, our business, results of operations or financial condition would likely suffer and the value of your investment could be adversely affected. In this section of the prospectus, references to the notes shall mean the exchange notes.

Risks Relating to the Notes

Our substantial level of indebtedness and debt service obligations could adversely affect our financial and operational flexibility, increase our vulnerability to adverse conditions and prevent us from fulfilling our obligations on the notes, and we may incur more indebtedness in the future.

We have a substantial amount of indebtedness. As of September 30, 2005, we had approximately $281.2 million of secured debt outstanding (including the notes), of which approximately $78.9 million was under the Amended Credit Facility and effectively ranked senior to the notes to the extent of the collateral securing that debt. We also have the ability, subject to borrowing base availability, to borrow additional funds under the Amended Credit Facility. See “Description of Other Obligations—The Amended Credit Facility.” We do not have unsecured debt and none of our debt is subordinated. Our substantial indebtedness could have important consequences to you. For example, it could:

•       make it more difficult for us to satisfy our obligations with respect to the notes;

•       require us to dedicate a substantial portion of our cash flow to payments on our indebtedness;

•       limit our ability to borrow additional funds;

•       increase our vulnerability to general adverse economic and industry conditions;

•       limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

•       limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, or taking advantage of potential business opportunities;

•       limit our ability to execute our business strategy successfully; and

•       place us at a potential competitive disadvantage in our industry.

Despite current indebtedness levels, we may be able to incur substantial additional indebtedness in the future. The indenture governing the notes does not fully prohibit us or our future subsidiaries, if any, from doing so. The Amended Credit Facility initially permits borrowings thereunder by us and any future subsidiaries of up to $175 million (including initial borrowings and subject to borrowing base availability), and this facility may be increased. If new debt is added to our current debt levels, the related risks we now face could intensify. In addition, because indebtedness under the Amended Credit Facility bears interest at floating rates, significant increases in interest rates could increase our interest expense. Based on interest rates as of September 30, 2005, our annual debt service costs on our outstanding debt comprised of interest and principal, is $23.9 million. An increase in interest of 100 basis points would increase our annual debt service cost by approximately $897,000 assuming $89.7 million, which was the amount of outstanding debt under the Amended Credit Facility as of November 29, 2005. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Contractual Obligations,” “—Quantitative and Qualitative Disclosure About Market Risk” and “Description of Other Obligations—The Amended Credit Facility.”

The agreements governing the notes and our other debt impose restrictions on our business.

The indenture governing the notes and the agreements governing the Amended Credit Facility contain covenants imposing financial and operating restrictions on our business. Certain of the covenants contained in the agreements governing the Amended Credit Facility will become effective only in the event our ability to make additional borrowings under that facility falls below a certain level. See “Description of Other Obligations—The Amended Credit Facility.”  The restrictions contained in the indenture governing the notes and the agreements governing the Amended Credit Facility may adversely affect our operating results by hindering our ability to operate our business and take advantage of potential business opportunities as they arise. These restrictions limit our ability to, among other things:

•       incur additional indebtedness;

•       pay dividends or make certain other payments, investments, loans and guarantees;

•       incur liens;

•       enter into certain types of transactions with affiliates;

•       sell all or substantially all of our assets or merge with or into other companies; and

•       enter into certain sale and leaseback transactions.

The Amended Credit Facility also requires us to have sufficient collateral to support outstanding loans under the facility. Our ability to comply with the covenants and the restrictions described above may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, the Amended Credit Facility may prohibit us from prepaying certain indebtedness, including voluntary prepayments of the notes.

The breach of any of these covenants or restrictions could result in an event of default under the indenture governing the notes and under the Amended Credit Facility. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, a default under the Amended Credit Facility may permit the lenders to terminate any commitments to make loans under the facility. We may not have the funds to remedy any defaults. If our indebtedness is accelerated, we may not have sufficient funds to pay the accelerated indebtedness or to refinance the accelerated indebtedness on terms favorable to us or at all. If we fail to repay amounts due under the Amended Credit Facility, the lenders could proceed against the collateral that secures that debt. Substantially all of our assets serve as security under the Amended Credit Facility.

The collateral securing the notes is subject to first-priority liens held by others. If there is a default, the collateral may not be sufficient to repay both the first-priority creditors and the holders of the notes.

The notes effectively rank junior to all amounts owed under the Amended Credit Facility because the Amended Credit Facility is secured by a first-priority lien on the collateral pledged for the benefit of the notes. In addition, under the indenture governing the notes, we may incur additional debt that will be secured by first-priority liens on the collateral or by liens on assets that are not pledged to the holders of notes, all of which would effectively rank senior to the notes to the extent of the value of the assets securing the debt. Moreover, any collateral securing the notes will be shared by additional indebtedness that may be secured on a second-lien basis, including any additional notes issued under the indenture governing the notes, which may be in an unlimited amount so long as we meet the requirements of the covenant limiting our incurrence of indebtedness and certain other requirements. See “Description of Notes—Principal, Maturity and Interest” and “Description of Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Although the holders of obligations secured by first-priority liens on the collateral and the holders of obligations secured by second-priority liens thereon, including the notes, will share in the proceeds of this collateral, the holders of obligations secured by first-priority liens on the collateral will be entitled to receive proceeds realized from the collateral to repay their obligations in full before the holders of the notes and other obligations secured by second-priority liens will be entitled to any recovery from the collateral. The proceeds from the sale of the shared collateral may not be sufficient to satisfy the amounts outstanding under the notes and other obligations secured by the second-priority liens, if any, after payment in full of all obligations secured by the first-priority liens on the collateral. If not, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would only have an unsecured claim on our remaining assets, which claim will rank equal in priority to unsecured claims with respect to any unsatisfied portion of the obligations secured by the first-priority liens and our other unsecured senior indebtedness. All indebtedness under the Amended Credit Facility is secured by first-priority liens on the same collateral that secures the notes.

As of September 30, 2005, the book value of the assets pledged as collateral for the notes was $331.8 million. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of the equipment rental industry, the ability to sell the collateral in an orderly sale, the condition of the national and local economies, the availability of buyers and similar factors.

The lien-ranking provisions set forth in the indenture limit the rights of the holders of the notes with respect to the collateral securing the notes.

The rights of the holders of the notes with respect to the collateral securing the notes is substantially limited pursuant to the terms of the lien-ranking provisions in the indenture. Under those lien-ranking provisions, at any time that obligations with the benefit of the first-priority liens are outstanding, any actions taken in respect of the collateral, including the commencement of enforcement proceedings against the collateral and the control of such proceedings, and the approval of amendments to, releases of collateral from the lien of, and waivers of past defaults under, the collateral documents, will be at the direction of the holders of the obligations secured by the first-priority liens, and the collateral trustee, on behalf of the holders of the notes, will not have the ability to control or direct these actions, even if the rights of the holders of the notes are adversely affected. Additional releases of collateral from the second-priority liens securing the notes are permitted in some circumstances. See “Description of Notes—Security.”

In addition, there are some states (including Nevada and California) in which we have motor vehicles which do not provide for the listing of more than one lienholder on the titles to motor vehicles. In these states, it is expected that the collateral agent under the Amended Credit Facility will serve as collateral control agent for security interest perfection purposes on behalf of both the collateral agent under the Amended Credit Facility and the collateral trustee for the notes. Because the collateral trustee will not be listed by name as lienholder on those vehicle titles, a court might rule that the collateral trustee does not have a perfected security interest in those motor vehicles.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The collateral securing the notes includes domestic assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law provides that a security interest in certain property and rights acquired after the grant of a general security interest can only be perfected when the property and rights are acquired and identified. The collateral trustee may not monitor, or we may not inform the collateral trustee of, the future acquisition of property and rights that constitute collateral, and the necessary action may not be taken to properly perfect the security interest in the after-acquired collateral. Failure to do so may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

In addition, the perfection of the second-priority lien on the notes, to the extent it permits the note holders to recover in excess of what they would have received upon our liquidation in absence of the junior lien, could be avoided as a preference under the bankruptcy laws. If the junior lien is perfected at the time we are insolvent or perfected within 90 days preceding a future bankruptcy filing by us, and the junior lien allows note holders to recover more than they would have received in our liquidation, the junior lien could be invalidated and/or the note holders could be required to surrender any assets transferred to them on account of the junior lien to the extent they would not have received those assets if the notes had not been secured by the junior lien.

Bankruptcy laws may limit your ability to realize value from the collateral.

The rights of the collateral trustee to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the notes are likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were commenced by or against us before the collateral trustee repossessed and disposed of the collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, a secured creditor such as the collateral trustee is prohibited from repossessing its security from the debtor or from disposing of secured collateral repossessed from the debtor without bankruptcy court approval. In addition, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”  The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security if and when the court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during a bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures or could avoid the lien on the notes as a preference under bankruptcy laws.

We may not be able to generate sufficient cash flow to service our debt. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

We expect to generate sufficient cash to pay our expenses and the amounts due under the notes, the Amended Credit Facility and other debt from our operations. Our ability to meet our expenses, therefore, depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and compete. In addition, our financial and operating performance may fluctuate significantly from quarter to quarter. Our business may not generate sufficient cash from operations in the future to enable us to repay indebtedness, including the notes, or to fund other liquidity needs. If we do not have enough cash to pay our expenses, we may be required to refinance all or part of our then existing debt (including the notes), sell assets or borrow more money. We cannot guarantee that we will be able to accomplish any of these alternatives on reasonable terms or at all. In addition, the terms of existing or any future debt agreements, including the indenture and the Amended Credit Facility, may restrict us from pursuing any of these alternatives. The failure to generate sufficient cash flow or to achieve such alternatives could significantly adversely affect the value of the notes and our ability to pay the amounts due under the notes.

If we do not qualify as an S corporation, we may have less cash available to meet our obligations on the notes.

We are classified as an S corporation for federal and state income tax purposes and have no subsidiaries. As a result, our profits and losses are taxed directly to our shareholders. If we fail to qualify as an S corporation, our taxable income would be subject to tax at regular corporate rates and would not flow through to our shareholders for reporting on their own tax returns. The loss of our S corporation status could be applied on a retroactive basis, which could result in a tax liability for past periods. Thus, if we were to lose our S corporation status and as a result incurred a material corporate income tax liability, we would likely have less cash available to meet our obligations with respect to the notes.

We may not have the ability to raise the funds necessary to finance the change-of-control offer required by the indenture.

On the occurrence of certain specific kinds of change-of-control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and specified liquidated damages, if any, to the date of repurchase. There may not be sufficient funds for any required repurchases of the notes if a change of control occurs.

The terms of any agreements related to borrowing that we may enter into from time to time, including the Amended Credit Facility, may prohibit or limit or make our repurchase of notes an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. This default could in turn result in a separate event of default under the Amended Credit Facility or any future borrowing agreements. A change of control may also constitute an event of default under those agreements. Any event of default under those agreements may cause the related debt to be accelerated. If debt were to be accelerated, we might not have sufficient funds to repay the debt and satisfy our obligations under the notes.

In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

If an active trading market does not develop for the notes, you may be unable to resell them. The trading price of the notes may be volatile.

You may be unable or find it difficult to resell your notes because an active trading market for the notes may not develop. The notes are new securities for which there currently is no market. Although the notes will be eligible for trading in The PORTALsm Market, an active trading market for the notes may not develop in The PORTALsm Market or elsewhere.

We do not intend to apply for listing or quotation of the notes on any exchange or automated dealer quotation system, such as Nasdaq. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be.

If an active trading market for the notes does develop, the trading price of the notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for noninvestment grade debt securities, general economic conditions, and recommendations of securities analysts regarding the notes.

If an active trading market for the notes does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

If we form a subsidiary in the future, it will, subject to limited exceptions, guarantee the notes. A guarantee, however, could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely only on the Company to satisfy claims.

A guarantee that is found to be a fraudulent transfer may be voided under the fraudulent transfer laws described below. The application of these laws requires the making of complex factual determinations and estimates as to which there may be different opinions and views.

In general, federal and state fraudulent transfer laws provide that a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•       intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•       was insolvent or rendered insolvent by reason of such incurrence;

•       was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•       intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending on the governing law. Generally, a guarantor would be considered insolvent if:

•       the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•       the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•       it could not pay its debts as they become due.

If a guarantee were voided, you would no longer have a claim against the subsidiary guarantor. Our assets and the assets of any remaining subsidiary guarantors may not be sufficient to pay amounts then due under the notes.

Risks Relating to our Business

Our revenues and operating results will fluctuate, which could affect the trading value of the notes or make it more difficult for us to make payments on the notes.

Our revenues and operating results will fluctuate, which could adversely affect the trading value of the notes or make it more difficult for us to make payments on the notes and our other debt. Factors that might cause fluctuation include:

•       the cyclical nature of the business of some of our customers;

•       the timing of capital expenditures for rental fleet expansion;

•       price changes or changes in demand for our equipment due to changes in economic conditions, competition or other factors;

•       changing weather conditions;

•       the timing and cost of opening new rental locations;

•       seasonal rental and purchasing patterns of our customers, with rental and purchasing activity tending to be lower in the winter; and

•       changes in the cost and availability of equipment we purchase, including changes in manufacturer incentive programs.

Decreases in construction or industrial activities or in the convention business could adversely affect our revenues and operating results by decreasing the demand for our equipment or the rental rates or prices we can charge.

Our products and services are used primarily in non-residential construction activity and, to a lesser extent, in residential construction activity, industrial activity and the convention business. Weakness in our end markets, such as a decline in construction or industrial activity or the convention business, has led in the past and may in the future lead to a decrease in the demand for our equipment or the rental rates or prices we can charge. For example, in 2002 and 2003, non-residential construction activity declined significantly from prior periods. This weakness in our end market had an adverse effect on our results in 2002 and 2003. Further declines in the construction industry could adversely affect our operating results by decreasing our revenues and gross profit margins.

Certain factors that may cause weakness in the construction industry include:

•       weakness in the economy or the onset of a recession;

•       reductions in corporate spending for plants and facilities or government spending for infrastructure projects;

•       an increase in interest rates;

•       adverse weather conditions;

•       terrorism or hostilities involving the United States; and

•       an increase in the cost of construction materials.

Our operating results are highly dependent on the strength of the Las Vegas economy. In 2002, 2003 and 2004, the percentage of our total revenues attributable to our Las Vegas locations was 40.4%, 40.1% and 37.8%, respectively. Any future weakness in the Las Vegas economy could have a material adverse effect on our operations.

We depend on key personnel whom we may not be able to retain.

Our future performance depends on the continued contributions of key management personnel. A loss of one or more of these key people, our inability to attract and retain additional key management personnel, including qualified rental store managers, or the inability of these personnel to manage our operations successfully could harm our business and prevent us from implementing our business strategy. We do not maintain “key man” life insurance on the lives of any of our key employees. We also do not have employment agreements with any of our key employees.

The equipment rental industry is highly competitive, and competition could lead to a decrease in our market share or in the rental rates and prices we charge.

The equipment rental industry is highly fragmented and competitive. Our competitors include:

•       small independent businesses with one or two rental locations;

•       regional competitors that operate in one or more states;

•       large national companies, including public companies and divisions of public companies; and

•       equipment manufacturers and dealers that both sell and rent equipment directly to customers.

Many of our competitors are significantly larger and have greater financial and marketing resources than we have, are more geographically diverse than we are and have greater name recognition than we do. We may in the future encounter increased competition in the equipment rental market or in the equipment repair and services market from existing competitors or from new market entrants.

Competition could adversely affect our revenues and operating results by decreasing our market share or depressing the rental rates and prices we can charge. We believe rental rates are one of the primary competitive factors in the equipment rental industry. From time to time, we or our competitors may attempt to compete aggressively by lowering rental rates or prices. To the extent we lower rental rates or prices to attempt to increase or retain market share, our  operating margins would be adversely impacted. In some cases, we may not be able to or may choose not to match a competitor’s rate or price reductions. If we do not, we may lose market share, resulting in decreased revenues and cash flow, which could have a material adverse effect on our business.

Disruptions in our information technology systems could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

Our information technology systems help us monitor and control our operations to adjust to changing market conditions, including management of our floating fleet. Any disruptions in our information technology systems or the failure of these systems to operate as expected could adversely affect our operating results.

The nature of our business exposes us to liability claims, which may exceed the level of our insurance.

Our business exposes us to claims for personal injury, death or property damage resulting from the use of the equipment we rent, sell, service or repair and from injuries caused in motor vehicle accidents in which our personnel are involved. Our business also exposes us to worker compensation claims and other employment-related claims. We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims. Although we have not experienced any material losses that were not covered by insurance, claims have been made against us which, on their face, far exceeded the level of our insurance. Future claims may exceed the level of our insurance, and our insurance may not continue to be available on economically reasonable terms, or at all. In addition, certain types of claims, such as claims for punitive damages, are not covered by our insurance.

We must comply with numerous environmental and occupational health and safety regulations that may subject us to unanticipated liabilities.

Our facilities and operations are subject to federal, state and local environmental and occupational safety and health requirements, including those relating to discharges of substances into the air, water and land, the handling, storage, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. We do not anticipate any material adverse effect on our business, financial condition or competitive position as a result of our efforts to comply with these requirements. However, if we violate environmental laws or regulations, we may be held liable for damages and the costs of remedial actions, and could be subject to fees and penalties. We may violate or incur liability under environmental laws and regulations in the future as a result of human error, newly discovered noncompliance, contamination or other causes. These violations or liability could have a material adverse effect on our business, financial condition and results of operations.

Under some environmental laws and regulations, an owner or operator of a site or facility may be liable for the costs of removal or remediation of hazardous substances located on or emanating from the site or facility. These laws and regulations often impose strict, and under certain circumstances, joint and several liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances.

Some of our business operations at existing and former locations use, or have used, substances which are or may be considered hazardous or otherwise are subject to applicable environmental requirements. As a result, we may incur liability in connection with the use, management and disposal of these substances. We use hazardous materials such as petroleum products for fueling our rental equipment and vehicles and solvents to clean and maintain rental equipment and vehicles. We incur expenses associated with using, storing and managing these materials in compliance with environmental requirements. We also generate and must manage in accordance with applicable environmental laws and regulations certain used or spent materials such as used motor oil, radiator fluid and solvents. We often seek to reuse, recycle or dispose of these spent materials at offsite disposal facilities in accordance with environmental laws and regulations. We may be liable under various federal, state and local laws and regulations for environmental contamination at off-site facilities where our waste has been disposed of, regardless of whether the waste was disposed of in compliance with environmental requirements.

Environmental and safety requirements may become stricter or be interpreted and applied more strictly in the future. In addition, we may be required to indemnify other parties for adverse environmental conditions that are now unknown to us. These future changes or interpretations, or the indemnification for such adverse environmental conditions, could result in environmental compliance or remediation costs not anticipated by us, which could have a material adverse effect on our business, financial condition or results of operations.

We may encounter substantial competition in our efforts to expand our operations.

A key element of our growth strategy is to continue to expand by opening new rental locations. The success of our growth strategy depends in part on identifying sites for new locations at attractive prices. Zoning restrictions often prevent us from being able to open new locations at sites we have identified. We may also encounter substantial competition in our efforts to acquire new sites or in any efforts we may make to acquire other equipment rental companies, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to open any new locations or complete any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms or at all.

In the past when we have opened new locations, we have attracted talented salespeople who have terminated their employment with other rental equipment companies to work for us. We believe there has been a trend recently for equipment rental companies to seek noncompetition agreements when they hire salespeople. This trend may hinder our ability to attract talented salespeople to work at new locations, which could prevent us from opening new locations at sites we have identified or result in our failure to realize the expected benefits from any new location we open.

If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment and to new rental locations. If we are successful in our efforts to expand our operations, it may result in significant transaction expenses and risks associated with entering into new markets.

Our ability to compete, sustain our growth and expand our operations through new locations largely depends on access to capital. If the cash we generate from our business, together with cash on hand and cash that we may borrow under the Amended Credit Facility, is not sufficient to implement our growth strategy and meet our capital needs, we will require additional financing. However, we may not succeed in obtaining additional financing on terms that are satisfactory to us or at all. In addition, our ability to obtain additional financing is restricted by both the indenture governing the notes and the Amended Credit Facility. If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment and to new rental locations. In addition, any additional indebtedness that we do incur may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

The opening of any new locations or the completion of any future acquisitions of other equipment rental companies may result in significant start-up or transaction expenses and risks associated with entering new markets in which we have limited or no experience. New rental locations, in particular, require significant capital expenditures and may initially have a negative impact on our results of operations. New locations may not become profitable when projected or ever. Our ability to realize the expected benefits from any future acquisitions of other equipment rental companies depends in large part on our ability to integrate and consolidate the new operations with our existing operations in a timely and effective manner. In addition, we may fail or be unable to discover certain liabilities of any acquired business, including liabilities relating to noncompliance with environmental and occupational health and safety laws and regulations. Any significant diversion of management’s attention from our existing operations, the loss of key employees or customers of any acquired business, or any major difficulties encountered in opening new locations or integrating new operations could have a material adverse effect on our business, financial condition or results of operations.

We are controlled by one shareholder. His interests may conflict with the interests of the holders of the notes.

Don F. Ahern, our President and Chief Executive Officer, beneficially owns 97% of our outstanding common stock. John Paul Ahern, Jr., Don F. Ahern’s brother, owns the remaining 3% of our outstanding common stock. As a result, Don F. Ahern controls the outcome of matters submitted to a shareholder vote. Circumstances may occur in which the interests of Don F. Ahern, as our majority shareholder, could conflict with the interests of our creditors, including the holders of the notes. We urge you to read the discussions under the headings “Description of Notes—Certain Covenants—Restricted Payments,” “Description of Notes—Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries,” “Description of Notes—Certain Covenants—Merger, Consolidation or Sale of Assets” and “Description of Notes—Certain Covenants—Transactions with Affiliates.”

We purchase a significant amount of our equipment from a small number of manufacturers. Termination of our relationship with any of those manufacturers could have a material adverse effect on our business because we may be unable to obtain adequate rental and sales equipment from other sources in a timely manner or at all.

We purchase most of our rental and sales equipment from a small number of original equipment manufacturers. For example, we acquired from JLG Industries, Inc. more than 30% of all rental equipment we purchased in 2004. Although we believe we have alternative sources of supply for the rental and sales equipment we purchase in each of our principal product categories, termination of our relationship with any of these major suppliers could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain adequate rental and sales equipment from other sources in a timely manner or at all.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

•       the market price for new equipment of a like kind;

•       wear and tear on the equipment relative to its age;

•       the time of year that it is sold (generally prices are higher during the construction season);

•       worldwide and domestic demand for used equipment; and

•       general economic conditions.

The cost of new equipment we use in our rental fleet is increasing, and therefore we may spend significantly more for replacement equipment.

The cost of new equipment used in our rental fleet increased in 2004 and is continuing to increase in 2005. These cost increases are due primarily to:

•       a significant increase in the cost of steel, which is a primary material used in most of the equipment we use;

•       the manufacturers of equipment operating at full capacity with long lead-times for orders and therefore commanding higher prices; and

•       the prices for new equipment were comparatively lower in recent years due to an oversupply of equipment in the rental equipment marketplace and reduced construction and industrial activity.

Although we do not anticipate these price increases to have a significant impact on our financial condition and results of operations in our current fiscal year, these increases could materially adversely impact our financial condition and results of operations in future periods.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Your Notes

On August 18, 2005, we sold the notes you currently hold to CIBC World Markets Corp. and Banc of America Securities LLC under a purchase agreement dated August 11, 2005. The sale was structured to comply with the exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act and in compliance with Rule 144A promulgated thereunder. Upon the terms and subject to the conditions stated in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all of your notes that are properly tendered on or before the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date will be at midnight, New York City time, on January 24, 2006. If we extend the period of time for which the exchange offer is open, the expiration date will be the latest time and date to which the exchange offer is extended. The longest we could extend the offer without incurring penalties under the registration rights agreement in the form of increased interest payable on the old notes would be until March 16, 2006 which is 210 days after the original issuance of the notes you currently own.

As of the date of this prospectus, $200,000,000 principal amount of the notes was outstanding. We are sending this prospectus, together with the letter of transmittal, on or about the date stated on the cover page to you at the addresses listed in the security register in connection with notes maintained by the indenture trustee. Our obligation to accept notes for exchange in the exchange offer is subject to certain conditions.

We reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any notes pursuant to such extension, by providing notice of any extension as described below. During any extension, all notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any delay in acceptance for exchange of any notes will be consistent with Rule 14e-1(c) under the Securities Exchange Act. Any notes not accepted for exchange for any reason will be returned without expense to the tendering holder of the notes promptly after the expiration or termination of the exchange offer.

Notes tendered in the exchange offer must be $1,000 in principal amount or any integral multiple of $1,000.

We will provide notice by means of a press release or other public announcement of any extension, amendment, non-acceptance or termination to the holders of the notes as promptly as practicable. Any notice will include the amount of notes offered for exchange up to the date of the notice and will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement. In the event of a material change in the terms of the offer, including any waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in the offering following notice of a material change.

Registration Rights; Additional Interest

We have agreed with CIBC World Markets Corp. and Banc of America Securities LLC, for your benefit and at our cost, to use commercially reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act not later than February 7, 2006. Upon the effectiveness of the registration statement, we will promptly offer the exchange notes in exchange for surrender of your current notes. We will keep this offer open for not less than 20 business days after the date notice of the offer is mailed to you and use commercially reasonable efforts to cause the offer to be completed no later than March 16, 2006. For each note surrendered to us in the offer, the holder of the note will receive a new note having a principal amount equal to that of the surrendered note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange for the new note or, if no interest has been paid on the note, from the date of its original issue.

In general, if you wish to exchange your notes for exchange notes in the offer, you will be required to represent that any exchange notes you receive will be acquired in the ordinary course of your business, that you are not our affiliate, as defined in Rule 405 of the Securities Act, and that at the time of the commencement of the offer, you have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes, or if you are participating in a distribution of the exchange notes, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If applicable law or interpretations of the staff of the SEC do not permit us to effect such an offer, if the offer is not completed by March 16, 2006, or if any holder of notes notifies us within 20 business days after completion of the offer that the holder was prohibited by applicable law or SEC policy from participating in the offer, or that the holder may not resell the exchange notes acquired by it in the offer without delivering a prospectus and that the prospectus contained in the registration statement is not appropriate or available for such resales or that the holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates, we will, at our cost,

(1)         as promptly as practicable, but no later than 30 days after the satisfaction of any of those conditions, file a shelf registration statement covering resales of the notes or the exchange notes, depending on which is outstanding,

(2)         use commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act as promptly as practicable, but no later than 90 days after the satisfaction of any of those conditions, and

(3)         keep the shelf registration statement effective for two years after its effective date or a shorter period that will terminate when all notes or exchange notes covered by the shelf registration statement have been sold under the shelf registration statement.

In some circumstances, we have the right to suspend the effectiveness of the shelf registration statement for limited periods. If a shelf registration statement is filed, we will provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions required to permit unrestricted resales of the notes or the exchange notes. A holder selling these notes or exchange notes under the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to the holder.

If

(1)   the registration statement has not been filed by November 16, 2005 or declared effective by February 14, 2006;

(2)   the exchange offer has not been completed by March 16, 2006;

(3)   a shelf registration statement is required to be filed and is not filed within the time specified for filing in the registration rights agreement or is not declared effective within the time specified for effectiveness in the registration rights agreement; or

(4)   after either the registration statement or the shelf registration statement has been declared effective, the registration statement thereafter ceases to be effective or fails to be usable for its intended purpose in connection with resales of notes or exchange notes during the periods specified in the registration rights agreement, but only if such registration statement is not succeeded within 30 days by an additional registration statement filed and declared effective, additional interest will accrue on the notes and the exchange notes from and including the date on which any registration default occurs but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per year during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per year at the commencement of each subsequent 90-day period, but additional interest will not accrue at a rate in excess of 1.0% per year. Following the cure of all registration defaults, the accrual of additional interest will cease.

This section discusses all of the material terms of the registration rights agreement. You should read our registration rights agreement with CIBC and Banc of America because it is the legal document that requires us to make the exchange offer. The agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Procedure for Tendering Notes

Your tender of notes to us as described below and our acceptance of the notes will constitute a binding agreement between you and us upon the terms and subject to the conditions stated in this document and in the accompanying letter of transmittal. Except as explained below, a holder who wishes to tender notes for exchange in the exchange offer must transmit a properly completed and executed letter of transmittal, together with all other documents required by the letter of transmittal, to Wells Fargo Bank, N.A. at the address listed below under “—Exchange Agent” on or before the expiration date. In addition,

(1)         certificates for the notes must be received by DTC along with the letter of transmittal, or

(2)         a timely confirmation of a book-entry transfer of the notes, if this procedure is available, into Wells Fargo’s account at The Depository Trust Company according to the procedure for book-entry transfer described below, must be received by Wells Fargo before the expiration date, or

(3)         you must comply with the guaranteed delivery procedures described below.

The method of delivery of the notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend registered mail, properly insured, with return receipt requested, be used in all cases. You should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the notes surrendered for exchange are tendered

(1)         by a registered holder of the notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2)         for the account of an eligible institution.

An “eligible institution” is an eligible guarantor institution like a bank, stockbroker, national securities exchange, registered securities association, savings and loan association or credit union with membership in a signature medallion program under Rule 17Ad-15 of the Securities Exchange Act of 1934. If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an eligible institution. If notes are registered in the name of a person other than the person signing the letter of transmittal, the notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, properly executed by the registered holder, with the signature guaranteed by an eligible institution.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you. We reserve the absolute right to:

(1)         reject any and all tenders of any particular outstanding note not properly tendered;

(2)         refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)         waive any defects or irregularities as to any particular outstanding note before the expiration of the exchange offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of outstanding notes as we will determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of outstanding notes. If we waive any defects or irregularities pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to the defect or irregularity being waived.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of notes, the notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the notes.

If the letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

Resale of Exchange Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff in a series of no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes if:

(1)         the holder is not our affiliate within the meaning of Rule 405 under the Securities Act;

(2)         the exchange notes are acquired in the ordinary course of the holder’s business; and

(3)         the holder does not intend to participate in a distribution of the exchange notes.

Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and such secondary resale transaction must be covered by an effective registration statement under the Securities Act containing the selling holder’s information required by Item 507 or Item 508, as applicable, of Regulation S K under the Securities Act.

Because the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to the exchange offer. Any holder that is an affiliate of ours or that tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes or that does not acquire exchange notes in the ordinary course of its business may be deemed to have received restricted securities and will not be allowed to rely on this interpretation by the staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you participate in the exchange offer, you must advise us, among other things, that you are not participating in, and do not intend to participate in, a distribution of exchange notes and whether you are a broker-dealer. If you are a broker-dealer that receives exchange notes for your own account in exchange for original notes, and you acquired your original notes as a result of your market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. Please see below under “Plan of Distribution.”

Acceptance of Notes for Exchange; Delivery of Exchange Notes

We will accept, promptly after the expiration date, all notes properly tendered and will issue the exchange notes promptly after acceptance of the notes. For each note accepted for exchange, the holder of the note will receive a new note having a principal amount equal to that of the surrendered note. The exchange notes will bear interest from the most recent date to which interest has been paid on the notes or, if no interest has been paid on the notes, from August 18, 2005. Accordingly, if the relevant record date for interest payment occurs after the completion of the exchange offer, registered holders of exchange notes on the record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from August 18, 2005. If, however, the relevant record date for interest payment occurs before the completion of the exchange offer, registered holders of notes on the record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from August 18, 2005. Notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer, except as explained in the immediately preceding sentence. If your notes are accepted for exchange, you will not receive any payment of interest on the notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer.

In all cases, issuance of exchange notes for notes that are accepted for exchange in the exchange offer will be made only after timely receipt by Wells Fargo of

(1)         certificates for the notes or a timely book-entry confirmation of the notes into Wells Fargo’s account at The Depository Trust Company,

(2)         a properly completed and executed letter of transmittal and

(3)         all other required documents.

If any tendered notes are not accepted for any reason described in the terms and conditions of the exchange offer or if certificates representing notes are submitted for a greater principal amount than the holder desires to exchange, certificates representing the unaccepted or non-exchanged notes will be returned without expense to the tendering holder of the notes promptly after the expiration or termination of the exchange offer. If notes are tendered by book-entry transfer into Wells Fargo’s account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged notes will be credited to an account maintained with The Depository Trust Company.

Book-Entry Transfer

Wells Fargo will make a request to establish an account for the notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this document, and any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry delivery of notes by causing The Depository Trust Company to transfer the notes into Wells Fargo’s account at The Depository Trust Company. Although delivery of notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or a facsimile of it, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by Wells Fargo at the address listed below under “—Exchange Agent” on or prior to the expiration date or you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you desire to tender your notes and your notes are not immediately available, or time will not permit your notes or other required documents to reach Wells Fargo before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)         the tender is made through an eligible institution,

(2)         before the expiration date, Wells Fargo receives from the eligible institution a properly completed and executed letter of transmittal or a facsimile of it and notice of guaranteed delivery, substantially in the form provided by us, stating your name and address and the amount of notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with Wells Fargo and

(3)         the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by Wells Fargo within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of notes may be withdrawn at any time before midnight, New York City time, on the expiration date.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received by Wells Fargo at the address listed below under “—Exchange Agent.”  Any notice of withdrawal must

•       specify the name of the person having tendered the notes to be withdrawn,

•       identify the notes to be withdrawn, including the principal amounts of such notes, and

•       where certificates for notes have been transmitted, specify the name in which such notes are registered, if different from that of the withdrawing holder.

If certificates for notes have been delivered or otherwise identified to Wells Fargo, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution. If notes have been tendered according to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn notes and otherwise comply with the procedures of the facility. All questions about the validity, form and eligibility of the notices will be determined by us and our determination will be final and binding on all parties. Certificates for any notes so withdrawn will not be considered to have been validly tendered for purposes of the exchange offer. Any notes that have been tendered but which are not exchanged for any reason will be returned to the holder of the notes without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. In the case of notes tendered by book-entry transfer into Wells Fargo’s account at The Depository Trust Company according to the book-entry transfer procedures described above, the notes will be credited to an account maintained with The Depository Trust Company for the notes. Properly withdrawn notes may be retendered by following one of the procedures described under “—Procedure for Tendering Notes” above at any time on or before the expiration date.

Exchange Agent

Wells Fargo Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address below. Questions and requests for assistance, requests for additional copies of this document or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

By Registered or Certified Mail or Overnight Carrier

Wells Fargo Bank, N.A.
Corporate Trust Operations
Sixth & Marquette Avenue, N9303-121
Minneapolis, MN  55479

By Facsimile (Eligible Institutions Only):

Wells Fargo Bank, N.A.
Corporate Trust Operations
Facsimile No.: (612) 667-6282

Confirm Facsimile by Telephone:

(800) 344-5128

Delivery of the letter of transmittal to a different address or transmission of instructions via a different facsimile number does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Transfer Taxes

You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register exchange notes in the name of, or request that notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in which case you will be responsible for the payment of any applicable transfer tax.

Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Consequences of Failure to Exchange Notes

If you do not exchange your notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of the notes. In general, the notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not anticipate that we will register the existing notes under the Securities Act. Based on interpretations by the staff of the SEC issued to third parties, exchange notes may be offered for resale, resold or otherwise transferred by holders of the exchange notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and the holders have no arrangement with any person to participate in the distribution of the exchange notes. If you are not a broker-dealer, you must acknowledge you are not engaged in, and do not intend to engage in, a distribution of exchange notes. If you are our affiliate, are engaged in or intend to engage in or have any arrangement or understanding related to the distribution of the exchange notes to be acquired in the exchange offer, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in exchange for notes must acknowledge that the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”  In addition, to comply with the securities laws of certain jurisdictions, if applicable, it may be necessary to qualify for sale or to register the exchange notes prior to offering or selling the exchange notes. We do not intend to take any action to register or qualify the exchange notes for resale in any of these jurisdictions.

DESCRIPTION OF NOTES

This table of contents only covers the “Description of Notes” section. The table of contents for the entire document is on the inside front cover.

Certain Definitions	60
Additional Information	81
Book-Entry, Delivery and Form	81
Depository Procedures	81
Exchange of Book-Entry Notes for Certificated Notes	83

Introduction

You can find the definitions of some of the terms used in this description under the subheading “Certain Definitions.”  In this description, the term “Ahern Rentals” refers only to Ahern Rentals, Inc. and not to any of its predecessors or existing or future affiliates or subsidiaries.

Ahern Rentals will issue exchange notes under an indenture between itself and Wells Fargo Bank, N.A., as trustee. The terms of the exchange notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The security agreements referred to under the subcaption “Security” also define the terms of the security interests and pledges that will secure the exchange notes.

The following description is a summary of the material provisions of the indenture, the security documents and the intercreditor agreement. It does not restate those agreements in their entirety. The notes that you currently hold and the exchange notes that will be issued upon exchange of the notes that you hold will be identical in all material respects, except that the exchange notes will have been registered under the Securities Act. Accordingly, unless specified to the contrary, the following description applies to both the notes that you currently hold and the exchange notes to be issued upon exchange of your notes. We urge you to read the indenture, the security documents and the intercreditor agreement because they, and not this description, define your rights as holders of the notes and the exchange notes. Copies of the indenture, the security documents and the intercreditor agreement are available as set forth below under “—Additional Information.”  Some terms used in this description but not defined below under “—Certain Definitions” have the meanings given to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

The notes:

•       are general obligations of Ahern Rentals;

•       are secured on a second-priority basis, equally and ratably with all obligations of Ahern Rentals under any future Parity Lien Debt, by security interests in all of the assets of Ahern Rentals other than Excluded Assets, subject to the liens securing Ahern Rentals’ obligations under the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens;

•       are effectively junior, to the extent of the value of the Collateral, to Ahern Rentals’ obligations under the Credit Agreement and any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of Ahern Rentals that secure the notes and by certain other assets of Ahern Rentals that do not secure the notes;

•       are effectively junior to any Obligations secured by Permitted Prior Liens, to the extent of the value of the assets of Ahern Rentals subject to those Permitted Prior Liens; and

•       are senior in right of payment to any future subordinated Indebtedness of Ahern Rentals, if any.

Liens on Collateral securing any future Note Guarantees will also be subordinated, on the same basis, to Liens on that Collateral securing any future guarantees of the Priority Lien Debt. Pursuant to the indenture, Ahern Rentals will be permitted to designate additional Indebtedness as Priority Lien Debt, subject to the Priority Lien Cap. Ahern Rentals also will be permitted to incur additional Indebtedness as Parity Lien Debt, subject to the covenants described below under “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Covenants—Liens.”  As of September 30, 2005, Ahern Rentals had $78.9 million of Priority Lien Debt outstanding and up to $86.1 million of availability under the Credit Agreement which, to the extent drawn, would constitute Priority Lien Debt. In addition, as of September 30, 2005, Ahern Rentals had $2.3 million of other Indebtedness that is secured by assets that do not secure the notes.

Security

The obligations of Ahern Rentals with respect to the notes, the obligations of any future Guarantors under the Note Guarantees, all obligations under any future Parity Lien Debt, all other Parity Lien Obligations and the performance of all other obligations of Ahern Rentals, the Guarantors, if any, and Ahern Rentals’ other Restricted Subsidiaries, if any, under the Note Documents are secured equally and ratably by second-priority security interests in all of the assets of the Company and its Subsidiaries that are pledged from time to time to secure the Company’s obligations under its Credit Agreement. The notes are not secured by any of the assets excluded from the collateral securing the Credit Agreement, including the following: any lease, license, contract, property right or agreement to which Ahern Rentals or any other Pledgor is a party or any of its rights or interests thereunder if and only for so long as the grant of a security interest under the security documents therein will constitute or result in a breach, termination or default under any such lease, license, contract, property right or agreement; real property owned by Ahern Rentals or any other Pledgor that has a Fair Market Value not exceeding $5.0 million in the aggregate, or any real property leased by Ahern Rentals or any other Pledgor; all securities of any of Ahern Rentals’ affiliates; any other property or assets in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the aggregate Fair Market Value of all such property and assets does not at any one time exceed $10.0 million; all interest of any lessor to Ahern Rentals in its equipment (including rights in proceeds); any aircraft owned by Ahern Rentals or any Subsidiary (excluding the currently owned helicopter); all assets subject to Capital Lease Obligations or purchase money obligations in which the underlying documents do not permit subordinate liens; rights of Ahern Rentals or any Subsidiary as lessee from any lessors; and any assets not subject to a Lien in favor of the Priority Lien Collateral Agent to secure the Priority Lien Debt and other Priority Lien Obligations. The Liens securing the notes are junior in priority to the Liens on the Collateral securing Priority Lien Obligations and guarantees thereof and to all other Permitted Prior Liens.

Collateral Trustee

The collateral trustee, which initially will be the trustee, will hold the Parity Liens granted to it to secure the Parity Liens Obligations pursuant to the security documents. The collateral trustee is subject to any directions given to it by the trustee from time to time as required or permitted by the indenture. Except as directed by the trustee and as required or permitted by the indenture, until the Discharge of Priority Lien Obligations, the collateral trustee will not be obligated:

(1)         to act upon directions purported to be delivered to it by any other Person;

(2)         to foreclose upon or otherwise enforce any Lien; or

(3)         to take any other action whatsoever with regard to any or all of the security documents, the Liens created thereby or the Collateral.

Ahern Rentals will deliver to each Secured Debt Representative copies of all security documents delivered to the collateral trustee or the Priority Lien Collateral Agent.

Intercreditor Agreement

On the date of the indenture, the collateral trustee, the trustee and the Priority Lien Collateral Agent entered into an intercreditor agreement setting forth the terms of the relationship between the holders of certain Priority Liens and the Parity Liens. Certain terms of the intercreditor agreement are described below under “—Intercreditor Arrangements.”

Intercreditor Arrangements

Set forth below is a summary of the lien-ranking provisions of the indenture and the intercreditor agreement:

Subordination of the Parity Liens to the Priority Liens

Notwithstanding the order or manner of perfection of any Lien on the Collateral, the failure to perfect any Lien or any other cause whatsoever, the Parity Liens on the Collateral securing the Parity Lien Obligations will at all times be subordinate and junior in right of priority to the Priority Liens on the Collateral securing Priority Lien Obligations, as set forth below under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens.”  The subordination of the Parity Liens securing the Parity Lien Obligations to the Priority Liens securing the Priority Lien Obligations will not be altered or affected by any modification, amendment, waiver, extension, increase or other change to the Priority Lien Obligations (within the limits described in the definition of “Priority Lien Debt”) or any failure to perfect or any release or settlement of Collateral by the holders of the Priority Lien Obligations.

Restrictions on Enforcement of Parity Liens

Until the Discharge of Priority Lien Obligations, the holders of loans made under the Credit Agreement and other Priority Lien Obligations will have, as against the collateral trustee, the holders of the notes and the other Parity Lien Obligations (and notwithstanding the order or manner of perfection of any Lien, the failure to perfect any Lien or any other cause whatsoever), sole and exclusive right to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral, and neither the trustee nor the holders of notes or other Parity Lien Obligations may take any such actions or may authorize or direct the collateral trustee with respect to such matters.

Order of Application

The intercreditor agreement provides that if any Collateral is sold or otherwise realized upon in connection with any foreclosure, collection or other enforcement of security interests, the proceeds will be applied as follows:

FIRST, to the respective Priority Lien Agents for application to (i) the payment of all outstanding Priority Lien Debt and any other Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), and (ii) the discharge or cash collateralization of all outstanding letters of credit, Hedging Obligations and all other “Obligations” under and as defined in the Credit Agreement (as in effect on the date of the indenture) not yet due and payable, in each instance, constituting Priority Lien Debt or other Priority Lien Obligations;

SECOND, to the respective Parity Lien Representatives for application to the Parity Lien Obligations equally and ratably, until all Parity Lien Obligations have been paid in full in cash or the cash amount held by the Parity Lien Representatives in respect of all Parity Lien Obligations is sufficient to pay all Parity Lien Obligations in full in cash; and

THIRD, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to Ahern Rentals (or the applicable Pledgor, as the case may be), its successors or assigns, or as a court of competent jurisdiction may direct.

If any Parity Lien Representative or any holder of a Parity Lien Obligation collects or receives any proceeds of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Obligations in accordance with the immediately preceding paragraph, whether after the commencement of an insolvency or liquidation proceeding or otherwise, such Parity Lien Representative or such holder of a Parity Lien Obligation, as the case may be, will forthwith deliver the same to the Priority Lien Collateral Agent, for the account of the holders of the Priority Lien Obligations to be applied in accordance with the provisions set forth above under this caption “—Order of Application.”  Until so delivered, such proceeds will be held by that Parity Lien Representative or that holder of a Parity Lien Obligation, as the case may be, for the benefit of the holders of the Priority Lien Obligations.

Release of Liens on Collateral

The Liens on the Collateral securing the notes will be released:

(1)         in whole upon payment in full of all amounts due in respect of the notes;

(2)         in whole upon satisfaction and discharge of the indenture in accordance with the terms of the indenture; or

(3)         in whole upon a Legal Defeasance or Covenant Defeasance in accordance with the terms of the indenture as described below.

In addition to the release provisions described above, the Liens will be released with respect to any asset constituting Collateral:

(1)         that is sold or otherwise disposed of by the Company or any Guarantor to a Person other than the Company or a Guarantor in a transaction permitted by the indenture and the security documents at the time of such sale or disposition;

(2)         other than as described above, that is released from its Lien under the Credit Agreement and the security documents; or

(3)         as provided in the intercreditor agreement.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt

The indenture provides that, notwithstanding:

(1)         anything to the contrary contained in the security documents;

(2)         the time of incurrence of any Series of Parity Lien Debt;

(3)         the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4)         the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)         the time of taking possession or control over any Collateral;

(6)         any Parity Lien not having been perfected or being or having become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)         the rules for determining priority under any law governing relative priorities of Liens,

(a)   all Parity Liens granted at any time by Ahern Rentals or any other Pledgor will secure, equally and ratably, all present and future Parity Lien Obligations and (b) all proceeds of all Parity Liens granted at any time by Ahern Rentals or any Pledgor will be allocated and distributed equally and ratably on account of the Parity Lien Debt and other Parity Lien Obligations.

Ranking of Parity Liens

The indenture provides that, notwithstanding:

(1)         anything to the contrary contained in the security documents;

(2)         the time of incurrence of any Series of Secured Debt;

(3)         the order or method of attachment or perfection of any Liens securing any Series of Secured Debt;

(4)         the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)         the time of taking possession or control over any Collateral;

(6)         any Priority Lien not having been perfected or being or having become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)         the rules for determining priority under any law governing relative priorities of Liens,

all Parity Liens granted at any time by Ahern Rentals or any other Pledgor will be subject and subordinate to all Priority Liens securing Priority Lien Obligations up to the Priority Lien Cap including, for the avoidance of doubt, the Obligations under the Credit Agreement on the date of the indenture.

Amendment of Security Documents

The indenture provides that, except as provided in the intercreditor agreement, no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral trustee acting as directed by the Required Parity Debtholders, except that:

(1)         any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Parity Lien Debt that was otherwise permitted by the terms of the Parity Lien Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Parity Liens thereon or the rights of the collateral trustee therein, or adding or maintaining any guarantee, will become effective when executed and delivered by Ahern Rentals or any other applicable Pledgor party thereto and the collateral trustee;

(2)         no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Parity Lien Debt:

(a)           to vote its outstanding Parity Lien Debt as to any matter described as subject to a direction by the Required Parity Debtholders (or amends the provisions of this clause (2) or the definition of “Required Parity Debtholders”),

(b)          to share in the order of application described above under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral or

(c)           to require that Parity Liens be released only as set forth in the provisions described above under the captions “—Intercreditor Arrangements—Release of Liens on Collateral”

will become effective without the consent of the requisite percentage or number of holders of each Series of Parity Lien Debt so affected under the applicable Parity Lien Document; and

(3)         no amendment or supplement that imposes any obligation upon the collateral trustee or any Parity Lien Representative or adversely affects the rights of the collateral trustee or any Parity Lien Representative, respectively, in its individual capacity as such will become effective without the consent of the collateral trustee or such Parity Lien Representative, respectively.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Parity Lien Document referenced above under the caption “—Release of Liens on Collateral” or as provided in the intercreditor agreement. Any amendment or supplement that results in the collateral trustee’s Liens upon the Collateral no longer securing the notes and the other Obligations under the indenture may only be effected in accordance with the provisions described above under the caption “—Intercreditor Arrangements—Release of Liens on Collateral.”

The intercreditor agreement provides that, notwithstanding anything to the contrary under this caption “—Amendment of Security Documents,” any amendment or waiver of, or any consent under, any provision of the intercreditor agreement or any Priority Lien Security Document will apply automatically to any comparable provision of any comparable Parity Lien Document without the consent of or notice to any holder of Parity Lien Obligations and without any action by any holder of notes or other Parity Lien Obligations.

Compliance with Trust Indenture Act

The indenture provides that Ahern Rentals will comply with the provisions of TIA § 314.

To the extent applicable, Ahern Rentals will cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities subject to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer of Ahern Rentals except in cases where TIA § 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, Ahern Rentals will not be required to comply with all or any portion of TIA § 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA § 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA § 314(d) is inapplicable to one or a series of released Collateral.

Principal, Maturity and Interest

Ahern Rentals will issue a maximum of $200.0 million in aggregate principal amount of notes in this offering. Ahern Rentals will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on August 15, 2013.

Interest on the notes will accrue at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Ahern Rentals will make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Ahern Rentals, Ahern Rentals will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Ahern Rentals elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Ahern Rentals may change the paying agent or registrar without prior notice to the holders of the notes, and Ahern Rentals or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Ahern Rentals will not be required to transfer or exchange any note selected for redemption. Also, Ahern Rentals will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

On the date of the indenture, Ahern Rentals did not have any Subsidiaries and there were no Guarantors. As described below under “—Certain Covenants—Limitations on Issuances of Guarantees of Indebtedness,” in certain circumstances future Restricted Subsidiaries of Ahern Rentals, if any, will be required to guarantee the obligations of Ahern Rentals under the notes and the indenture. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law.

The Note Guarantees, if any:

•       will be general obligations of the Guarantor;

•       will be secured on a second-priority basis, equally and ratably, with all obligations of that Guarantor under any future Parity Lien Debt, by security interests in all of the assets of that Guarantor other than Excluded Assets, subject to the liens securing that Guarantor’s obligations under its guarantee of the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens;

•       will be effectively junior, to the extent of the value of the Collateral, to that Guarantor’s obligations under its guarantee of the Credit Agreement and any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of that Guarantor that secure the notes and by certain other assets of that Guarantor that do not secure the notes;

•       will be effectively junior to any Obligations secured by Permitted Prior Liens, to the extent of the value of the assets of that Guarantor subject to those Permitted Prior Liens; and

•       will be senior in right of payment to any future subordinated Indebtedness of that Guarantor, if any.

Any future Subsidiaries of Ahern Rentals that do not guarantee the notes will have no obligations with respect to the payment of principal of or interest or premium or Liquidated Damages, if any, on the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

Furthermore, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our future subsidiaries, if any, as “Unrestricted Subsidiaries.”  Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Optional Redemption

At any time prior to August 15, 2008, Ahern Rentals may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.250% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)         at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by Ahern Rentals and its Subsidiaries, if any) remains outstanding immediately after the occurrence of such redemption; and

(2)         the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

On or after August 15, 2009, Ahern Rentals may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	104.625%
2010	102.313%
2011 and thereafter	100.000%

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Ahern Rentals’ option prior to August 15, 2009. Unless Ahern Rentals defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Ahern Rentals is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Ahern Rentals to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Ahern Rentals will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, Ahern Rentals will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Ahern Rentals will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Ahern Rentals will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control payment date, Ahern Rentals will, to the extent lawful:

(1)         accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)         deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes properly tendered; and

(3)         deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Ahern Rentals.

The paying agent will promptly pay to each holder of notes properly tendered the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. Ahern Rentals will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control payment date.

The provisions described above that require Ahern Rentals to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Ahern Rentals repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Ahern Rentals will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Ahern Rentals and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

As described more fully on page 63 of this prospectus, a Change of Control includes:

*      the sale or transfer of all or substantially all of the assets of the Company;

*      the adoption of a plan of liquidation or dissolution of the Company;

*      transactions that result in a person other than Don F. Ahern, John Paul Ahern and parties related to them becoming the beneficial owner of a majority of the voting stock of the Company; or

*      mergers or consolidations involving the Company as a result of which the shareholders of the Company immediately before the merger or consolidation beneficially own less than a majority of the voting stock of the surviving or resulting entity after the merger or consolidation.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Ahern Rentals and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Ahern Rentals to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Ahern Rentals and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)         Ahern Rentals (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)         at least 75% of the consideration received in the Asset Sale by Ahern Rentals or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)           any liabilities, as shown on Ahern Rentals’ most recent consolidated balance sheet, of Ahern Rentals or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Ahern Rentals or such Restricted Subsidiary from further liability;

(b)          any securities, notes or other obligations received by Ahern Rentals or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Ahern Rentals or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c)           any stock or assets of the kind referred to in clauses (2) or (4) of the next succeeding paragraph of this covenant; and

(3)         in the case of an Asset Sale that constitutes a Sale of Collateral or a Casualty Event, Ahern Rentals (or the Restricted Subsidiary, as the case may be) will deposit the Net Proceeds from such Asset Sale or Casualty Event as cash collateral in a segregated account held by the collateral trustee or its agent to secure the Secured Obligations pending application of the Net Proceeds otherwise in accordance with this covenant.

Pending the final application of any Net Proceeds, Ahern Rentals may temporarily reduce revolving credit borrowings.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Ahern Rentals (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option:

(1)         to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness (except for temporary reductions contemplated in the immediately preceding paragraph), to correspondingly reduce commitments with respect thereto;

(2)         to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Ahern Rentals;

(3)         to make a capital expenditure; or

(4)         to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the immediately preceding paragraph of this covenant will constitute “Excess Proceeds.”  When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 30 days thereof, Ahern Rentals will make an Asset Sale Offer to all holders of notes and all holders of Parity Lien Debt containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such Parity Lien Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Ahern Rentals may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and Parity Lien Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such Parity Lien Debt to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Ahern Rentals will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Ahern Rentals will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing Ahern Rentals’ other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Ahern Rentals to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Ahern Rentals. In the event a Change of Control or Asset Sale occurs at a time when Ahern Rentals is prohibited from purchasing notes, Ahern Rentals could seek the consent of its other lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Ahern Rentals does not obtain a consent or repay those borrowings, Ahern Rentals will remain prohibited from purchasing notes. In that case, Ahern Rentals’ failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Ahern Rentals’ ability to pay cash to the holders of notes upon a repurchase may be limited by Ahern Rentals’ then existing financial resources. See “Risk Factors—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption, unless Ahern Rentals defaults in the payment of the redemption price.

Certain Covenants

Restricted Payments

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)            declare or pay any dividend or make any other payment or distribution on account of Ahern Rentals’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Ahern Rentals or any of its Restricted Subsidiaries) or to the direct or indirect holders of Ahern Rentals’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Ahern Rentals and other than dividends or distributions to Ahern Rentals or a Restricted Subsidiary of Ahern Rentals);

(ii)        purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Ahern Rentals) any Equity Interests of Ahern Rentals or any direct or indirect parent of Ahern Rentals;

(iii)    make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Ahern Rentals or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Ahern Rentals and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(iv)      make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)         no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)         Ahern Rentals would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio Provision (as defined below); and

(3)         such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Ahern Rentals and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (7), (8) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)           50% of the Consolidated Net Income of Ahern Rentals for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Ahern Rentals’ most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)          100% of the aggregate net cash proceeds received by Ahern Rentals since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity

Interests of Ahern Rentals (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Ahern Rentals that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Ahern Rentals); plus

(c)           to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)          to the extent that any Unrestricted Subsidiary of Ahern Rentals designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of Ahern Rentals’ Investment in such Subsidiary as of the date of such redesignation and (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e)           100% of any dividends received by Ahern Rentals or a Restricted Subsidiary of Ahern Rentals that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Ahern Rentals, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Ahern Rentals for such period.

The preceding provisions will not prohibit:

(1)         the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)         the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Ahern Rentals) of, Equity Interests of Ahern Rentals (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Ahern Rentals; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the immediately preceding paragraph;

(3)         the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Ahern Rentals or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)         the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Ahern Rentals to the holders of its Equity Interests on a pro rata basis;

(5)         the declaration and payment of Permitted Shareholder Tax Distributions with respect to a period during which Ahern Rentals is or was an S Corporation or a partnership for U.S. federal income tax purposes; provided that the shareholders of Ahern Rentals (or partners of Ahern Rentals, if Ahern Rentals becomes a partnership for U.S. federal income tax purposes) apply such Permitted Shareholder Tax Distribution (excluding amounts representing a distribution of cash necessary to make the total distributions proportionate among shareholders (or partners)) to the payment of taxes attributable to the income of Ahern Rentals (including any pass through income recognized by Ahern Rentals with respect to any of its Subsidiaries) within 30 days of such distribution;

(6)         so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Ahern Rentals or any Restricted Subsidiary of Ahern Rentals held by any current or former officer, director or employee of Ahern Rentals or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $250,000 in any twelve-month period;

(7)         the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(8)         so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Ahern Rentals or any Restricted Subsidiary of Ahern Rentals issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio Provision; and

(9)         so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $5.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Ahern Rentals or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities (other than assets or securities with a public trading market) that are required to be valued by this covenant will be determined by the Board of Directors of Ahern Rentals whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Ahern Rentals will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Ahern Rentals may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and Ahern Rentals’ Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Ahern Rentals’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.00 (the “Fixed Charge Coverage Ratio Provision”), determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)         the incurrence by Ahern Rentals and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Ahern Rentals and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $175.0 million and (b) the sum of (I) 85% of accounts receivable, plus (II) the lesser of (A) 85% net orderly liquidation value of rental and sale equipment and other equipment (including transportation equipment but excluding aircraft) and (B) 95% of net book value of rental and sale equipment and other equipment (including transportation equipment but excluding aircraft), plus (III) the lesser of (A) 85% of net orderly liquidation value of spare parts and merchandise inventory and (B) 60% of net book value of spare parts and merchandise inventory, in the case of each of (a) and (b) less the aggregate amount of all Net Proceeds of Asset Sales applied by Ahern Rentals or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2)         the incurrence by Ahern Rentals and its Restricted Subsidiaries of the Existing Indebtedness;

(3)         the incurrence by Ahern Rentals of Indebtedness represented by the notes to be issued pursuant to this prospectus;

(4)         the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Ahern Rentals or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $20.0 million at any time outstanding;

(5)         the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (12) of this paragraph;

(6)         the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Ahern Rentals and any of its Restricted Subsidiaries; provided, however, that:

(a)           if Ahern Rentals or any Guarantor is the obligor on such Indebtedness and the payee is not Ahern Rentals or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Ahern Rentals, or the Note Guarantee, in the case of a Guarantor; and

(b)          (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Ahern Rentals or a Restricted Subsidiary of Ahern Rentals and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Ahern Rentals or a Restricted Subsidiary of Ahern Rentals, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Ahern Rentals or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)         the issuance by any of Ahern Rentals’ Restricted Subsidiaries to Ahern Rentals or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)           any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Ahern Rentals or a Restricted Subsidiary of Ahern Rentals and

(b)          any sale or other transfer of any such preferred stock to a Person that is not either Ahern Rentals or a Restricted Subsidiary of Ahern Rentals

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)         the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)         the guarantee by Ahern Rentals or any of its Restricted Subsidiaries of Indebtedness of Ahern Rentals or a Restricted Subsidiary of Ahern Rentals that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed; provided further that any Restricted Subsidiary of Ahern Rentals that guarantees other Indebtedness pursuant to this clause (9) also shall concurrently guarantee, or already be a Guarantor with respect to, the notes pursuant to the covenant described under the caption “—Limitation on Issuances of Guarantees of Indebtedness”;

(10)  the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11)  the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(12)  the incurrence by Ahern Rentals or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (12), not to exceed $5.0 million.

Ahern Rentals will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Ahern Rentals or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Ahern Rentals solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Ahern Rentals will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of

Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Ahern Rentals as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Ahern Rentals or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)         the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)         the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)         in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)           the Fair Market Value of such assets at the date of determination; and

(b)          the amount of the Indebtedness of the other Person.

Liens

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Limitation on Sale and Leaseback Transactions

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Ahern Rentals or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)         Ahern Rentals or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio Provision and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”;

(2)         the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of Ahern Rentals and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)         the transfer of assets in that sale and leaseback transaction is permitted by, and Ahern Rentals applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)         pay dividends or make any other distributions on its Capital Stock to Ahern Rentals or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Ahern Rentals or any of its Restricted Subsidiaries;

(2)         make loans or advances to Ahern Rentals or any of its Restricted Subsidiaries; or

(3)         sell, lease or transfer any of its properties or assets to Ahern Rentals or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)         agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)         the indenture, the notes and the Note Guarantees;

(3)         applicable law, rule, regulation or order;

(4)         any instrument governing Indebtedness or Capital Stock of a Person acquired by Ahern Rentals or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)         customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)         purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the immediately preceding paragraph;

(7)         any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)         Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)         Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)  provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets or property that are the subject of such agreements and, if the assets or property subject to any such agreement have an aggregate Fair Market Value of more than $10.0 million, such agreement has been entered into with the approval of Ahern Rentals’ Board of Directors; and

(11)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

Ahern Rentals will not, directly or indirectly: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of

Ahern Rentals and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)         either: (a) Ahern Rentals is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Ahern Rentals) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)         the Person formed by or surviving any such consolidation or merger (if other than Ahern Rentals) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Ahern Rentals under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)         immediately after such transaction, no Default or Event of Default exists; and

(4)         Ahern Rentals or the Person formed by or surviving any such consolidation or merger (if other than Ahern Rentals), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio Provision.

In addition, Ahern Rentals will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)         a merger of Ahern Rentals with an Affiliate solely for the purpose of reincorporating Ahern Rentals in another jurisdiction; or

(2)         any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Ahern Rentals and any of its Restricted Subsidiaries.

Transactions with Affiliates

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Ahern Rentals (each, an “Affiliate Transaction”), unless:

(1)         the Affiliate Transaction is on terms that are not materially less favorable to Ahern Rentals or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Ahern Rentals or such Restricted Subsidiary with an unrelated Person; and

(2)         Ahern Rentals delivers to the trustee:

(a)           with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors of Ahern Rentals set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Ahern Rentals; and

(b)          with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, an opinion as to the fairness to Ahern Rentals or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the immediately preceding paragraph:

(1)         any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Ahern Rentals or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)         transactions between or among Ahern Rentals and/or its Restricted Subsidiaries;

(3)         transactions with a Person (other than an Unrestricted Subsidiary of Ahern Rentals) that is an Affiliate of Ahern Rentals solely because Ahern Rentals owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)         payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Ahern Rentals;

(5)         any issuance of Equity Interests (other than Disqualified Stock) of Ahern Rentals to Affiliates of Ahern Rentals;

(6)         Restricted Payments and Permitted Investments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7)         loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding; and

(8)         purchases of equipment and related parts from Affiliates of Ahern Rentals in the ordinary course of business, provided that such purchases are on terms that are not materially less favorable to Ahern Rentals or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Ahern Rentals or such Restricted Subsidiary with an unrelated Person; provided, further that to the extent the aggregate amount of such purchases exceeds $15 million during any fiscal year, Ahern Rentals delivers to the trustee a resolution of the Board of Directors of Ahern Rentals set forth in an officers’ certificate certifying that such purchases comply with the provisions set forth above in this clause (8) and that such purchases have been approved, in the aggregate, by a majority of the disinterested members of the Board of Directors of Ahern Rentals.

Business Activities

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Ahern Rentals and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Ahern Rentals may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Ahern Rentals and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted

Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Ahern Rentals. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Ahern Rentals may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Ahern Rentals as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.”  If, at any time, any Unrestricted Subsidiary would fail to meet the requirements as an Unrestricted Subsidiary (including failure to meet the definition of an Unrestricted Subsidiary), it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Ahern Rentals as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” Ahern Rentals will be in default of such covenant.

The Board of Directors of Ahern Rentals may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Ahern Rentals; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Ahern Rentals of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances of Guarantees of Indebtedness

Ahern Rentals will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee the payment of any other Indebtedness of Ahern Rentals unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the guarantee of the payment of the notes by such Restricted Subsidiary, which guarantee will be senior to or pari passu with such Restricted Subsidiary’s guarantee of such other Indebtedness.

The Note Guarantee of a Guarantor will automatically and unconditionally be released:

(1)         in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Ahern Rentals or a Restricted Subsidiary of Ahern Rentals, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)         in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Ahern Rentals or a Restricted Subsidiary of Ahern Rentals, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)         if Ahern Rentals designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)         upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge,” or

(5)         in accordance with the terms of the Intercreditor Agreement.

The form of the Note Guarantee is attached as an exhibit to the indenture.

Payments for Consent

Ahern Rentals will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Ahern Rentals will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)         all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Ahern Rentals were required to file such reports; and

(2)         all current reports that would be required to be filed with the SEC on Form 8-K if Ahern Rentals were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Ahern Rentals’ consolidated financial statements by Ahern Rentals’ certified independent accountants. In addition, following the completion of the exchange offer, Ahern Rentals will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after completion of this exchange offer, Ahern Rentals is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Ahern Rentals will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Ahern Rentals will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Ahern Rentals’ filings for any reason, Ahern Rentals will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Ahern Rentals were required to file those reports with the SEC.

If Ahern Rentals has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Ahern Rentals and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Ahern Rentals.

In addition, Ahern Rentals agrees that, for so long as any notes remain outstanding, if at any time Ahern Rentals and the Guarantors are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)         default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2)         default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)         failure by Ahern Rentals or any of its Restricted Subsidiaries for 30 days after notice to Ahern Rentals by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” “—Certain Covenants—Restricted Payments,” “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)         failure by Ahern Rentals or any of its Restricted Subsidiaries for 60 days after notice to Ahern Rentals by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5)         default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ahern Rentals or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Ahern Rentals or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)           is caused by a failure to pay a scheduled payment or payment at maturity of principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)          results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6)         failure by Ahern Rentals or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)         the occurrence of any of the following:

(a)           except as permitted by the indenture, any security document ceases for any reason to be fully enforceable; provided that it will not be an Event of Default under this clause (7)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Parity Lien purported to be granted under such security documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $5.0 million ceases to be an enforceable and perfected second-priority security interest and, in the case of Collateral consisting of titled vehicles, ceases to be an enforceable second-priority security interest, subject only to Permitted Prior Liens;

(b)          any Parity Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected second-priority security interest and, in the case of

Collateral consisting of titled vehicles, ceases to be an enforceable second-priority security interest, subject only to Permitted Prior Liens; or

(c)           Ahern Rental or any other Pledgor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of Ahern Rental or any other Pledgor set forth in or arising under any security document;

(8)         except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9)         certain events of bankruptcy or insolvency described in the indenture with respect to Ahern Rentals or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Ahern Rentals, any Restricted Subsidiary of Ahern Rentals that is a Significant Subsidiary or any group of Restricted Subsidiaries of Ahern Rentals that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)         such holder has previously given the trustee notice that an Event of Default is continuing;

(2)         holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)         such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)         the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)         holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or

Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Ahern Rentals with the intention of avoiding payment of the premium that Ahern Rentals would have had to pay if Ahern Rentals then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to August 15, 2009, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Ahern Rentals with the intention of avoiding the prohibition on redemption of the notes prior to August 15, 2009, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Ahern Rentals is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Ahern Rentals is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Ahern Rentals or any Guarantor, as such, will have any liability for any obligations of Ahern Rentals or the Guarantors under the notes, the indenture, the Note Guarantees, the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Ahern Rentals may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)         the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the trust referred to below;

(2)         Ahern Rentals’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)         the rights, powers, trusts, duties and immunities of the trustee, and Ahern Rentals’ and the Guarantors’ obligations in connection therewith; and

(4)         the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Ahern Rentals may, at its option and at any time, elect to have the obligations of Ahern Rentals and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)         Ahern Rentals must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Ahern Rentals must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)         in the case of Legal Defeasance, Ahern Rentals must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Ahern Rentals has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)         in the case of Covenant Defeasance, Ahern Rentals must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)         no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Ahern Rentals or any Guarantor is a party or by which Ahern Rentals or any Guarantor is bound;

(5)         such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Ahern Rentals or any of its Subsidiaries is a party or by which Ahern Rentals or any of its Subsidiaries is bound;

(6)         Ahern Rentals must deliver to the trustee an officers’ certificate stating that the deposit was not made by Ahern Rentals with the intent of preferring the holders of notes over the other creditors of Ahern Rentals with the intent of defeating, hindering, delaying or defrauding any creditors of Ahern Rentals or others; and

(7)         Ahern Rentals must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption
“—Intercreditor Arrangements—Release of Liens on Collateral,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)         reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)         reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)         reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)         waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)         make any note payable in money other than that stated in the notes;

(6)         make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the notes;

(7)         waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)         release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture or the Intercreditor Agreement;

(9)         release any Collateral from the Liens created by the security documents except as specifically provided for in the indenture, the security documents or the Intercreditor Agreement; or

(10)  make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, Ahern Rentals, the Guarantors and the trustee may amend or supplement the indenture or the notes or the Note Guarantees:

(1)         to cure any ambiguity, defect or inconsistency;

(2)         to provide for uncertificated notes in addition to or in place of certificated notes;

(3)         to provide for the assumption of Ahern Rentals’ or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Ahern Rentals’ or such Guarantor’s assets, as applicable;

(4)         to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)         to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)         to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7)         to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8)         to allow any Guarantor to execute a supplemental indenture and /or a Note Guarantee with respect to the notes; or

(9)         to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)         either:

(a)           all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Ahern Rentals, have been delivered to the trustee for cancellation; or

(b)          all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Ahern Rentals or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)         Ahern Rentals or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(3)         Ahern Rentals has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Ahern Rentals must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Intercreditor Arrangements—Release of Liens on Collateral,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of Ahern Rentals or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)         Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)         Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control unless a majority of the disinterested members of the Board of Directors of Ahern Rentals determines that (a) a third Person (that is not otherwise an Affiliate of Ahern Rentals) is the beneficial owner of a greater percentage of the Voting Stock of such Person than the percentage of Voting Stock of such Person beneficially owned by the specified Person and (b) the specified Person does not otherwise control such Person. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)         the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Ahern Rentals and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)         the issuance of Equity Interests in any of Ahern Rentals’ Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)         any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

(2)         a transfer of assets between or among Ahern Rentals and its Restricted Subsidiaries;

(3)         an issuance of Equity Interests by a Restricted Subsidiary of Ahern Rentals to Ahern Rentals or to a Restricted Subsidiary of Ahern Rentals;

(4)         the sale or lease of products, inventory of parts, merchandise or goods (including new equipment or used equipment acquired for resale) held for sale (excluding Rental Equipment), services or accounts receivable in the ordinary course of business and any sale, conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)         the sale or other disposition of cash or Cash Equivalents; and

(6)         a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Bankruptcy Code” means Title 11, U.S. Code, and the rules and regulations promulgated thereunder.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “beneficially owns” and “beneficially owned” have a corresponding meaning.

“Board of Directors” means:

(1)         with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)         with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)         with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)         with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)         in the case of a corporation, corporate stock;

(2)         in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)         in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)         any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)         United States dollars;

(2)         securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)         certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)         repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)         commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, in each case, maturing within six months after the date of acquisition; and

(6)         money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss, in each case relating to property or other assets that constituted Collateral.

“Change of Control” means the occurrence of any of the following:

(1)         the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Ahern Rentals and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)         the adoption of a plan relating to the liquidation or dissolution of Ahern Rentals;

(3)         the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of Ahern Rentals, measured by voting power rather than number of shares;

(4)         Ahern Rentals consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Ahern Rentals, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ahern Rentals or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Ahern Rentals outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(5)         after an initial public offering of the Capital Stock of Ahern Rentals or any direct or indirect parent of Ahern Rentals, the first day on which a majority of the members of the Board of Directors of Ahern Rentals are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Class” means (1) in the case of Parity Lien Debt, every Series of Parity Lien Debt, taken together, and (2) in the case of Priority Lien Debt, every Series of Priority Lien Debt, taken together.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all existing and future assets (whether real, personal or mixed) of Ahern Rentals or any of the other Pledgors that are from time to time made subject, or purported to be made subject, to the Lien of the security documents, which shall not include, at any time, any assets or property with respect to which a Lien has not been granted in favor of the Priority Lien Collateral Agent for the benefit of the holders of Priority Lien Obligations.

“collateral trustee” means Wells Fargo Bank, N.A., in its capacity as collateral trustee under the intercreditor agreement and the security documents, together with its successors in such capacity.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)         an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)         provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period (and to the extent not included in the foregoing, Permitted Shareholder Tax Distributions), to the extent that such provision for taxes or Permitted Shareholder Tax Distributions was deducted in computing such Consolidated Net Income; plus

(3)         the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)         depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses other than debt issuance costs to the extent they relate to the issuance of any debt after the sale of the notes and the closing of the Credit Agreement) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense other than debt issuance costs to the extent they relate to the issuance of any debt after the sale of the notes and the closing of the Credit Agreement) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5)         non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Ahern Rentals will be added to Consolidated Net Income to compute Consolidated Cash Flow of Ahern Rentals only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Ahern Rentals by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

(1)         the Net Income of any Person, other than a Restricted Subsidiary of the referent Person, will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary of such referent Person;

(2)         the Net Income (but not to the extent Net Income represents a loss) of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions will be excluded to the extent of such restriction or limitation;

(3)         the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4)         any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business will be excluded;

(5)         extraordinary gains and losses will be excluded;

(6)         income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) will be excluded;

(7)         in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded;

(8)         charges with respect to Indebtedness retired with the proceeds of the Notes shall be excluded;

(9)         charges for amortization of goodwill in excess of amortization on a straight-line, 40 year basis shall be excluded; and

(10)  all gains, losses, charges or write-offs with respect to an election to be taxed as an “S corporation” under Subchapter S of the Internal Revenue Code shall be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Ahern Rentals who:

(1)         was a member of such Board of Directors on the date of the indenture; or

(2)         was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain credit agreement, dated as of the date of the indenture, by and among Ahern Rentals, the lenders party thereto, Bank of America, N.A., as administrative agent, and Wachovia Bank, National Association, as collateral agent and syndication agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Agreement Agent” means, at any time, the Person serving at such time as the “Collateral Agent” under the Credit Agreement or any other representative then most recently designated in accordance with the applicable provisions of the Credit Agreement, together with its successors in such capacity.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1)         termination or expiration without replacement of all commitments to extend credit that would constitute Priority Lien Debt;

(2)         payment in full in cash of the principal of and interest and premium, if any, on all Priority Lien Debt (other than any undrawn letters of credit);

(3)         discharge or cash collateralization (at the lower of (a) 110% of the aggregate undrawn amount and (b) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt; and

(4)         payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

Notwithstanding the foregoing, if any holder of Priority Lien Debt or the Priority Lien Collateral Agent must return or disgorge any payment or proceeds of Collateral, then Discharge of Priority Lien Obligations is not deemed to have occurred.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Ahern Rentals to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ahern Rentals may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”  The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Ahern Rentals and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Dividend Limitation” means the product of the Maximum Tax Rate and Federal Taxable Income.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between the holders of Secured Obligations within the same Class, that such Liens or proceeds will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning set forth in the Credit Agreement.

“Existing Indebtedness” means Indebtedness of Ahern Rentals and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Ahern Rentals (unless otherwise provided in the indenture).

“Federal Taxable Income” means the taxable income of Ahern Rentals for any taxable year computed pursuant to Section 1363(b) (or any successor provision) of the Code or, if Ahern Rentals becomes a partnership for U.S. federal income tax purposes, section 703(a) (or any successor provision) of the code, but calculated as if the taxable year of Ahern Rentals ended on the date with respect to which such taxable income calculation is made, reduced, but not below zero, by the amount of any Suspended Losses which are treated as incurred by Ahern Rentals in, and allowed as deductions on the tax returns of Ahern Rentals’ stockholders (or partners) for, such taxable year.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)         acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2)         the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date will be excluded;

(3)         the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)         any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)         any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)         if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)         the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs (to the extent such costs relate to the issuance of any debt after the sale of the notes and the closing of the Credit Agreement) and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings (excluding any premium or penalty paid on or prior to the date of the indenture in connection with the redemption, repurchase or retirement of Indebtedness of such Person prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness), and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)         the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)         any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4)         the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Ahern Rentals (other than Disqualified Stock) or to Ahern Rentals or a Restricted Subsidiary of Ahern Rentals, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Government Securities” means direct non-callable obligations of, or guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each Subsidiary of Ahern Rentals, if any, that executes a Note Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)         interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)         other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)         other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)         in respect of borrowed money;

(2)         evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)         in respect of banker’s acceptances;

(4)         representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)         representing the balance deferred and unpaid of the purchase price of any property or services due more than six months (or, in the case of rental equipment acquired for use in a Permitted Business, more than one year) after such property is acquired or such services are completed; or

(6)         representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“insolvency or liquidation proceeding” means:

(1)         any case commenced by or against Ahern Rentals or any other Pledgor under Title 11, U.S. Code or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Ahern Rentals or any other Pledgor, any receivership or assignment for the benefit of creditors relating to Ahern Rentals or any other Pledgor or any similar case or proceeding relative to Ahern Rentals or any other Pledgor or its creditors, as such, in each case whether or not voluntary;

(2)         any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to Ahern Rentals or any other Pledgor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)         any other proceeding of any type or nature in which substantially all claims of creditors of Ahern Rentals or any other Pledgor are determined and any payment or distribution is or may be made on account of such claims.

“intercreditor agreement” means the Intercreditor Agreement, dated as of the date of the indenture, among Ahern Rentals, the collateral trustee and the Priority Lien Collateral Agent, as amended, supplemented or otherwise modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Ahern Rentals or any Subsidiary of Ahern Rentals sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Ahern Rentals such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Ahern Rentals, Ahern Rentals will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Ahern Rentals’ Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”  The acquisition by Ahern Rentals or any Subsidiary of Ahern Rentals of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ahern Rentals or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”  Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Lien Priority Confirmation” means:

(1)         as to any Series of Parity Lien Debt, the written agreement of the holders of such Series of Parity Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the enforceable benefit of all holders of each existing and future Series of Priority Lien Debt, each existing and future Priority Lien Agent and each existing and future holder of Permitted Prior Liens to be bound by the provisions set forth under the captions “—Intercreditor Arrangements—Order of Application” and “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens” and the other provisions of the intercreditor agreement; and

(2)         as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement or other agreement governing such Series of Priority Lien Debt, for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt, each existing and future Parity Lien Representative and each existing and future holder of Permitted Prior Liens to be bound by the provisions set forth under the captions “—Intercreditor Arrangements—Order of Application” and the other provisions of the intercreditor agreement.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Maximum Tax Rate” means, for a particular taxable year, the sum of the highest marginal U.S. federal income tax rate, the highest marginal U.S. state income tax rate and, where applicable, the highest marginal local income tax rate, in each case applicable to any shareholder (or partner, if Ahern Rentals becomes a partnership for U.S. federal income tax purposes) of Ahern Rentals, or such higher rate as may be determined by a Tax Accountant to take into account any additional pass-through liability of any shareholder (or partner) as a result of application of alternative minimum tax (“AMT”), calculated as though such shareholder (or partner) has no items of income, gain, loss, deduction or credit, other than items attributable to Ahern Rentals, has no available AMT exemption amount, and is taxed at the highest marginal AMT rate.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)         any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)         any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by Ahern Rentals or any of its Restricted Subsidiaries in respect of:

(1)         any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale (and to the extent not included in the foregoing, that portion of any Permitted Shareholder Tax Distributions attributable thereto); and

(2)         any Casualty Events,

in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)         as to which neither Ahern Rentals nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)         no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Ahern Rentals or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)         as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Ahern Rentals or any of its Restricted Subsidiaries.

“Note Documents” means each indenture, the notes and the security documents.

“Note Guarantee” means the guarantee by each Guarantor of Ahern Rentals’ obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness (including, without limitation and in any event, with respect to the Credit Agreement, any “Obligations” as defined in the Credit Agreement as in effect on the date of the indenture).

“Parity Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any property of Ahern Rentals or any other Pledgor to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(1)         the notes issued on the date of the indenture;

(2)         up to $5.0 million in aggregate principal amount of Indebtedness (including additional notes) at any time outstanding that is secured equally and ratably with the notes by a Parity Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that Ahern Rentals incurs such Indebtedness pursuant to the first paragraph of the covenant described above under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)         any other Indebtedness that would be permitted to be incurred pursuant to the first paragraph of the covenant described above under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent that the Fixed Charge Coverage Ratio would have been at least 3.00 to 1.00 at the time such Indebtedness is incurred, determined on a pro forma basis (including pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period;

provided that, in the case of any Indebtedness referred to in clause (2) or (3) of this definition:

(a)          on or before the date on which such Indebtedness is incurred by Ahern Rentals or the applicable Restricted Subsidiary, if any, such Indebtedness is designated by Ahern Rentals, in an officers’ certificate delivered to each Parity Lien Representative and the collateral trustee, as “Parity Lien Debt” for the purposes of the indenture and the intercreditor agreement;

(b)         such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Sharing Confirmation and a Lien Priority Confirmation; and

(c)          all requirements set forth in the security documents as to the confirmation, grant or perfection of the collateral trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if Ahern Rentals delivers to the collateral trustee an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Parity Lien Debt”).

“Parity Lien Documents” means, collectively, the Note Documents and the indenture, credit agreement or other agreement governing each other Series of Parity Lien Debt and the security documents.

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Parity Lien Representative” means:

(1)         in the case of the notes, the trustee; or

(2)         in the case of any other Series of Parity Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who maintains the transfer register for such Series of Parity Lien Debt and (a) is appointed as a Parity Lien Representative (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the intercreditor agreement by executing a joinder in the form required under the intercreditor agreement.

“Permitted Business” means any business conducted by Ahern Rentals on the date the notes are originally issued under the indenture and any businesses that, in the good faith judgment of the Board of Directors of Ahern Rentals, are reasonably related, ancillary or complementary thereto, or reasonable extensions thereof.

“Permitted Dividend Amount” means, with respect to any taxable period, the amount (determined by a Tax Accountant) by which the Dividend Limitation for the taxable year exceeds the aggregate Permitted Shareholder Tax Distributions previously paid, if any, by Ahern Rentals to the shareholders of Ahern Rentals for such taxable year, including distributions paid or loans made by Ahern Rentals with respect to such taxable year not later than 105 days after the end of that taxable year; provided that:

(1)         if, at the end of any taxable year of Ahern Rentals, the Dividend Limitation for such year exceeds the aggregate Permitted Shareholder Tax Distributions paid by Ahern Rentals for such year pursuant to the covenant entitled “Restricted Payments,” the Permitted Dividend Amount for the following taxable year shall be increased effective the first day of such year by the amount of such excess;

(2)         if, at the end of any taxable year of Ahern Rentals, the aggregate Permitted Shareholder Tax Distributions paid by Ahern Rentals for such year exceed the Dividend Limitation for such year, the Permitted Dividend Amount for purposes of calculating any further distributions for such taxable year shall be zero and the amount of such excess shall be treated as having been paid by Ahern Rentals on the first day of the following taxable year (and, if necessary, succeeding taxable years); and

(3)         if Ahern Rentals’ S Corporation election made pursuant to Code Section 1362 (or any successor provision) shall be determined to be invalid, or is revoked or terminated, subject to the right of Ahern Rentals to seek relief pursuant to Code Section 1362(f) or any similar provision), and if Ahern Rentals is not treated as a partnership for U.S. federal income tax purposes, then the Permitted Dividend Amount for Ahern Rentals shall be zero from and after the date of such invalidity, revocation, termination or cessation.

“Permitted Investments” means:

(1)         any Investment in Ahern Rentals or in a Restricted Subsidiary of Ahern Rentals;

(2)         any Investment in Cash Equivalents;

(3)         any Investment by Ahern Rentals or any Restricted Subsidiary of Ahern Rentals in a Person, if as a result of such Investment:

(a)           such Person becomes a Restricted Subsidiary of Ahern Rentals; or

(b)          such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Ahern Rentals or a Restricted Subsidiary of Ahern Rentals;

(4)         any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)         any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ahern Rentals;

(6)         any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Ahern Rentals or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)         Investments represented by Hedging Obligations;

(8)         loans or advances to employees other than executives restricted by the Sarbanes-Oxley Act of 2002 made in the ordinary course of business of Ahern Rentals or the Restricted Subsidiary of Ahern Rentals in an aggregate principal amount not to exceed $500,000 at any one time outstanding;

(9)         repurchases of the notes and any Note Guarantees; and

(10)  other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding not to exceed $5.0 million.

“Permitted Liens” means:

(1)         Liens held by the Priority Lien Collateral Agent securing (a) Priority Lien Debt in an aggregate principal amount not exceeding the Priority Lien Cap and (b) all related Priority Lien Obligations;

(2)         Liens held by the collateral trustee equally and ratably securing the notes to be issued on the date of the indenture and all future Parity Lien Debt and other Parity Lien Obligations;

(3)         Liens in favor of Ahern Rentals or any Guarantor;

(4)         Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Ahern Rentals or any Subsidiary of Ahern Rentals; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Ahern Rentals or the Subsidiary;

(5)         Liens on property (including Capital Stock) existing at the time of acquisition of the property by Ahern Rentals or any Subsidiary of Ahern Rentals; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(6)         Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7)         (a) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) Liens securing trade payables incurred in the ordinary course of business, in each case covering only the assets acquired with or financed by such Indebtedness or giving rise to such trade payables;

(8)         Liens existing on the date of the indenture;

(9)         Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10)  Liens imposed by law, such as carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11)  survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12)  Liens created for the benefit of (or to secure) the notes or the Note Guarantees;

(13)  Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)           the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)          the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(14)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(15)  Liens securing reimbursement obligations with respect to letters of credit which encumber (a) in the case of commercial letters of credit, documents and other property relating to such letters of credit and products and proceeds thereof, and (b) in the case of other letters of credit, only cash and marketable securities and documents and other property relating to such letters of credit and the products and proceeds thereof;

(16)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of Ahern Rentals or any of its Restricted Subsidiaries, including rights of offset and set-off;

(17)  Liens constituting rights of or obligations to lessees and renters from Ahern Rentals or any of its Restricted Subsidiaries incurred in the ordinary course of business; and

(18)  Liens incurred in the ordinary course of business of Ahern Rentals or any Subsidiary of Ahern Rentals with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Prior Liens” means:

(1)         Liens described in clause (1) of the definition of “Permitted Liens”;

(2)         Liens described in clauses (4), (5), (7)(a) or (8) of the definition of “Permitted Liens”; and

(3)         Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the security interests created by the security documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of Ahern Rentals or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Ahern Rentals or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)         the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)         such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)         if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)         such Indebtedness is incurred either by Ahern Rentals or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Shareholder Tax Distributions” means cash distributions and/or loans made by Ahern Rentals to its shareholders (or partners if Ahern Rentals becomes a partnership for U.S. federal income tax purposes) in amounts computed by a Tax Accountant to be necessary to permit the shareholders (or partners) of Ahern Rentals to pay their estimated and final U.S. federal, state and local income tax liabilities attributable to the income of Ahern Rentals (including any pass-through income recognized by Ahern Rentals with respect to any of its Subsidiaries) to the extent such taxes are not payable directly by Ahern Rentals or its Subsidiaries; provided, however, that the amount of such distributions or loans shall not exceed the Permitted Dividend Amount. Permitted Shareholder Tax Distributions may not be made more frequently than quarterly with respect to each period for which an installment of estimated tax would be required to be paid by the shareholders (or partners) of Ahern Rentals. Notwithstanding the foregoing limitation with respect to the Permitted Dividend Amount, if in any year Ahern Rentals’ shareholders (or partners) are required to pay additional taxes with respect to a prior year’s tax return which are attributable to the taxable income of Ahern Rentals (because of an audit by a taxing authority or an amended return the filing of which is required in the reasonable judgment of Ahern Rentals), the amount of Permitted Shareholder Tax Distributions which may be paid in such later year shall be increased by the amount of such additional taxes, and any interest and penalties with respect thereto, as determined by a Tax Accountant.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledgors” means Ahern Rentals, any future Guarantors and any other Person (if any) that provides collateral security for any Secured Obligations.

“Principals” means Don F. Ahern and John Paul Ahern, Jr.

“Priority Lien” means a Lien granted by a Priority Lien Document to the Priority Lien Collateral Agent, at any time, upon any property of Ahern Rentals or any other Pledgor to secure Priority Lien Obligations.

“Priority Lien Agent” means (1) the Credit Agreement Agent or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a representative of the Priority Lien Debt (for purposes related to the administration of the security documents) pursuant to the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt.

“Priority Lien Cap” means, as of any date, the principal amount outstanding under the Credit Agreement and/or the Indebtedness outstanding under any other Credit Facility, in an aggregate principal amount not to exceed the sum of the amount provided by clause (1) of the definition of Permitted Debt, as of any date, less the amount of Parity Lien Debt incurred after the date of the indenture the net proceeds of which are used to repay any term Priority Lien Debt or to repay any revolving credit Indebtedness that constitutes Priority Lien Debt and effect a corresponding commitment reduction thereunder. For purposes of this definition, all letters of credit will be deemed to have a principal amount equal to the maximum potential liability of Ahern Rentals and its Restricted Subsidiaries thereunder, and all Hedging Obligations will be valued at zero.

“Priority Lien Collateral Agent” means the Credit Agreement Agent or, after the Discharge of Priority Lien Obligations in respect of the Credit Agreement, a single representative of all holders of Priority Liens most recently designated by Ahern Rentals in an officers’ certificate delivered to the trustee and the collateral agent or the successor of such representative in its capacity as such.

“Priority Lien Debt” means:

(1)         Indebtedness under the Credit Agreement that was permitted to be incurred and secured under each applicable Secured Debt Document (or as to which the lenders under the Credit Agreement (or the Credit Agreement Agent) obtained an officers’ certificate (or a representation or warranty is made by Ahern Rentals to such lenders) at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents);

(2)         Indebtedness under any other Credit Facility that is secured equally and ratably with the Credit Agreement by a Priority Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of any Indebtedness referred to in this clause (2), that:

(a)           on or before the date on which such Indebtedness is incurred by Ahern Rentals or the applicable Restricted Subsidiary, such Indebtedness is designated by Ahern Rentals, in an officers’ certificate delivered to each representative of the Priority Debt and the collateral trustee, as “Priority Lien Debt” for the purposes of the Secured Debt Documents;

(b)          such Indebtedness is governed by a credit agreement or other agreement that includes a Sharing Confirmation; and

(c)           all requirements set forth in the intercreditor agreement as to the confirmation, grant or perfection of the Priority Lien Collateral Agent’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if Ahern Rentals delivers to the collateral trustee an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Lien Debt”); and

(3)         Hedging Obligations incurred to hedge or manage interest rate risk with respect to Priority Lien Debt; provided that:

(a)           such Hedging Obligations are secured by a Priority Lien on all of the assets and properties that secure Indebtedness under the Credit Facility in respect of which such Hedging Obligations are incurred; and

(b)          such Priority Lien is senior to or on a parity with the Priority Liens securing Indebtedness under the Credit Facility in respect of which such Hedging Obligations are incurred.

“Priority Lien Documents” means the Credit Agreement and any other Credit Facility pursuant to which any Priority Lien Debt is incurred, each Lien Priority Confirmation and the Priority Lien Security Documents.

“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations in respect of Priority Lien Debt.

“Priority Lien Security Documents” means each Sharing Confirmation and Lien Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by Ahern Rentals or any other Pledgor creating (or purporting to create) a Priority Lien upon Collateral in favor of the Priority Lien Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Public Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of Ahern Rentals pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Ahern Rentals).

“QSSS Election” means the election to treat any Person as a qualified subchapter S subsidiary pursuant to Code Section 1361(b)(3).

“Related Party” means:

(1)         any immediate family member of any Principal;

(2)         in the event of the death or permanent disability of any Principal, any heir or devisee of such Principal, or any executor or similar legal representative of such Principal pending final disposition of such Principal’s Equity Interests in Ahern Rentals; or

(3)         any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clauses (1) and (2).

“Rental Equipment” means any assets or equipment owned by Ahern Rentals or any of its Restricted Subsidiaries, the principal purpose of which has been for rental or leasing by Ahern Rentals or any of its Restricted Subsidiaries in a Permitted Business.

“Required Parity Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding. For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, Ahern Rentals or any Affiliate of Ahern Rentals will be deemed not to be outstanding.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S Corporation” means a small business corporation within the meaning of Code Section 1361 (or any successor provision) for which an election is in effect under Code Section 1362(a) (or any successor provision).

“S&P” means Standard & Poor’s Ratings Group.

“Sale of Collateral” means any Asset Sale involving a sale or other disposition of Collateral.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt” means Parity Lien Debt and Priority Lien Debt.

“Secured Debt Documents” means the Parity Lien Documents and the Priority Lien Documents.

“Secured Debt Representative” means each Parity Lien Representative and the Priority Lien Agent.

“Secured Obligations” means Parity Lien Obligations and Priority Lien Obligations.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“security documents” means each Sharing Confirmation and Lien Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by Ahern Rentals or any other Pledgor creating (or purporting to create) a Parity Lien upon Collateral in favor of the collateral trustee, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption “—Intercreditor Arrangements—Amendment of Security Documents.”

“Series of Parity Lien Debt” means, severally, the notes and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

“Series of Priority Lien Debt” means, severally, the Indebtedness outstanding under the Credit Agreement and any other Credit Facility that constitutes Priority Lien Debt.

“Series of Secured Debt” means each Series of Parity Lien Debt and each Series of Priority Lien Debt.

“Sharing Confirmation” means, as to any Series of Parity Lien Debt, the written agreement of the holders of such Series of Parity Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the enforceable benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Lien Representative that all Parity Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by Ahern Rentals or any other Pledgor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the collateral trustee for the benefit of all holders of Parity Lien Obligations equally and ratably, and that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions in the intercreditor agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the collateral trustee to perform its obligations under the intercreditor agreement and the other security documents.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)         any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)         any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Suspended Losses” means the aggregate amount of losses and deductions of Ahern Rentals which have been taken into account by the shareholders of Ahern Rentals and disallowed under Code Sections 1366(d) or 704(d) (or any successor provision) in a prior taxable year.

“Tax Accountant” means (1) the independent accounting firm that has prepared the filed federal tax returns of Ahern Rentals, if any, and the Principals for each of the last three tax years as of the date of determination, (2) any one of the four largest nationally recognized independent accounting firms, or (3) any other independent accounting firm jointly approved by the trustee and Ahern Rentals.

“Unrestricted Subsidiary” means any Subsidiary of Ahern Rentals that is designated by the Board of Directors of Ahern Rentals as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)         has no Indebtedness other than Non-Recourse Debt;

(2)         except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Ahern Rentals or any Restricted Subsidiary of Ahern Rentals unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Ahern Rentals or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Ahern Rentals;

(3)         is a Person with respect to which neither Ahern Rentals nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)         has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Ahern Rentals or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)         the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)         the then outstanding principal amount of such Indebtedness.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture, intercreditor agreement, security documents and registration rights agreement without charge by writing to Ahern Rentals, Inc., 4241 S. Arville Street, Las Vegas, NV 89103, Attention: Howard L. Brown.

Book-Entry, Delivery and Form

The exchange notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Depository Procedures

DTC has advised Ahern Rentals that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

DTC has also advised Ahern Rentals that pursuant to procedures established by it, (a) upon deposit of the Global Notes, DTC will credit the respective principal amount at maturity of the individual beneficial interests represented by such Global Notes to the accounts of the relevant Participants and (b) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the

Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “—Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

Payments in respect of the principal of (and premium, if any) and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the initial purchaser, the trustee nor any of our agents or the agent of the initial purchaser or the trustee has or will have any responsibility or liability for (i) any aspect or accuracy of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership or (ii) any other matter relating to the actions and practices of DTC or any of the Participants or the Indirect Participants.

DTC has advised Ahern Rentals that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Notes for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the Participants.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the accountholders in DTC, on the one hand, and directly or indirectly through the Euroclear System (“Euroclear”) or Clearstream Banking société anonyme (“Clearstream”) accountholders, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream accountholders may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream accountholder purchasing an interest in a Global Note from an accountholder in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream accountholder to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

DTC has advised Ahern Rentals that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under “—Exchange of Book-Entry Notes for Certificated Notes” occurs, DTC reserves the right to exchange the Global Notes for notes in certificated form and to distribute such notes to its Participants.

The information in this section concerning DTC and its book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among accountholders in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of Ahern Rentals, the initial purchaser or the trustee nor any or Ahern Rentals’ agents or the agent of the initial purchaser or the trustee will have any responsibility for the performance by DTC or its participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form if (i) DTC (x) notifies us that it is unwilling or unable to continue as depository for the Global Note and we thereupon fail to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Exchange Act, or (ii) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the legend restricting transfers that is borne by such Global Note unless that legend is not required by applicable law. Any such exchange will be effected in DTC by means of an instruction originated by DTC through the DTC/Deposit Withdraw at Custodian system and an appropriate adjustment will be made to reflect a decrease in the principal amount at maturity of the relevant Global Note.

USE OF PROCEEDS

We applied the proceeds of the offering of the notes to (a) repay a portion of amounts outstanding under the Amended Credit Facility, (b) repay all of our outstanding senior secured notes due 2009, including related prepayment premiums, (c) repay debt on some of our transportation vehicles and (d) pay fees and expenses related to the offering and the Amended Credit Facility. The amounts set forth below are presented as of August 18, 2005, the date we closed the offering.

(dollars in millions)
Sources
Second Priority Senior Secured Notes	$200.0
Total Sources	$200.0
Uses
Repay portion of Amended Credit Facility	$86.8
Repay all senior secured notes outstanding as of Aug. 18, 2005	91.5
Repay transportation debt	9.8
Prepayment premium relating to repayment of all outstanding senior secured notes	5.9
Fees and expenses(1)	6.0
Total Uses	$200.0

(1)   Included fees and expenses associated with the notes offering and the Amended Credit Facility.

CAPITALIZATION

The following table sets forth our cash and debt and stockholders’ equity as of September 30, 2005. This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

As of September 30, 2005
(dollars in thousands)
Cash	$1,056
Debt:
Amended Credit Facility(1)	$78,912
Other	2,349
9 1/4% Second Priority Senior Secured Notes	200,000
Total debt	281,261
Total stockholders’ equity	23,133
Total debt and stockholders’ equity	$304,394

(1)   The Amended Credit Facility provides for aggregate borrowings of up to $175.0 million, subject to borrowing base availability. See “Description of Other Obligations—The Amended Credit Facility.”

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
(dollars in thousands)

The following table sets forth selected historical financial data of Ahern Rentals, Inc. as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from our audited financial statements that are not included in this prospectus. The selected historical financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The selected historical financial data as of September 30, 2005 and for the three and nine months ended September 30, 2004 and 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position, results of operations, and cash flows as of those dates or for those periods. Results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. We have elected to be treated as an S corporation for federal income tax purposes. As a result, our shareholders are taxed directly on their respective shares of our income. Accordingly, no provision or liability for federal and state income tax is included in our financial statements.

You should read the information contained in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended September 30,		Nine Months Ended September 30,
	2000(1)	2001	2002	2003	2004	2004	2005	2004	2005
	(unaudited)					(unaudited)		(unaudited)
Income Statement Data:
Revenues:
Equipment rentals and related	$68,137	$87,241	$83,556	$99,541	$136,402	$37,295	$49,482	$98,376	$127,662
Sales of rental equipment	5,612	7,575	4,359	5,723	7,256	1,229	2,661	5,174	8,138
Other	6,251	6,066	4,630	5,969	11,411	2,836	2,937	7,552	9,815
Total revenues	80,000	100,882	92,545	111,233	155,069	41,360	55,080	111,102	145,615
Cost of revenues:
Cost of equipment rental operations, excluding depreciation	29,074	35,409	36,133	48,508	61,086	16,037	20,326	44,845	55,607
Depreciation, rental equipment	15,592	21,227	23,355	22,023	28,412	7,081	9,533	20,726	25,894
Cost of rental equipment sales	3,180	5,735	2,934	3,836	5,210	1,042	1,930	3,808	6,174
Other	4,064	4,089	3,123	4,279	8,804	2,433	2,147	6,414	7,701
Total cost of revenues	51,910	66,460	65,545	78,646	103,512	26,593	33,936	75,793	95,376
Gross profit	28,090	34,422	27,000	32,587	51,557	14,767	21,144	35,309	50,239
Operating expenses:
Selling, general and administrative	11,968	16,370	16,088	18,565	22,961	5,728	7,884	16,389	21,805
Non-rental equipment depreciation	1,755	2,270	2,525	2,283	3,006	711	1,079	2,117	3,060
Total operating expenses	13,723	18,640	18,613	20,848	25,967	6,439	8,963	18,506	24,865
Operating income	14,367	15,782	8,387	11,739	25,590	8,328	12,181	16,803	25,374
Other income (expense):
Interest expense	(7,423)	(9,338)	(9,879)	(9,155)	(15,488)	(2,822)	(15,275)	(8,126)	(26,753)
Other(2)	395	187	1,955	1,490	187	86	67	149	193
Net income	$7,339	$6,631	$463	$4,074	$10,289	$5,592	$(3,027)	$8,826	$(1,186)
Other Financial Data:
Depreciation	17,347	23,497	25,880	24,306	31,418	7,792	10,612	22,843	28,954
Net cash provided by operating activities	16,721	25,044	25,702	19,153	33,588			25,637	35,423
Net cash provided by (used in) investing activities	6,207	4,756	(2,257)	2,722	(13,018)			(4,680)	(90,801)
Net cash provided by (used in) financing activities	(22,529)	(29,517)	(24,512)	(21,382)	(20,374)			(20,585)	55,521

	As of December 31,					As of September 30,
	2000(1)	2001(1)	2002	2003	2004	2005
	(unaudited)					(unaudited)
Balance Sheet Data:
Cash	$1,009	$1,291	$225	$718	$914	$1,056
Rental equipment, net	121,442	137,755	146,479	147,020	180,169	245,572
Total assets	156,432	189,170	184,508	208,205	260,406	334,908
Total debt	132,805	147,352	157,438	157,962	217,711	281,261
Total stockholders’ equity	13,753	20,034	18,677	19,747	24,320	23,133

(1)        In their audited form, our financial statements as of December 31, 2000 and 2001 and for the year ended December 31, 2000 included the accounts of both Ahern Rentals, Inc. and our affiliate, DFA, LLC. We have, on an unaudited basis, adjusted these financial statements to exclude the combined affiliate and make them comparable to the audited financial statements of Ahern Rentals, Inc. included in this prospectus. The data as of December 31, 2000 and 2001 and for the year ended December 31, 2000 presented in the foregoing table have been derived from our financial statements covering those periods, as adjusted in this manner.

(2)        Includes for the year ended December 31, 2002 nonrecurring income of approximately $1.9 million representing the amount of gain recognized in connection with the settlement of a contractual dispute with an equipment supplier. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”  Includes for the year ended December 31, 2003 nonrecurring income of approximately $1.3 million relating to a condemnation award. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is as follows:

Years Ended December 31,					Year Ended December 31, 2004	Nine Months Ended September 30,
2000	2001	2002	2003	2004	Pro Forma	2005
1.99x	1.71x	1.05x	1.39x	1.69x	1.16x

For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes and extraordinary items plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance costs, and the interest portion of rental expense. The ratio for the nine months ended September 30, 2005 was less than 1x and the amount of the deficiency was approximately $1.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to reading this section, you should read the Consolidated Financial Statements that begin on page 124 of this prospectus. That section contains all of our detailed financial information including our results of operations.

Overview

Through our network of 31 equipment rental locations, we rent a full range of equipment, sell our used rental equipment, new equipment, parts, supplies and related merchandise, and provide maintenance, repair and other services that supplement our rental activities. The types of equipment we rent range from a fleet of high reach and earth engaging units to hand tools.

Our revenues are affected primarily by changes in the level of investment in new equipment for our rental fleet, openings of new branch locations and the relative strength of the economies in the geographic regions in which we operate. Our revenues are divided into three categories:

Equipment rentals and related includes revenues from renting equipment and related revenues such as the fees we charge for equipment delivery, damage waivers, repair of rental equipment and fuel. For the nine months ended September 30, 2005, revenues from equipment rentals and related accounted for approximately 88% of our total revenues. Of equipment rentals and related revenues in that period, 69% were attributable to rentals of high reach equipment, 20% to rentals of general rental equipment, including ground engaging equipment, and 11% to rental related revenues.

Sales of rental equipment includes revenues from the sale of our used rental equipment. For the nine months ended September 30, 2005, these revenues accounted for approximately 6% of our total revenues.

Other is primarily revenues from the sale of new equipment, merchandise and supplies. For the nine months ended September 30, 2005, these revenues accounted for approximately 6% of our total revenues.

Equipment rental revenues are affected by several factors including general economic conditions and conditions in the non-residential construction industry in particular, the amount and quality of equipment available for rent, rental rates, the mix of equipment rented, length of time the equipment is on rent, the percentage of equipment rented and weather. One metric we use to measure the interaction of changes in rental rates, product mix, average length of rental, and time utilization is “dollar utilization.” Dollar utilization is the annualized ratio (expressed as a percentage) of equipment rentals and related revenues on our entire fleet of rental equipment for a period to the average original cost of our rental fleet during that period. Revenues from the sale of used equipment are affected by price, general economic conditions, the amount and type of equipment available in the marketplace, and the condition and age of the equipment. Consequently, the age and mix of equipment in our rental fleet has a direct impact on these revenues. Other revenues, including revenues from the sale of new equipment and from the sale of parts, supplies and maintenance and repair services, are affected by price and general economic conditions.

Our cost of revenues consists of the following:

•  depreciation costs and operating lease payments relating to our rental equipment;

•  personnel costs, occupancy costs, and supply costs for our rental locations;

•  the cost of repairing and maintaining rental equipment and our service and delivery vehicles; and

•  the cost of the items we sell, including new equipment and our used rental equipment and related parts, merchandise and supplies.

Operating expenses include all selling, general and administrative expenses and depreciation on non-rental equipment. Selling, general, and administrative expenses primarily include sales force compensation, administrative payroll, marketing costs, professional fees, and property and casualty insurance. We anticipate SG&A will increase in 2006 and 2007 in connection with the reports we are required by our indenture to file with the SEC, including the implementation of testing and documentation procedures to allow us to provide the reports required by Section 404 of the Sarbanes-Oxley Act of 2002. Non-rental equipment is comprised of all non-rental property and other equipment and includes items such as our fleet of service and delivery trucks.

Our cost of revenues and operating expenses also include lease expense for rental locations and other facilities, several of which we lease from affiliates. See “Certain Relationships and Related Transactions.”

We have elected to be treated as an S corporation for federal income tax purposes. As a result, our shareholders are taxed directly on their respective shares of our income. Accordingly, no provision or liability for federal and state income tax is included in our financial statements. During the periods presented herein, our shareholders have not been required to pay income tax on their respective shares of our income because of the availability to our shareholders of excess depreciation on rental equipment, net operating losses and suspended losses due to at-risk basis limitations. We may, however, need to make future distributions to our shareholders to cover future tax liability they may have with respect to our income.

Our operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including overall economic conditions, construction activity in the geographic regions we serve, the competitive supply of rental equipment, the number of our significant competitors and, to a lesser extent, seasonal rental patterns resulting from lower activity by our customers during the winter. The expansion or contraction of our network of rental locations also causes fluctuations in our revenues and operating results, particularly as a result of the timing of new location openings and expenditures related to those openings. Thus, the results of any period are not necessarily indicative of the results that may be expected for any other period.

In addition, our operating results are highly dependent on the strength of the Las Vegas economy. In 2002, 2003, 2004, and the nine months ended September 30, 2005, the percentage of our total revenues attributable to our Las Vegas locations was 40.4%, 40.1%, 37.8%, and 37.6%, respectively. The rapid growth experienced by the Las Vegas area in recent years has contributed significantly to our revenues. While we expect this growth to continue in the near term, any future weakness in the Las Vegas economy could have a material adverse effect on our results of operations.

Our business is capital intensive. We purchase most of the equipment we rent, and we expect the amount of equipment we purchase to continue increasing as we expand the product offerings at our existing branch locations and replace equipment.

Prior to October 2004, we had financed substantially all of our capital expenditures through non-cash financing transactions. We would typically purchase rental equipment and other capital assets through vendor financing, capital leases and other financing transactions pursuant to which our vendors were paid directly by the lenders. As a result, the majority of our investing and financing activities historically have been disclosed as non-cash financing activities rather than as a cash expenditure in our statement of cash flows.

On October 29, 2004, we refinanced approximately $197.2 million of prior debt, including accrued interest payable and prepayment penalties (the “2004 Refinancing”). As a result of the 2004 Refinancing, we recorded a loss on extinguishment of debt of $1.9 million comprised of prepayment penalties of

$1.5 million and the write-off of unamortized debt issuance costs of $0.4 million. The refinancing was accomplished through a five year credit facility with a syndicate of banks and the issuance of five year notes to two affiliates of a commercial lender. That credit facility, (the “2004 Credit Facility”), had an aggregate commitment from a syndicate of lenders of up to $175.0 million. The five-year notes (the “2004 Notes”) were in an aggregate principal amount of $90.0 million and were secured by a second lien on substantially all of our assets.

The 2004 Credit Facility provided for borrowing availability based on eligible accounts receivable, rental equipment and inventories. Borrowings under the 2004 Credit Facility bore interest at either (1) the bank’s base rate (prime rate) plus 1.00% to 1.75% or, at our option, (2) the London Interbank Offered Rate (“LIBOR”) plus 2.50% to 3.25%. The interest rates charged could fluctuate within these ranges depending on our leverage ratio, as defined in the loan agreement. The 2004 Credit Facility was secured by a first or second priority security interest, as applicable, in substantially all of our assets.

The 2004 Notes bore interest at 14.5% payable monthly. This interest was paid in cash at the rate of 12.0% per annum and interest in kind through the issuance of additional notes at the rate of 2.5% per annum. The 2004 Notes were secured by a second or third priority security interest, as applicable, in substantially all of our assets.

On August 18, 2005, the Company issued $200 million of second priority senior secured notes (“Second Priority Notes”) in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act, the proceeds of which were used to (1) terminate our obligations under the 2004 Notes by paying off approximately $99 million, including accrued interest payable and prepayment penalties, (2) pay down the 2004 Credit Facility by approximately $85 million, (3) pay off other debt totaling approximately $10 million, and (4) pay fees and expenses related to the transaction of approximately $6 million. As a result of this refinancing, the Company recorded a loss on extinguishment of debt of approximately $8.9 million comprised of accrued interest and prepayment penalties of approximately $6.3 million and the write off of unamortized debt issuance costs of approximately $2.6 million. In connection with, and as a condition to, the offering of the Second Priority Notes, we amended and restated the 2004 Credit Facility by entering into the Amended Credit Facility with Bank of America, N.A. and a syndicate of banks and other institutional lenders. There is $78.9 million outstanding and $86.1 million available to borrow under the Amended Credit Facility. As of September 30, 2005, the Amended Credit Facility had an interest rate of 6.2% per year. See “—Liquidity and Capital Resources—Adequacy of Capital Resources.”

The Second Priority Notes are due August 15, 2013, bear interest at 9 ¼% with interest payable semi-annually on each February 15 and August 15 commencing February 15, 2006, and are secured on a second priority basis, behind the Amended Credit Facility, by substantially all of the Company’s existing and future acquired assets.

The Amended Credit Facility is a five-year facility providing for revolving loans of up to an aggregate of $175 million, including a $10 million sub-limit for the issuance of standby or commercial letters of credit; however, advances under the Amended Credit Facility are limited based on a percentage of qualified collateral and reserves required by the lenders. All borrowings under the Amended Credit Facility are subject to the satisfaction of usual and customary conditions, including accuracy of representations and warranties and absence of a default. The Amended Credit Facility will be used to issue standby or commercial letters of credit and to finance ongoing working capital needs and general corporate purposes. The Amended Credit Facility is secured by first priority liens (ahead of the Second Priority Notes) upon substantially all of our existing and future acquired assets.

The interest on borrowings under the Amended Credit Facility is at variable rates based on a financial performance test. Borrowings under the revolving credit facility bear interest at a rate equal to an applicable margin percentage plus one of the following indexes: (i) LIBOR or (ii) an alternate base rate.

The applicable margin percentage will vary from 187.5 to 237.5 basis points for LIBOR-based loans and 12.5 to 62.5 basis points for alternate base rate loans, depending upon our financial performance; provided that, for the first six months, the applicable margin percentage for LIBOR will be 212.5 basis points and for the alternate base rate will be 37.5 basis points. In addition, the Amended Credit Facility will have an annual unused line fee of 25 basis points for each lender’s unused commitments under the revolving credit line. An increase in interest of 100 basis points would increase our annual debt service cost by $780,000 assuming $78 million of outstanding debt under the Amended Credit Facility.

At any time that borrowing availability falls below $25 million, the Amended Credit Facility requires us to maintain a minimum fixed charge coverage ratio of not less than 100 to 1.00, a maximum total funded debt to EBITDA ratio of between 5.10 to 1.00 and 4.50 to 1.00 (depending on the then current fiscal quarter) and a minimum utilization ratio of 45% of the maximum average utilization in preceding fiscal quarters. In addition, the Amended Credit Facility contains other usual and customary covenants and default provisions.

Since the 2004 Refinancing, all of our capital expenditures for rental equipment have been made through use of the 2004 Credit Facility or the Amended Credit Facility. Consequently, this activity is reflected as a cash expenditure in our statement of cash flows. Cash flow from operations and net proceeds from the sale of our used rental equipment are applied to reduce borrowings under the Amended Credit Facility, and our expenditures for rental equipment increase borrowings under the Amended Credit Facility. For information concerning these investing and financing activities, see “—Liquidity and Capital Resources” and note 8 to our audited financial statements included elsewhere in this prospectus.

Prior to September 14, 2005, we leased some of our rental equipment under a sale/leaseback financing arrangement (the “2003 Sale/Leaseback Transaction”) with General Electric Capital Corporation. See “—Off-Balance Sheet Transactions.” On September 14, 2005, we purchased all of the equipment we leased from GECC under the 2003 Sale/Leaseback Transaction for approximately $21.6 million. As a result of this purchase, our lease with GECC terminated and the lease is of no further force or effect (except insofar as our indemnity obligations under the lease survived its termination). In connection with the purchase of the equipment and the termination of the lease, GECC returned the approximate $8.7 million held by it as a security deposit to us in September 2005.

We financed the purchase of the leased equipment through borrowings under the Amended Credit Facility. As a result of the purchase and increased borrowings under the Amended Credit Facility, we expect our operating lease expense to decrease and our interest and depreciation expenses to increase.

Results Of Operations

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004

The following table illustrates our operating activity for the three months ended September 30, 2004 and 2005.

	Three Months Ended September 30,
	2004	2005	Change
	(unaudited) (dollars in thousands)
Revenues:
Equipment rentals and related	$37,295	$49,482	$12,187
Sales of rental equipment	1,229	2,661	1,432
Other	2,836	2,937	101
Total revenues	41,360	55,080	13,720
Cost of revenues:
Cost of equipment rental operations, excluding depreciation	16,037	20,326	4,289
Depreciation, rental equipment	7,081	9,533	2,452
Cost of rental equipment sales	1,042	1,930	888
Other	2,433	2,147	(286)
Total cost of revenues	26,593	33,936	7,343
Gross profit	14,767	21,144	6,377
Selling, general and administrative	(5,728)	(7,884)	(2,156)
Non-rental equipment depreciation	(711)	(1,079)	(368)
Other expense, net	(2,736)	(15,208)	(12,472)
Net income (loss)	$5,592	$(3,027)	$(8,619)

Revenues

Revenues increased 33% to $55.1 million for the three months ended September 30, 2005 compared to $41.4 million for the three months ended September 30, 2004. The primary factors contributing to the increase are discussed below.

Equipment rentals and related revenues.   Equipment rentals and related revenues increased 33% to $49.5 million for the three months ended September 30, 2005 compared to $37.3 million for the same period in 2004. These revenues accounted for 90% of our total revenues for both periods. Revenues from new locations accounted for 26%, or $3.2 million, of the revenue increase. The remaining $9.0 million increase results from same store revenue increases attributable to (1) average dollar utilization for the three months ended September 30, 2005 of 54% compared to 49% for the same period in 2004, and (2) higher average gross equipment balances due to capital expenditures on rental equipment of $105.0 million for the twelve months ended September 30, 2005. The increase in dollar utilization results mainly from a 13% increase in average rental rates. Average time utilization of our high reach equipment was 79% in the third quarter of 2005 and 76% in the third quarter of 2004.

Sales of rental equipment and other revenues.   Sales of rental equipment increased 117% to $2.7 million for the three months ended September 30, 2005 compared to $1.2 million for the same period in 2004. Other revenues increased 4% to $2.9 million for the three months ended September 30, 2005 compared to $2.8 million for the same period in 2004. These increases are attributable to the increase in Equipment rentals and related revenues described above and the strong retail and secondary market demand for rental equipment.

Cost of Revenues

Cost of revenues increased 28% to $33.9 million for the three months ended September 30, 2005 compared to $26.6 million for the same period in 2004. The primary factors contributing to the increase are discussed below. As a percentage of revenues, cost of revenues decreased to 62% for the three months ended September 30, 2005 from 64% for the same period in 2004.

Cost of equipment rental operations, excluding depreciation.   Cost of equipment rental operations, excluding depreciation, increased 27% to $20.3 million for the three months ended September 30, 2005 compared to $16.0 million for the same period in 2004. Costs of equipment rental operations from new locations accounted for 26%, or $1.1 million, of the increase. Costs attributable to same store operations increased 20% to $19.2 million for the three months ended September 30, 2005 compared to $16.0 million for the same period in 2004 due to the increase in same-store rental revenues.

Depreciation, rental equipment.   Depreciation, rental equipment increased 35% to $9.5 million for the three months ended September 30, 2005 from $7.1 million for the same period in 2004. This change is attributable to our acquisition of new rental equipment to increase the size of our fleet.

Cost of rental equipment sales.   Cost of rental equipment sales increased 85% to $1.9 million for the three months ended September 30, 2005 from $1.0 million for the same period in 2004. The main cost of rental equipment sales is the net book value of the sold equipment, which decreased to an average of 73% of the selling price for the three months ended September 30, 2005 from an average of 85% of the selling price for the same period in 2004. This change is primarily attributable to changes in the mix and age of equipment we sold in the two periods.

Other.   Other cost of revenues decreased 12% to $2.1 million for the three months ended September 30, 2005 from $2.4 million for the same period in 2004. The decrease is due to improved margins from the sale of new equipment and merchandise resulting from improved market conditions.

Gross Profit

Gross profit increased 43% to $21.1 million for the three months ended September 30, 2005 from $14.8 million for the same period in 2004 for the reasons discussed above. As a percentage of revenues, gross profit was 38% and 36% for the three months ended September 30, 2005 and 2004, respectively.

Selling, General and Administrative

Selling, general, and administrative expenses, or SG&A, increased 38% to $7.9 million for the three months ended September 30, 2005 from $5.7 million for the same period in 2004. The increase is due mainly to higher levels of sales expenses related to the increase in revenues. SG&A as a percentage of revenues remained virtually unchanged at 14% for both periods.

Non-rental Equipment Depreciation

Non-rental equipment depreciation increased 52% to $1.1 million for the three months ended September 30, 2005 from $0.7 million for the same period in 2004. The increase is due mainly to the acquisition of $10.5 million in non-rental equipment during the twelve months ended September 30, 2005.

Other Expense, Net

Other expense, net increased 456% to $15.2 million for the three months ended September 30, 2005 from $2.7 million for the same period in 2004. The increase was due to (1) a $9.0 million loss on extinguishment of debt arising from the August 2005 refinancing described previously, (2) larger average debt balances during 2005 resulting from our continued rental fleet acquisition, and (3) a higher average rates of interest resulting from the October 2004 and August 2005 refinancing transactions described previously. Our weighted average interest rate for the three months ended September 30, 2005 was 9% compared to 7% for the same period in 2004.

Net Income (loss)

Net loss was $3.0 million for the three months ended September 30, 2005 compared to net income of $5.6 million for the same period in 2004 for the reasons discussed above.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

The following table illustrates our operating activity for the nine months ended September 30, 2004 and 2005.

	Nine Months Ended September 30,
	2004	2005	Change
	(unaudited) (dollars in thousands)
Revenues:
Equipment rentals and related	$98,376	$127,662	$29,286
Sales of rental equipment	5,174	8,138	2,964
Other	7,552	9,815	2,263
Total revenues	111,102	145,615	34,513
Cost of revenues:
Cost of equipment rental operations, excluding depreciation	44,845	55,607	10,762
Depreciation, rental equipment	20,726	25,894	5,168
Cost of rental equipment sales	3,808	6,174	2,366
Other	6,414	7,701	1,287
Total cost of revenues	75,793	95,376	19,583
Gross profit	35,309	50,239	14,930
Selling, general and administrative	(16,389)	(21,805)	(5,416)
Non-rental equipment depreciation	(2,117)	(3,060)	(943)
Other expense, net	(7,977)	(26,560)	(18,583)
Net income (loss)	$8,826	$(1,186)	$(10,012)

Revenues

Revenues increased 31% to $145.6 million for the nine months ended September 30, 2005 compared to $111.1 million for the nine months ended September 30, 2004. The primary factors contributing to the increase are discussed below.

Equipment rentals and related revenues.   Equipment rentals and related revenues increased 30% to $127.7 million for the nine months ended September 30, 2005 compared to $98.4 million for the same period in 2004. These revenues accounted for 88% and 89% of our total revenues for 2005 and 2004, respectively. Revenues from new locations accounted for 28%, or $8.2 million, of the revenue increase. The remaining $21.1 million increase results from same store revenue increases attributable to (1) average dollar utilization for the nine months ended September 30, 2005 of 49% compared to 45% for the same period in 2004, and (2) higher average gross equipment balances due to capital expenditures on rental equipment of $105.0 million for the twelve months ended September 30, 2005. The increase in dollar utilization results mainly from a 10% increase in average rental rates. Average time utilization of our high reach equipment was 73% in 2005 and 72% in 2004.

Sales of rental equipment and other revenues.   Sales of rental equipment increased 57% to $8.1 million for the nine months ended September 30, 2005 compared to $5.2 million for the same period in 2004. Other revenues increased 30% to $9.8 million for the nine months ended September 30, 2005 compared to $7.6 million for the same period in 2004. These increases are attributable to the increase in Equipment rentals and related revenues described above and the strong retail and secondary market demand for rental equipment.

Cost of Revenues

Cost of revenues increased 26% to $95.4 million for the nine months ended September 30, 2005 compared to $75.8 million for the same period in 2004. The primary factors contributing to the increase are discussed below. As a percentage of revenues, cost of revenues decreased to 65% for the nine months ended September 30, 2005 from 68% for the same period in 2004.

Cost of equipment rental operations, excluding depreciation.   Cost of equipment rental operations, excluding depreciation, increased 24% to $55.6 million for the nine months ended September 30, 2005 compared to $44.8 million for the same period in 2004. Costs of equipment rental operations from new locations accounted for 32%, or $3.5 million, of the increase. Costs attributable to same store operations increased 16% to $52.1 million for the nine months ended September 30, 2005 compared to $44.8 million for the same period in 2004 due to the increase in same-store rental revenues.

Depreciation, rental equipment.   Depreciation, rental equipment increased 25% to $25.9 million for the nine months ended September 30, 2005 from $20.7 million for the same period in 2004. This change is attributable to our acquisition of new rental equipment to increase the size of our fleet.

Cost of rental equipment sales.   Cost of rental equipment sales increased 62% to $6.2 million for the nine months ended September 30, 2005 from $3.8 million for the same period in 2004. The main cost of rental equipment sales is the net book value of the sold equipment, which increased to an average of 76% of the selling price for the nine months ended September 30, 2005 from an average of 74% of the selling price for the same period in 2004. This change is primarily attributable to changes in the mix and age of equipment we sold in the two periods.

Other.   Other cost of revenues increased 20% to $7.7 million for the nine months ended September 30, 2005 from $6.4 million for the same period in 2004. The increase is due related to the increase in Other revenues described above.

Gross Profit

Gross profit increased 42% to $50.2 million for the nine months ended September 30, 2005 from $35.3 million for the same period in 2004 for the reasons discussed above. As a percentage of revenues, gross profit was 35% and 32% for the nine months ended September 30, 2005 and 2004, respectively.

Selling, General and Administrative

Selling, general, and administrative expenses, or SG&A, increased 33% to $21.8 million for the nine months ended September 30, 2005 from $16.4 million for the same period in 2004. The increase is due to (1) higher levels of sales expenses related to the increase in revenues, and (2) higher occupancy expenses resulting from amendments to our lease agreements with related parties in May 2004 to reflect market rental rates. SG&A as a percentage of revenues remained virtually unchanged at 15% for both periods.

Non-rental Equipment Depreciation

Non-rental equipment depreciation increased 45% to $3.1 million for the nine months ended September 30, 2005 from $2.1 million for the same period in 2004. The increase is due mainly to the acquisition of $10.5 million in non-rental equipment during the twelve months ended September 30, 2005.

Other Expense, Net

Other expense, net increased 233% to $26.6 million for the nine months ended September 30, 2005 from $8.0 million for the same period in 2004. The increase was due to (1) a $9.0 million loss on extinguishment of debt arising from the August 2005 refinancing described previously, (2) larger average debt balances during 2005 resulting from our continued rental fleet acquisition, and (3) a higher average rates of interest resulting from the October 2004 and August 2005 refinancing transactions described previously. Our weighted average interest rate for the nine months ended September 30, 2005 was 9% compared to 7% for the same period in 2004.

Net Income (loss)

Net loss was $1.2 million for the nine months ended September 30, 2005 compared to net income of $8.8 million for the same period in 2004 for the reasons discussed above.

Fiscal Year Ended December 31, 2004 (“2004”) Compared to Fiscal Year Ended December 31, 2003 (“2003”) Compared to Fiscal Year Ended December 31, 2002 (“2002”)

The following table illustrates our operating activity for 2002, 2003 and 2004:

	Year Ended December 31,			Year Ended December 31,
	2002	2003	Change	2003	2004	Change
	(dollars in thousands)
Revenues:
Equipment rentals and related	$83,556	$99,541	$15,985	$99,541	$136,402	$36,861
Sales of rental equipment	4,359	5,723	1,364	5,723	7,256	1,533
Other	4,630	5,969	1,339	5,969	11,411	5,442
Total revenues	92,545	111,233	18,688	111,233	155,069	43,836
Cost of revenues:
Cost of equipment rental operations, excluding depreciation	36,133	48,508	12,375	48,508	61,086	12,578
Depreciation, rental equipment	23,355	22,023	(1,332)	22,023	28,412	6,389
Cost of rental equipment sales	2,934	3,836	902	3,836	5,210	1,374
Other	3,123	4,279	1,156	4,279	8,804	4,525
Total cost of revenues	65,545	78,646	13,101	78,646	103,512	24,866
Gross profit	27,000	32,587	5,587	32,587	51,557	18,970
Selling, general and administrative	(16,088)	(18,565)	(2,477)	(18,565)	(22,961)	(4,396)
Non-rental equipment depreciation	(2,525)	(2,283)	242	(2,283)	(3,006)	(723)
Other expense, net	(7,924)	(7,665)	259	(7,665)	(15,301)	(7,636)
Net income	$463	$4,074	$3,611	$4,074	$10,289	$6,215

Revenues

Revenues increased 39% to $155.1 million for 2004 compared to $111.2 million for 2003. Revenues increased 20% to $111.2 million for 2003 from $92.5 million for 2002. The primary factors contributing to the changes are discussed below.

Equipment rentals and related revenues.   Equipment rentals and related revenues increased 37% to $136.4 million for 2004 from $99.5 million for 2003. These revenues accounted for 88% and 89% of our total revenues for 2004 and 2003, respectively. Revenues from six new locations that were opened in 2004 accounted for 10%, or $3.5 million, of the revenue increase. The remaining $33.4 million increase resulted from same store revenue increases attributable to (1) average dollar utilization for 2004 of 46% compared to 37% for 2003, and (2) higher average gross equipment balances due to $70.0 million of capital expenditures on rental equipment in 2004. The increase in dollar utilization resulted from (1) a 2% increase in average rental rates, and (2) an increase in average time utilization of our high reach equipment to 72% in 2004 compared to 66% in 2003. These increases were primarily the result of improved economic conditions in the construction industry.

Equipment rentals and related revenues increased 19% to $99.5 million for 2003 from $83.6 million for 2002. These revenues accounted for 89% and 90% of our total revenues for 2003 and 2002, respectively. Revenues from three new rental locations that were opened in 2003 accounted for 30%, or $4.8 million, of the revenue increase. Revenues from locations that were open in both periods increased 13% to $94.7 million for 2003 from $83.6 million for 2002 due to increases in the size of our rental fleet. Our average dollar utilization decreased to 37% for 2003 from 39% for 2002 due mainly to higher average gross equipment balances in 2003. In 2003, we spent $49.2 million in capital expenditures on rental equipment; however, average rental rates in 2003 increased only 1% over 2002 and average time utilization of our high reach equipment was 66% in 2003 compared to 63% in 2002. These capital expenditures on rental equipment coupled with modest increases in average rental rates and time utilization caused the decrease in dollar utilization for 2003.

Sales of rental equipment and other revenues.   Sales of rental equipment increased 27% to $7.3 million for 2004 from $5.7 million for 2003. Other revenues increased 91% to $11.4 million for 2004 from $6.0 million for 2003. These increases are attributed to the increase in Equipment rentals and related revenues described above and the strong retail and secondary market demand for rental equipment.

Sales of rental equipment increased 31% to $5.7 million for 2003 from $4.4 million for 2002. The increase in sales is attributable primarily to rising prices for the equipment in 2003, partially offset by fewer units sold in 2003. Other revenues increased 29% to $6.0 million for 2003 from $4.6 million for 2002. The increase is primarily attributable to the sale of new rental equipment and to other revenues from the sales of rental equipment governed by the 2003 Sale/Leaseback Transaction. Prior to the 2003 Sale/Leaseback Transaction, the sale of such rental equipment would have been included in sales of rental equipment revenues.

Cost of Revenues

Cost of revenues increased 32% to $103.5 million for 2004 from $78.6 million for 2003. Cost of revenues increased 20% to $78.6 million for 2003 from $65.5 million for 2002. As a percentage of revenues, cost of revenues was 67%, 71% and 71% for 2004, 2003 and 2002, respectively. The primary factors contributing to the changes are described below.

Cost of equipment rental operations, excluding depreciation.   Cost of equipment rental operations, excluding depreciation, increased 26% to $61.1 million for 2004 from $48.5 million for 2003. New locations that were opened during 2004 accounted for 21%, or $2.7 million, of the increase. The remaining $9.9 million increase is due to store locations open in both years and can be attributed primarily to increased payroll in support of the increase in same store revenues.

Cost of equipment rental operations, excluding depreciation, increased 34% to $48.5 million for 2003 from $36.1 million for 2002. Operating lease expense for rental equipment increased to $3.4 million in 2003 as a result of the 2003 Sale/Leaseback Transaction, which was completed in February 2003. There was no operating lease expense for equipment in 2002. Excluding the impacts of operating lease expense, costs attributable to locations that were open in both periods increased 17% to $42.4 million for 2003 from $36.1 million for 2002 due to the increase in same-store rental revenues. Costs attributable to the three new stores that opened in 2003 accounted for the remainder of the increase.

Depreciation, rental equipment.   Depreciation, rental equipment increased 29% to $28.4 million for 2004 from $22.0 million for 2003. The increase results from our acquisition of $70 million of new rental equipment to increase the size of our fleet in 2004.

Depreciation, rental equipment decreased 6% to $22.0 million for 2003 from $23.4 million for 2002. Most of this change is attributable to the 2003 Sale/Leaseback Transaction, partially offset by our acquisition of $49.2 million of new rental equipment to increase the size of our fleet in 2003.

Cost of rental equipment sales.   Cost of rental equipment sales increased 36% to $5.2 million for 2004 from $3.8 million for 2003. The increase is due mainly to the 27% increase in the sales of rental equipment described above. The main cost of rental equipment sales is the net book value of the sold equipment, which increased to an average of 72% of the selling price for 2004 from an average of 67% in 2003. This change is primarily attributable to changes in the mix of equipment we sold in the two periods.

Cost of rental equipment sales increased 31% to $3.8 million for 2003 from $2.9 million for 2002. The increase is primarily attributable to the 31% increase in the sales of rental equipment described above. The net book value of the sold equipment remained relatively unchanged at an average of about 67% of the selling price for each year.

Other.   Other cost of revenues increased 106% to $8.8 million for 2004 from $4.3 million for 2003. This increase is due mainly to the increase in other revenues described above; however, the percentage increase in other costs is higher than the percentage increase in other revenues due to the sale of more equipment, in 2004, that was governed by the 2003 Sale/Leaseback Transaction. Profit margins are generally lower for equipment we sell that is governed by the 2003 Sale/Leaseback Transaction because the equipment was effectively revalued in 2003 under the provisions of that arrangement making its cost basis somewhat higher than equipment of comparable age.

Other cost of revenues increased 37% to $4.3 million for 2003 from $3.1 million for 2002. The increase is primarily attributable to sales of rental equipment governed by the 2003 Sale/Leaseback Transaction. Prior to the 2003 Sale/Leaseback Transaction, these costs would have been included in cost of rental equipment sales.

Gross Profit

Gross profit increased 58% to $51.6 million for 2004 from $32.6 million for 2003. Gross profit increased 21% to $32.6 million for 2003 from $27.0 million for 2002. The changes occurred for the reasons discussed above. As a percentage of revenues, gross profit was 33%, 29%, and 29% for 2004, 2003 and 2002, respectively.

Selling, General and Administrative

SG&A increased 24% to $23.0 million for 2004 from $18.6 million for 2003. The increase relates to payroll and related costs, rents, and other miscellaneous administrative costs. However, as a percentage of total revenues, SG&A decreased to 15% in 2004 from 17% in 2003 due to operating leverage in our business from revenues increasing at a higher rate than SG&A.

SG&A increased 15% to $18.6 million for 2003 from $16.1 million for 2002. The increase is due mainly to increased payroll and related costs in 2003 as a result of hiring new employees to support our increased level of activity, increased premiums for worker compensation insurance in California, and increased advertising and sales activity. As a percentage of total revenues, SG&A decreased slightly in 2003 compared to 2002 due to operating leverage in our business.

Non-Rental Equipment Depreciation

Non-rental equipment depreciation increased 32% to $3.0 million for 2004 from $2.3 million for 2003. The increase is due mainly to our acquisition of approximately $8.8 million of non-rental equipment in 2004.

Non-rental equipment depreciation decreased 10% to $2.3 million for 2003 from $2.5 million for 2002. The decrease is primarily the result of an increase in 2003 of fully depreciated non-rental assets, partially offset by our acquisition of approximately $2.7 million of non-rental equipment in 2003.

Other Expense, Net

Other expense, net increased 100% to $15.3 million for 2004 from $7.7 million for 2003. The 2004 amount is comprised of $13.5 million of interest expense, $1.9 million of costs pertaining to prepayment penalties and expensed deferred financing costs related to the 2004 Refinancing, offset by $0.1 million of interest and other income. The 2003 amount is comprised of $9.2 million of interest expense, offset by a condemnation award of $1.3 million (see “Certain Relationships and Related Transactions”), and interest and other income of $0.2 million. The $4.3 million increase in interest expense is due to higher average debt balances resulting from the growth of our rental equipment fleet and an increase in our weighted average interest rate to approximately 7% in 2004 from approximately 6% in 2003.

Other expense, net decreased 3% to $7.7 million for 2003 from $7.9 million for 2002. The 2003 amount is comprised of $9.2 million of interest expense, offset by a condemnation award of $1.3 million (see “Certain Relationships and Related Transactions”), and interest and other income of $0.2 million. The 2002 amount is comprised of $9.9 million of interest expense, offset by legal settlement income of $1.9 million and interest and other income of $0.1 million. The decrease in interest expense is due almost entirely to the 2003 Sale/Leaseback Transaction that reduced our outstanding debt by $17.4 million.

Net Income

Net income increased to $10.3 million for 2004 from $4.1 million for 2003. Net income increased to $4.1 million for 2003 from $0.5 million for 2002. The changes occurred for the reasons discussed above.

Liquidity and Capital Resources

Liquidity

Our current and expected long-term cash requirements consist primarily of expenditures to purchase new rental equipment, meet debt service obligations, and finance working capital requirements and other operating activities. We fund our current cash requirements with cash from operations, net proceeds from the sale of our used rental equipment, and borrowings. We believe our sources of liquidity will be sufficient to meet the cash requirement of our operations for at least the next twelve months. To the extent the sources of liquidity described above are not sufficient to fund our business, we may require additional debt or equity financing. Our ability to access these sources of capital is restricted by the indenture governing the Second Priority Notes and the terms of the Amended Credit Facility.

The following table summarizes our sources and uses of cash for the last three years and the first nine months of 2004 and 2005.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(dollars in thousands)
Net cash provided by operating activities	$25,702	$19,153	$33,588	$25,637	$35,423
Net cash provided by (used in) investing activities	(2,257)	2,722	(13,018)	(4,680)	(90,801)
Net cash provided by (used in) financing activities	(24,512)	(21,382)	(20,374)	(20,585)	55,521
Net increase (decrease) in cash	$(1,067)	$493	$196	$372	$143

Cash flow provided by operating activities in the nine months ended September 30, 2005 was $35.4 million. This cash flow reflects net loss plus adjustments aggregating $31.7 million representing depreciation, gross profit on disposition of rental property and equipment, bad debt expense, amortization of debt issuance costs, non-cash interest expense, and amortization of deferred gain and rent payments, a $14.8 million increase in accounts payable, and a $0.8 million increase in other assets, offset by a $7.6 million increase in accounts receivable, and an $5.3 million increase in inventories. The increase in accounts receivable is due to the increase in our rental fleet and a resulting increase in the amount of equipment out on rent and normal seasonality of our business. The increases in accounts payable and inventories coincide with the acquisition of inventories and new equipment in September 2005.

Cash flow used in investing activities was $90.8 million in the nine months ended September 30, 2005, principally reflecting cash expenditures for equipment and other capital items of $87.4 million, a net cash outlay of $12.9 to purchase equipment leased from General Electric Capital Corporation, offset by proceeds from sales of property and equipment of $8.4 million, and $1.0 million collected from an affiliate.

Cash flow provided by financing activities in the nine months ended September 30, 2005 was $55.5 million, primarily reflecting proceeds from the issuance of the Second Priority Notes, offset by net repayments under the Amended Credit Facility of $36.7 million, net proceeds, of other borrowings of $98.9 million and financing costs paid of $6.7 million related to the August 2005 refinancing.

Adequacy of Capital Resources

Our business is capital intensive. We purchase new equipment both to expand the size and maintain the age of our rental fleet. For the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, we had total cash and noncash expenditures of $97.4 million, $70.0 million, $49.2 million and $35.0 million, respectively, on new rental equipment. Because the amount of equipment we purchase has increased significantly in the past five years compared to prior periods, we expect expenditures to replace equipment also will increase materially over the next four to six years.

Prior to October 2004, we financed substantially all of our capital expenditures through non-cash financing transactions. We typically purchased rental equipment and other capital assets through vendor financing, capital leases and other financing transactions pursuant to which our vendors were paid directly by the lenders. As a result, the majority of our investing and financing activities historically have been disclosed as non-cash financing activities. Since the completion of the 2004 Refinancing, our purchases of rental equipment have been financed through the 2004 Credit Facility or the Amended Credit Facility. See “—Overview”.

Prior to issuing the Second Priority Notes, we financed the transportation equipment we use to deliver and service our rental equipment through a separate debt facility. This debt was payable in equal periodic (primarily monthly) payments of principal and interest. The effective annual interest rate on this debt ranged from 4.8% to 8.4%. The amount due under these financing arrangements was repaid (approximately $10 million) with the proceeds from the offering of the Second Priority Notes and the facility was terminated.

As of September 30, 2005, our weighted average interest rate was approximately 9.3% and our debt totaled $281.3 million, $78.9 million of which was outstanding under the Amended Credit Facility. As of December 31, 2004, 2003 and 2002, our debt totaled $217.7 million, $169.0 million, and $156.3 million, respectively. As of September 30, 2005, $86.1 million was available to us for borrowing under our Amended Credit Facility.

Contractual Obligations

At December 31, 2004, we had total payments due under our various contractual obligations as follows.

Type of Obligation	Total	Less than one year	1-3 years	3-5 years	Longer
	(dollars in thousands)
2004 Credit Facility	$151,078	$7,088	$14,176	$129,814	$—
2004 Notes	157,594	10,046	23,738	123,810	—
Long-term debt, others(1)	13,884	3,232	6,055	2,511	2,086
Capital lease obligations(1)	74	42	32	—	—
Operating lease obligations:(1)
Rental equipment	15,326	4,483	9,188	1,655	—
Real estate(2)	40,439	3,929	7,837	7,674	20,999

(1)          The payments due with respect to a period represent (i) in the case of long term debt, the scheduled principal and interest payments due in the period, (ii) in the case of capital leases, the gross payments of principal and interest due in the period and (iii) in the case of operating leases, the minimum lease payments due in the period under non-cancelable operating leases. Interest amounts were derived as follows: (1) for the 2004 Credit Facility, we have assumed an annual interest rate of 6.13% on $115.6 million principal amount outstanding, which were the interest rate and outstanding principal as of December 31, 2004; (2) for the 2004 Notes, we have calculated the interest obligation based on the lender’s schedule of interest payments due, which contemplated 12% cash interest on $90.4 million principal amount outstanding as of December 31, 2004; and (3) for long term debt and capital lease obligations, annual interest of 5.5% and 6.7%, respectively, the scheduled interest payments due during the periods on $11.6 million and $0.1 million, respectively, as of December 31, 2004.

(2)          Effective May 1, 2004, we entered into new long-term leases with affiliates, pursuant to which, in certain instances, we increased the minimum lease payments due under the leases to amounts consistent with our estimate of the fair market rental rates for the real estate covered by the leases. On October 27, 2004, these leases were all amended to extend the terms through October 27, 2014. See “—Overview” and “Certain Relationships and Related Transactions.”

At September 30, 2005, we had total payments due under our various contractual obligations as follows.

Type of Obligation	Total	Less than one year	1-3 years	3-5 years	Longer
	(dollars in thousands)
Amended Credit Facility(1)	$103,222	$4,862	$9,724	$88,636	$—
Other debt(1)	3,207	274	540	529	1,864
Second Priority Senior Secured Notes(1)	348,000	18,500	37,000	37,000	255,500
Operating lease obligations:(1)
Real estate(2)	37,218	4,203	8,062	7,834	17,119

(1)          The payments due with respect to a period represent (i) in the case of the Amended Credit Facility, other debt and the notes, the scheduled principal and interest payments due in the period and (ii) in the case of operating leases, the minimum lease payments due in the period under non-cancelable operating leases. Interest amounts on the Amended Credit Facility are based on $78.9 million outstanding as of September 30, 2005 and the then applicable rate of interest of 6.16% per year. To the extent amounts are outstanding under the Amended Credit Facility, we will be obligated to make required payments of principal and interest when due. See “Description of Other Obligations—The Amended Credit Facility.” Interest amounts on other debt are based on annual interest of 5.7% on $2.3 million outstanding as of September 30, 2005. We pay $9.25 million in interest on the Second Priority Senior Secured Notes semi-annually.

(2)          Effective May 1, 2004, we entered into new long-term leases with affiliates, pursuant to which, in certain instances, we increased the minimum lease payments due under the leases to amounts consistent with our estimate of the fair market rental rates for the real estate covered by the leases. On October 27, 2004, these leases were all amended to extend the terms through October 27, 2014. See “—Overview” and “Certain Relationships and Related Transactions.”

Off-Balance Sheet Transactions

In February 2003, we sold equipment with a net book value of $22.8 million to General Electric Capital Corporation, resulting in a gain of $6.8 million, and leased it back. The gain was deferred and was amortized over the 62-month lease term along with related deferred rent payments. Annual lease payments were $4.4 million. The proceeds from this sale were used to pay off debt of $17.4 million, provide a security deposit to General Electric Capital Corporation of $9.4 million and provide net cash to us of $2.9 million. We purchased the leased equipment and terminated the lease on September 14, 2005. See
“—Overview.”

Pursuant to the terms of the agreement governing the 2003 Sale/Leaseback Transaction, we were permitted to sell the leased equipment, subject to certain conditions. Revenues from the sale of this equipment are classified as “Other revenues” in the financial statements included elsewhere in this prospectus. We generally realized little or no gross profit on these sales because our cost of the equipment was slightly higher than equipment of a similar age because it was effectively revalued in accordance with the 2003 arrangement. As a result, our cost on these sales was substantially greater than it was prior to the completion of the 2003 Sale/Leaseback Transaction.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and disclosures, some of which may require revision in future periods. The most significant estimates are those involving the estimated useful lives and salvage values of our rental equipment and related depreciation methods, and the estimated collectibility of trade receivables. We do not believe there is a significant likelihood that future changes in these estimates will have a material impact on our financial statements.

Depreciation Methods and Asset Lives.   We depreciate rental equipment and other property by the straight-line method to an estimated salvage value (approximately 10% of original cost) over the estimated useful lives of the assets. The useful life of an asset is determined based on our estimate of the period over which the asset will generate revenues. Salvage value is determined based on our estimate of the minimum value we will realize from the asset after such period.

Allowance for Collection Losses.   An allowance for collection losses of trade receivables is maintained at levels we believe adequately provide for such estimated losses. In determining the allowance, we consider economic conditions generally, the financial condition of specific customers, the value of any underlying collateral, including the effect of mechanics’ liens on construction projects, prices and volumes in used equipment markets, and other factors we believe are relevant. We review the adequacy of the allowance monthly.

Critical Accounting Policies

The following is a summary of what we believe are the critical accounting policies for our company. In some cases, the application of these policies requires us to make subjective judgments regarding the effect of matters that are inherently uncertain. See note 1, “Nature of business and summary of significant accounting policies,” to our audited financial statements included elsewhere in this prospectus for more detailed information about our accounting policies.

Revenue and Cost Recognition.   The Company’s policy is to recognize revenue from equipment rentals in the period earned, over the contract term, regardless of the timing of the billing to customers. A rental contract can be daily, weekly, or monthly. Because the terms of the contracts can extend across financial reporting periods, the Company records unbilled rental revenue and deferred revenue at the end of reporting periods so rental revenue is properly stated in the periods presented. Revenues from the sale of our used rental equipment and inventories of new equipment and other merchandise and services are recognized at the time of delivery of the product or service to the customer. Revenues from warranties and service contracts sold separately, which have not been material, are recognized over the life of the contracts.

Quantitative and Qualitative Disclosure About Market Risk

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our long-term fixed interest rate debt at September 30, 2005 was $200.0 million, which approximates its carrying value. Fair values were determined from quoted market prices.

The interest on borrowings under the Amended Credit Facility is at variable rates based on a financial performance test. Borrowings under the revolving credit facility bear interest at a rate equal to an applicable margin percentage plus one of the following indexes: (i) LIBOR or (ii) an alternate base rate. The applicable margin percentage will vary from 187.5 to 237.5 basis points for LIBOR-based loans and 12.5 to 62.5 basis points for alternate base rate loans on which the alternate base rate will be 37.5 basis points. In addition, the Amended Credit Facility will have an annual unused line fee of 25 basis points for each lender’s unused commitments under the revolving credit line. An increase in interest of 100 basis points would increase our annual interest expense by $897,000 based on $89.7 million, which was the amount of outstanding debt under the Amended Credit Facility as of November 29, 2005.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we believe inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

BUSINESS

Operations

We are an S corporation, incorporated under the laws of the state of Nevada in 1997. We rent a broad range of equipment and sell new equipment and our used rental equipment, as well as parts and supplies related to our rental equipment and merchandise used by the construction industry. We also provide maintenance and repair services. As of September 30, 2005, we operated 31 rental branches in seven states.

Equipment Rentals.   Our rental equipment includes a wide array of items from bulldozers and boom lifts to ladders and lawnmowers. Our primary focus is on high reach equipment. The breadth of our rental offerings allows us to meet virtually all of the equipment needs of our customers, from the largest contractor to the individual homeowner. Our rental fleet includes:

•       over 11,300 high reach units, such as scissor lifts, forklifts and boom lifts; and

•       over 8,700 general rental units, comprised of ground engaging units, such as backhoes, skidsteers, skiploaders and trenchers; and other rental units, including compressors, generators, light towers, welders and other equipment.

All of our high reach equipment is kept in our floating fleet. Our floating fleet is not assigned to a specific rental location, but is instead shared among all of our rental locations. As a result, we can quickly reallocate high reach equipment among locations in accordance with changing customer demand. Most of our other rental equipment, although it may be assigned to individual locations, also is available to any branch based on demand. Using a floating fleet and sharing equipment allow us to respond rapidly to the needs of our customers and to increase the utilization rates of equipment, thereby reducing our capital expenditures and improving our profitability.

We offer our equipment for rent on a daily, weekly and monthly basis. We determine rental rates for each type of equipment based on the cost and expected utilization of the equipment and adjust rental rates at each location based on demand, length of rental, volume of equipment rented and other competitive considerations.

We have a well-maintained, high-quality rental fleet that has a weighted average age of 26.1 months as of September 30, 2005 and is supported by an extensive, in-house maintenance program. In addition to routine maintenance, we repaint and refurbish our rental equipment frequently to maintain the appearance and performance of our fleet. We make regular and significant capital investments in new equipment and generally do not purchase used equipment for our rental fleet.

New Equipment Sales.   We sell a variety of new high reach and other construction equipment. The equipment we sell is manufactured by JLG Industries, Inc., Skyjack Inc., Terex Corporation and others. Because of our strong relationships with equipment manufacturers, we are able to acquire almost any type of equipment our customers need.

Used Rental Equipment Sales.   We sell our used rental equipment in the normal course of business to customers that wish to own well-maintained used equipment. Because we strive to keep our equipment well-maintained, we sell most of our used rental equipment directly to customers rather than through channels that are generally less profitable, such as auctions and other indirect alternatives.

Parts, Supplies and Merchandise.   We sell a full range of parts and supplies related to our rental equipment, and we also sell merchandise used by the construction industry. Each rental location stocks parts with high-turnover rates. Our central purchasing facility in Las Vegas stocks a wide array of lower-turnover parts and can ship those parts to a location where they are needed, usually within one day. Parts availability is also critical to our ability to repair and service our rental equipment and satisfy the demands of our customers.

Equipment Purchasing

All of our equipment is acquired from reputable national manufacturers that are known for their product quality and reliability. We believe we have sufficient alternative sources of supply for the equipment we purchase in each of our principal product categories. In 2004 our top 10 suppliers comprised 88% of total equipment purchases. We believe our size and the quantity of equipment we acquire enable us to purchase equipment at lower prices and on more favorable terms than many of our competitors. We usually obtain 15 - 50% discounts from retail prices from our major suppliers. We do not enter into long-term supplier commitments to purchase equipment and have the flexibility to cancel orders with our suppliers if expected demand for rental equipment does not materialize. All of our rental equipment purchases are made on a centralized basis to ensure the most favorable and consistent terms with our suppliers.

Parts Purchasing and Supply

We believe the quality and timely availability of parts and service are key competitive factors, significant elements in overall customer satisfaction and strong contributors to the decision to rent equipment. The cost of our parts inventory was approximately $6.4 million as of September 30, 2005.

Each of our branches maintains a full range of high-turnover parts to allow us to repair quickly the equipment we rent and sell. Slower moving parts are stored at our central purchasing facility in Las Vegas for distribution to our branches when needed. We handle all logistical arrangements through an agreement with a nationally recognized overnight courier. We track each branch’s parts inventory through our centralized computer system, which allows us to monitor our overall inventory and adjust its distribution throughout our branches. Through our centralized parts tracking and logistical arrangements, we are able to transfer parts among our branches to maximize utilization.

If parts are unavailable at any of our branches or our central purchasing facility, the experienced purchasing agents at our central purchasing facility will purchase the parts from a manufacturer or supplier, often at previously negotiated prices. Whenever possible, we purchase our parts in volume to take advantage of discounts and other favorable terms. We also have agreements with national suppliers to provide certain items, such as batteries and filters, to our branches. We believe our parts purchasing capabilities are adequate to support our existing branches.

Customers

We serve a diverse customer base, including commercial and residential construction companies, industrial companies, utilities, convention centers, municipalities and homeowners. Customers in construction-related end markets constitute our principal customer base. In 2004 we served more than 10,400 customers and our largest customer accounted for approximately 2% of our revenues, while our top 10 customers accounted for less than 9% of our revenues. Many of our customers operate in several of the different markets we serve. We offer these customers the ability to rent equipment on the same terms in each of these regions. Many of our customers have been with us for over a decade.

We rent equipment, sell parts and supplies related to the equipment we rent, sell merchandise used by the construction industry, provide repair services and sell new equipment and our used rental equipment on account to customers who are screened through a credit application process. Credit account customers are our core customers, accounting for approximately 97% of our revenues in 2004, and our largest source of repeat business. In 2004, approximately 67% of our credit account customers rented equipment three or more times from us. We also assist customers in arranging financing for purchases of large equipment through a variety of sources including manufacturers, banks, finance companies and other financial institutions.

Sales and Marketing

We maintain a strong marketing and sales organization that is committed to building relationships with customers and potential customers, working with customers on an ongoing basis and internally sharing information about new business opportunities. We undertake sales and marketing initiatives designed to increase revenues and market share and build brand awareness. We actively network with decision makers from construction and industrial companies, utilities, convention centers, municipalities and other organizations. We promote brand awareness through involvement in the community. In addition, we prepare marketing analyses that address key business issues such as market and industry history, opportunities, company philosophy, sales trends, consumer behavior trends, distribution channels, pricing issues, target markets, advertising and media analyses, competitive situations and selling strategies. Based on the results of our analyses, we develop additional targeted marketing and sales strategies.

Although our entire executive management is involved in our sales and marketing efforts, our vice president of sales and marketing is responsible for training, supervising and directing the Ahern Rentals sales force. He is supported by experienced sales managers, each of whom is responsible for overseeing and coordinating sales and marketing activities at one or more of our rental locations, overseeing the mix of equipment at their locations and keeping abreast of local and regional activity in the end markets we serve.

As of August 31, 2005, we employed 95 salespeople who manage our customer relationships. We train our salespeople both in selling our rental services and selling new equipment and our used rental equipment. Our salespeople use targeted local marketing strategies to address specific customer needs and respond to competitive pressures. Our local sales force focuses on maintaining and building strong relationships with local decision makers in the end markets we serve. In addition, they keep abreast of local market activity by tracking construction, industrial and municipal projects and new and used equipment sales in their area.

Our salespeople are dedicated to maintaining strong relationships with our existing customers. Our sales structure is customer-account based rather than territory based. Our salespeople serve as the single point of initial contact for all customer needs. They are encouraged to ensure that existing customers continue to choose our company to fulfill their rental needs when those customers expand their operations into new territories. Our salespeople elicit input from customers concerning their equipment needs and communicate this input to our management team. We use this information in our efforts to tailor to local or regional demand the mix of equipment available at each of our rental locations.

Through our performance-based compensation system, salespeople are encouraged to maximize rental rates. This compensation system has permitted us to attract and retain talented salespeople.

Customer Service and Support

We provide high-quality customer service in every phase of a customer’s rental or purchasing life cycle. We believe high-quality service greatly influences customer satisfaction and retention and allows us to develop and maintain the loyalty of our customers and to enhance our rental rates. Typical services we provide to our customers include:

•       assisting the customer with choosing the right equipment for its needs;

•       ensuring timely delivery of the equipment;

•       setting up on-site rental yards on appropriate construction and other projects;

•       dispatching repair technicians to service equipment or delivering replacement equipment in a timely manner to provide customers with operable equipment as quickly as possible;

•       accommodating special requests by customers;

•       moving the equipment of our rental customers from one job site to another;

•       ensuring strict quality control of our billing and, in the rare circumstance when we have a payment or other dispute, resolving the dispute quickly; and

•       providing access to a broad range of rental equipment through our floating fleet and the sharing of equipment among our branches.

Each customer is assigned to one of our sales representatives who serves as the primary contact for all aspects of the customer relationship and ensures that all of the customer’s needs are met promptly and satisfactorily. Our sales team is available 24 hours a day, seven days a week to respond to customer needs.

Our local branches are able to supply equipment and services quickly to our customers in most cases. If a customer’s local branch does not have a particular item, we are able to take advantage of our floating fleet and centralized parts database to access equipment and parts at our other branches, usually within one day. The manager of each branch can obtain an item from another location by contacting our central purchasing facility in Las Vegas. The central purchasing facility then identifies the nearest branch that has the equipment available and arranges for the equipment to be shipped to the branch where it is needed. Our central purchasing facility may also purchase needed equipment if satisfactory equipment is not immediately available in our floating fleet.

We provide customers with equipment operation and safety training, equipment inspection and maintenance services that meet or exceed the standards of the American National Standards Institute and the Security Industry Association, often provided at the customer’s location. We include this training in the rental fees and purchase prices we charge our customers. We believe this training is highly valued by our customers and is an important factor supporting the rental rates we are able to charge.

Growth and Development

Our growth and development department conducts market research on potential metropolitan areas and regions in which to establish new branches. We focus on high-growth metropolitan areas to take advantage of strong demand from the construction industry. We also analyze the competitive environment and the demographic outlook of each potential location. Once a decision is made to enter a new market, we look for branch sites in industrial areas with convenient freeway access and begin hiring employees to operate the new branch.

Growth at each new location typically occurs in three stages. First, we stock new locations primarily with high reach equipment, including units we already own, to take advantage of our strong expertise in this area. As demand develops at that location, we add general rental equipment designed for contractor use, as well as additional high reach equipment, followed by ground engaging equipment. We typically are able to open a new branch in two weeks or less from the date we obtain possession of the location.

Competition

The equipment rental industry is capital intensive, highly fragmented and characterized by intense price and service competition. We compete through a combination of pricing, service, equipment quality, equipment availability, value and convenience. We compete with independent equipment rental businesses in all of the markets in which we operate, and we compete with equipment manufacturers that sell and rent equipment to customers, directly and through their dealer networks. We also compete with the tool rental centers of national home improvement stores. As a result of industry consolidation in recent years, many of our competitors operate on a regional or national basis. Many of our competitors are significantly larger and have greater financial and marketing resources than we have.

At times, industry-wide price pressures on certain classes of equipment have adversely affected equipment rental companies, and we have, on such occasions, priced our equipment in response to these pressures. Moreover, at times when the equipment rental industry has experienced equipment oversupply, competitive pressure has intensified, with a negative impact on the industry’s rental rates.

We believe we are at a competitive advantage to many of our competitors because of our loyal customer base, our emphasis on customer service, our ability to provide our customers with new and well-maintained equipment and our ability to transfer our floating fleet among rental locations in response to changing customer demand. We also believe our entrepreneurial management system enables us to respond to market changes more quickly than many of our competitors.

Technology

We employ diverse technologies that create a highly scalable and reliable environment. Our information systems allow us to make rapid and informed decisions and respond quickly to changing market conditions. Supported by a team of IT professionals, we are able to identify and deploy the best solution to address our business needs.

The core of our information technology infrastructure is our IBM AS/400, an extremely reliable, redundant and efficient operating platform. The IBM AS/400 is used for our daily operations and supports rental contracts, inventory, dispatch, equipment maintenance and financial reporting among other functions. Our information technology infrastructure also includes:

•       Wynne Systems’ RentalMan Software. For the past four years, we have been one of the top developers for RentalMan software. RentalMan is our primary line-of-business software and is used by many of the top-ten rental companies in North America. With full access to RentalMan source code, we are able to independently enhance the software to address our business needs.

•       SSA Global’s Infinium Financial Management Software. We use Infinium Financial Management software, which is IBM AS/400-based and fully integrated with RentalMan. Infinium is used for financial reporting, payroll functions, accounts payable, human resources and fixed asset processing.

•       Centralized Dispatch and Communication Systems. Our dispatch and communication systems enable our dispatchers to make informed decisions quickly, facilitate efficient delivery of equipment, and route field service vehicles. This allows us to meet our customers’ needs with superior response times.

•       BlackBerry Technology. We have deployed more than 220 handheld wireless devices providing e-mail, telephone and radio services. These devices enable our management and sales teams in the field to receive up-to-the-minute information, which allows them to make decisions without having to access a computer.

•       Centralized Computing through Thin-Client Technology. We use thin-client technology for our users’ desktops. This enables connection to each of our operating environments and minimizes our technical staff requirements. It also allows us to centrally control security, upgrades and configuration. We can upgrade all thin-client systems by simply upgrading servers located in our central enterprise data center.

•       Central Enterprise Data Center. Critical computer systems are located in a tier 1, carrier class data center that includes dual uninterruptible power sources, a dedicated back-up generator, multiple card key security checkpoints, laser and motion based detection systems, a 24x7 controlled environment for both temperature and humidity, pre-action fire protection, water detection, raised floors and other security systems.

•       Document Imaging. We employ an integrated document imaging and workflow system that allows us to streamline processes. Documents are captured electronically as they are received or created and are routed through a pre-determined approval process, greatly improving efficiencies and preventing the loss of documents. This system provides for easy access to information, separation of duties and strong internal controls. Remote locations have instant, secure access to needed information. An extensive audit log and reporting capabilities are available for all documents and actions taken on those documents.

•       Reporting. Our centralized information systems allow us to report on more than 170 corporate and store-level operating statistics and metrics such as branch profitability, equipment utilization, return on investment, inventory control and labor. These reports are also available to all managers on an as-needed basis.

Seasonality

Our revenues and operating results fluctuate according to the seasonal rental and purchasing patterns of our customers, with rental and purchasing activity tending to be lower in the winter. This seasonality is accentuated due to higher construction equipment prices during the construction season. As a result of this seasonality, our purchases of equipment and parts usually increase in the second and third quarters, and our inventory and accounts payable correspondingly increase.

Intellectual Property

We own a service mark registered in the state of Nevada that includes the name “Ahern Rentals.”  We have registered in the state of Nevada the trade name “Ahern Rentals.”  We have also registered in Clark County, Nevada the trade name “Ahern Heavy Equipment.”  We have registered the mark “Ahern Rentals” with the United States Patent and Trademark Office.

Employees

As of August 31, 2005, we had 250 salaried and 765 hourly employees, none of whom are members of a labor union. The table below sets forth the number of employees assigned to our various departments as of August 31, 2005.

Department	Number of Employees
Service	395
Transportation and risk management	217
Operations	159
Sales and marketing	98
Administration, growth and development, and management information systems	99
Purchasing and parts	47
Total	1015

We believe our entrepreneurial business model and our performance-based compensation program create an attractive working environment for our employees. We believe our relations with our employees are good.

Properties

Our principal executive offices are located in Las Vegas, Nevada. As of September 30, 2005, we operated 31 rental locations in seven states. We lease the real estate for all of our locations, including in some cases from related parties. See “Certain Relationships and Related Transactions.”  We believe our facilities are sufficient for our current needs. Below is an overview of our locations:

States with Ahern Rentals Locations	Number of Locations
California	14
Nevada	8
Arizona	2
Oregon	2
Utah	2
Texas	2
Colorado	1
Total	31

With the exception of our corporate headquarters in Las Vegas, Nevada, each of our properties consists of an equipment lot and an office from which we conduct our local rental operations. These properties are not materially different from each other in size, facilities or purpose. Our Las Vegas headquarters is made up of offices and an extensive rental yard. Of our 31 leased properties, 21 are leased from related parties. See “Certain Relationships and Related Transactions.” The lease on each of our properties runs through October 27, 2014, unless earlier terminated. Annual aggregate rental payments to related parties and unaffiliated third parties under our property leases will be $3,444,938 and $757,948, respectively, for 2005.

Environmental Matters

Our facilities and operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational safety and health requirements, including those relating to discharges of substances into the air, water and land, the handling, storage, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. We do not currently anticipate any material adverse effect on our business or financial condition or competitive position as a result of our efforts to comply with such requirements. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, we do not expect to incur material capital expenditures for environmental controls or compliance in this or the next fiscal year.

In the future, federal, state or local governments could enact new or stricter laws or issue new or stricter regulations concerning environmental and worker health and safety matters, or effect a change in their enforcement of existing laws or regulations, that could affect our operations. Also, in the future, we could discover previously unknown environmental non-compliance or contamination or contamination may be found to exist at our facilities or off-site locations where we have sent wastes. We could be held liable for such newly discovered noncompliance or contamination. Changes in environmental and worker health and safety requirements or liabilities from newly discovered noncompliance or contamination could have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

We are party to various litigation matters in the ordinary course of our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to our pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table is a list of our current directors, executive officers and key employees:

Name	Age	Position
Don F. Ahern	51	President, Chief Executive Officer and Chairman of the Board of Directors
Howard L. Brown	62	Chief Financial Officer and Director
Evan B. Ahern	30	Executive Vice President, Chief Information Officer and Director
Mark J. Wattles	45	Director
P. Enoch Stiff	58	Director
Timothy N. Lotspeich	52	Senior Vice President of Risk Management
Roy Allen Holland, Jr.	48	Vice President of Operations
Ronald L. Lyster	46	Vice President of Sales and Marketing
Richard L. Weaver	56	Vice President of Purchasing
Richard J. Robeson	51	Vice President of Service
Mark S. Brown	45	Vice President of Growth and Development
David A. Helmick	42	Vice President of Transportation
Bruce E. Bilyeu	53	Vice President of Facilities Management

Don F. Ahern has been our President, Chief Executive Officer and a member of our board of directors since February 1994. Prior to that, since 1978, Mr. Ahern was the sole proprietor of Los Arcos Equipment, an equipment rental company. Mr. Ahern has over 30 years of experience in the equipment rental industry. Mr. Ahern is Evan B. Ahern’s father.

Howard L. Brown has been our Chief Financial Officer since September 1997. He joined our board of directors in April 2004. Mr. Brown has over 34 years of finance experience. Prior to joining us, from October 1995 through September 1997, Mr. Brown was Chief Financial Officer of the H&O Foods division of Rykoff-Sexton, Inc. (now known as U.S. Foodservice, Inc.), the largest food service distributor in Las Vegas, Nevada. From September 1992 through October 1995, Mr. Brown was Chief Financial Officer of H&O Foods, Inc.

Evan B. Ahern has been our Executive Vice President since March 2004. He joined our board of directors in April 2004. In addition, Mr. Ahern has been our Chief Information Officer since 1998 and is responsible for managing our information technology. His responsibilities also include business development activities. Mr. Ahern has approximately 11 years of information technology experience. From 1993 through 1998, Mr. Ahern was project manager for our technology systems, responsible for overseeing and implementing our technology infrastructure. From 1990 through 1993, Mr. Ahern held various positions with us. Mr. Ahern is Don F. Ahern’s son.

Mark J. Wattles joined our board of directors in April 2004. Mr. Wattles founded Hollywood Entertainment Corporation (“Hollywood”), a chain of approximately 2,000 Hollywood Video stores and 700 Game Crazy stores, in June 1988, and until September 1998 he served as Hollywood’s Chairman of the Board, President, and Chief Executive Officer. From August 1998 through June 2000, Mr. Wattles left his full-time position at Hollywood and served as Chief Executive Officer of Reel.com, then a wholly owned subsidiary of Hollywood. In August 2000, Mr. Wattles returned full time to Hollywood to assist with changes in its business strategy. He served as President of Hollywood from January 2001 until January 2004 and as Chief Executive Officer from January 2001 until February 2005. Since January 2005, Mr. Wattles has served as President of Mark Wattles Enterprises, LLC, a capital management company that invests in companies providing consumer products and services. In April 2005, Ultimate Acquisition Partners, L.P., an entity owned by Mark Wattles Enterprises, LLC, purchased from Ultimate

Electronics, Inc. the assets associated with 32 Ultimate Electronics and SoundTrack stores. Since that time, Mr. Wattles has served as Chief Executive Officer of Ultimate Acquisition Partners, L.P., which does business as Ultimate Electronics and SoundTrack and is a retailer of home entertainment and consumer electronics products. In 2001, Mr. Wattles was appointed to the National Advisory Council of the Marriot Business School at Brigham Young University.

P. Enoch Stiff joined our board of directors in April 2004. Mr. Stiff has been the managing partner of the Executive Management Group, a consulting firm specializing in effective management practices for senior executive teams of midsize businesses, since November 2002. Additionally, since January 2004, Mr. Stiff has been a partner in the Value Management Group, a Chicago-based investment management company that focuses on manufacturing companies. From September 2000 to November 2002, Mr. Stiff provided independent business consulting services to executive management groups. From September 1996 to September 2000, Mr. Stiff was the President, Chief Executive Officer and a member of the board of directors of OmniQuip International, Inc., a North American manufacturer of telescopic material handlers, aerial work platforms and other material handling equipment. From August 1989 to September 1996, Mr. Stiff was the President and Chief Executive Officer of TRAK International, Inc. (“TRAK”), a wholly owned subsidiary of OmniQuip International, Inc. He previously served as the Chief Operating Officer of TRAK from November 1987 to August 1989.

Timothy N. Lotspeich has been our Senior Vice President of Risk Management since April 2005. From December 1995 until April 2005, he served as our Senior Vice President and was responsible for our floating fleet, transportation and risk management. Mr. Lotspeich has approximately 22 years of experience in the equipment rental industry. From July 1986 through December 1995, Mr. Lotspeich served as our California regional manager responsible for supervising operations and sales of all of our California branches. From April 1983 through June 1986, Mr. Lotspeich served as manager of our Bloomington, California location and was responsible for operations and sales of that branch. Prior to joining us, from 1972 through June 1982, Mr. Lotspeich was a customer service representative for Grove Manufacturing, a large manufacturer of high reach equipment.

Roy Allen Holland, Jr. has been our Vice President of Operations since February 2000 and has over 29 years of experience in the equipment rental industry. From January 1997 through February 2000, Mr. Holland served as our branch manager at the Bonanza Road, Las Vegas location, responsible for operations and sales at that branch. From February 1976 through January 1997, Mr. Holland held various positions with us including customer service representative, field sales manager and assistant branch manager.

Ronald L. Lyster has been our Vice President of Sales and Marketing since March 2002 and has over 10 years of experience in the equipment rental industry. He has been with the Company since 1995 and was promoted to sales manager in 1999. Prior to joining us, from March 1991 through March 1995, Mr. Lyster was a salesman for Alco Products, a supplier of cleaning chemicals and industrial solvents.

Richard L. Weaver has been our Vice President of Purchasing since May 2005. He is responsible for supervising the purchasing of rental equipment and parts and inventory management. Mr. Weaver has over 30 years of experience with purchasing and materials management. Prior to joining us, from January 2001 to May 2005, Mr. Weaver was Managing Principal of Weaver & Associates, a business management consulting firm specializing in solutions for procurement of supplies and services. From May 1999 to January 2001, Mr. Weaver was a senior manager with KPMG Consulting, LLC (now known as BearingPoint, Inc.), a business management consulting firm, where he consulted clients with respect to procurement solutions. From August 1982 to May 1999, Mr. Weaver was a division manager for Lawrence Livermore National Laboratory, a science laboratory specializing in national security applications. From March 1967 to August 1982, Mr. Weaver was employed by International Business Machines Corporation, where he held various management positions in product manufacturing and inventory management.

Richard J. Robeson has been our Vice President of Service since June 2000 and is responsible for supervising the service departments of all of our locations. Mr. Robeson has over nine years of experience in the rental industry. Mr. Robeson held various positions with us, including mechanic shop foreman, from February 1996 through June 2000. Prior to joining us, from 1993 to 1996, Mr. Robeson was self-employed as a mechanic. From 1985 to 1993, Mr. Robeson was a service manager for Sbar’s, Inc., a wholesaler of arts and crafts in the eastern United States, where he was responsible for fleet repair of approximately 100 delivery vehicles. From 1980 through 1988, Mr. Robeson worked for the Trenton Times newspaper, first as a mechanic and later as a service manager.

Mark S. Brown has been our Vice President of Growth and Development since February 2002 and is responsible for expanding our operations and sales by opening new locations and enhancing our performance in current locations. Mr. Brown has over 26 years of experience in the equipment rental industry. From January 1999 through February 2002, Mr. Brown was branch manager of our Sacramento location, and was responsible for supervising the operations and sales of that location. Prior to joining us, from March 1979 through January 1999, Mr. Brown was an operations manager for Thomas Equipment, an equipment rental company, where he was responsible for the company’s operations and sales.

David A. Helmick has been our Vice President of Transportation since April 2005 and is responsible for transportation management and the management of our floating fleet. Mr. Helmick has over 20 years of transportation logistics experience. From October 2004 to April 2005, he served as our Director of Logistics. Prior to joining us, from February 2004 to October 2004, Mr. Helmick served as General Manager for American Respiratory Services, a supplier of respiratory medical equipment in Las Vegas, Nevada, where he was responsible for supervising the company’s operations. From December 2001 to February 2004, he served as Branch Manager of two northern California branches of Apria Healthcare Group Inc. (“Apria”), a national provider of home healthcare equipment and services, where he was responsible for supervising the branch operations. From September 1995 to December 2001, he served as a logistics manager and later as a regional logistics manager for Apria, responsible in each position for transportation logistics, warehousing and procurement. From April 1983 to September 1995, Mr. Helmick worked for United Parcel Service, Inc., first as a delivery driver and later in various management positions.

Bruce E. Bilyeu has been our Vice President of Facilities Management since March 2005. He is responsible for supervising maintenance and renovation of our existing facilities and construction of our new facilities. Mr. Bilyeu has over 31 years of experience in the construction industry. From June 1995 to March 2005, Mr. Bilyeu served as our Facilities Manager with responsibilities similar to those he now has as a vice president. Prior to joining us, from August 1981 to June 1995, he was the President and sole stockholder of Building Dynamics, Inc., a provider of commercial and residential construction and remodeling services. From 1974 to August 1981, Mr. Bilyeu worked as an estimator and project manager for several general contractors in Las Vegas, Nevada.

Pursuant to the company’s bylaws, each of our directors serves for a term of one year or until his successor is elected and qualified.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid or accrued in the last three years to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer in fiscal year 2004:

Summary Compensation Table

		Annual Compensation		All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)
Don F. Ahern	2004	$312,000	$246,007	$3,124,143	(2)
President and Chief Executive Officer	2003	312,000	93,530	102,184	(2)
	2002	75,000	80,093	12,269	(2)
Howard L. Brown	2004	171,538	80,000	4,080
Chief Financial Officer	2003	171,952	22,500	3,869
	2002	165,284	15,000	3,606
Evan B. Ahern	2004	148,077	25,000	7,907	(3)
Executive Vice President and Chief Information Officer	2003	95,700	10,000	5,939	(3)
	2002	100,000	12,258	2,026
Bruce E. Bilyeu	2004	87,470	61,517	2,960
Vice President of Facilities Management	2003	75,400	20,619	1,920
	2002	73,600	—	1,452
Roy Allen Holland, Jr.	2004	79,600	64,996	6,887	(4)
Vice President of Operations	2003	59,956	39,996	6,514	(4)
	2002	59,956	39,996	6,494	(4)

(1)          Includes for fiscal year 2004 the following contributions made by us under our 401(k) plan for services performed during that year: $4,080 for Mr. Brown, $2,788 for Mr. Evan B. Ahern, $2,960 for Mr. Bilyeu and $2,372 for Mr. Holland. Includes for fiscal year 2003 the following contributions made by us under our 401(k) plan for services performed during that year: $3,869 for Mr. Brown, $2,094 for Mr. Evan B. Ahern, $1,920 for Mr. Bilyeu and $1,999 for Mr. Holland. Includes for fiscal year 2002 the following contributions made by us under our 401(k) plan for services performed during that year: $3,606 for Mr. Brown, $2,026 for Mr. Evan B. Ahern, $1,452 for Mr. Bilyeu and $1,979 for Mr. Holland. Actual contributions to an employee’s account under our 401(k) plan are generally not made until early in the fiscal year following the year of service for which our contribution is being made.

(2)          Includes for fiscal year 2004 forgiveness of $3,007,232 owed to us by Mr. Don F. Ahern pursuant to a series of interest-free loans. See “Certain Relationships and Related Transactions—Other.” Also includes for fiscal year 2004 $116,911, representing the estimated amount of interest that would have accrued on the loans in fiscal year 2004 had the loans bore simple interest at an assumed market rate of 5% per annum. Includes for fiscal years 2003 and 2002 $102,184 and $12,269, respectively, representing the estimated amount of interest that would have accrued on the loans in the applicable fiscal year had the loans bore simple interest at an assumed market rate of 5% per annum.

(3)          Includes for fiscal years 2004 and 2003 $5,119 and $3,845, respectively, representing the estimated amount of interest that would have accrued in the applicable fiscal year on an interest-free loan had the loan bore simple interest at an assumed market rate of 5% per annum. We made this loan to

Mr. Evan B. Ahern in April 2003 and he repaid it in June 2005. See “Certain Relationships and Related Transactions—Other.”

(4)          Includes $4,515 for each of fiscal years 2004, 2003 and 2002, representing the estimated amount of interest that would have accrued in the applicable fiscal year on interest-free loans had the loans bore simple interest at an assumed market rate of 5% per annum. We made the first of these loans to Mr. Holland in December 2000. See “Certain Relationships and Related Transactions—Other.”

Don F. Ahern, who is a member of our board of directors and also our President and Chief Executive Officer, was responsible for determining all executive officer compensation for fiscal year 2004. Mr. Ahern made decisions regarding executive officer compensation based on a number of factors, including, but not limited to, company profitability and individual performance.

Director Compensation

Our non-employee directors receive $3,000 per day for each day they attend a board meeting in addition to travel and other expense reimbursement incidental to board meeting attendance. Our directors who are also employees do not receive separate compensation for their service on our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of Ahern Rentals’ common stock at November 28, 2005, by: (1) each person or entity who owns of record or beneficially 5% or more of any class of our voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and executive officers as a group. Except as noted below, the address for each of the directors and named executive officers is c/o Ahern Rentals, Inc., 4241 South Arville Street, Las Vegas, Nevada.

Shares Beneficially Owned(1)
Common Stock
Name	Number of Shares	Percentage of Class
Principal Shareholders Executive Officers and Directors
Don F. Ahern(2)	970	97%
Howard L. Brown	—	—
Evan B. Ahern	—	—
Bruce E. Bilyeu	—	—
Roy Allen Holland, Jr.	—	—
Enoch Stiff	—	—
Mark Wattles	—	—
Executive Officers and Directors as group (13 Persons)	970	97%

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act.

(2)   Includes shares of Common Stock held by the DFA Separate Property Trust, a revocable trust established by Don F. Ahern. Don F. Ahern is sole trustee and income beneficiary of this trust and, as trustee, has sole voting and investment power with respect to all 970 shares. The 30 shares (or 3%) of the Common Stock of Ahern Rentals not owned by Don F. Ahern are owned by John Paul Ahern Jr., Don F. Ahern’s brother.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DFA Family Limited Partnership

We lease the property that houses our Arville Street, Las Vegas branch and our principal executive offices from DFA Family Limited Partnership, of which Don F. Ahern, our President and Chief Executive Officer and a member of our board of directors, is the general partner and which is 1% owned by Don F. Ahern as trustee of the DFA Separate Property Trust and 33% owned by each of Don F. Ahern’s three children, including Evan B. Ahern, our Executive Vice President, Chief Information Officer and a member of our board of directors. Our lease payments to DFA Family Limited Partnership totaled $192,000 in 2002, $228,000 in 2003 and $264,000 in 2004. In 2004 we entered into a written lease agreement for this property, which, as amended, provides for monthly lease payments of $30,000. Under the lease, the monthly payment will be increased annually by the greater of (a) 3% of the monthly payment for the prior year or (b) the percentage increase in the Consumer Price Index. The term of the lease continues until October 27, 2014.

We guaranteed the indebtedness incurred by DFA Family Limited Partnership in connection with its acquisition of the property that houses our Arville Street, Las Vegas branch and our principal executive offices. This guarantee has been terminated.

DFA, LLC

We lease 16 of our rental locations, as well as our parts warehouse, our dispatch facility, our credit department facility and our payroll facility, from DFA, LLC, of which Don F. Ahern is the managing member and which is 1% owned by Don F. Ahern individually and 99% owned by Don F. Ahern as trustee of the DFA Separate Property Trust. Our aggregate lease payments to DFA, LLC totaled $814,189 in 2002, $846,629 in 2003 and $1,753,570 in 2004. Since the end of 2004, we have begun leasing additional properties from DFA, LLC, and the aggregate monthly lease payments for the 20 properties we lease from DFA, LLC was approximately $209,000 at September 30, 2005. We are party to a written lease agreement for each property we lease from DFA, LLC. Under each lease, the monthly payment will be increased annually by the greater of (a) 3% of the monthly payment for the prior year or (b) the percentage increase in the Consumer Price Index. The term of each lease continues until October 27, 2014.

Prior to April 1, 2003, DFA, LLC owned ten parcels along Bonanza Road in Las Vegas, Nevada, on which buildings used for our rental yards, sales offices and administrative offices are located. We paid DFA, LLC total lease payments of $153,000 for 2002 and $38,250 for 2003 for these parcels. In April 2003 those parcels, along with two Bonanza Road parcels owned by the John P. Ahern Family Partnership, were transferred to Don and Paul, LLC. The rental amounts paid for the Bonanza Road parcels in 2002 and 2003 are included in the aggregate lease payment amounts reported in the first paragraph of this section.

In October 2004, we loaned DFA, LLC approximately $1.0 million. The loan did not bear interest. DFA, LLC paid in full the outstanding balance of the loan in January 2005.

We guaranteed the indebtedness incurred by DFA, LLC in connection with its acquisitions of 13 properties, 12 of which are leased by DFA, LLC to us. These guarantees have been terminated.

In October 2004 we made a non-cash distribution of $1,362,081 to our shareholders. This distribution included a distribution to Don F. Ahern of a $1,269,074 receivable from DFA, LLC and the forgiveness of a $93,007 receivable from John Paul Ahern, Jr. The receivable distributed to Don F. Ahern represented the amount that DFA, LLC owed us at that time on advances we had made to DFA, LLC to finance its acquisitions of certain real property it leases to us as well as certain other expenses of DFA, LLC.

Under an Agreement for Retirement of Interest in DFA, LLC dated January 2, 2004, DFA, LLC distributed rental equipment assets (along with the associated indebtedness) to us in redemption of our entire membership interest in DFA, LLC. Our Chief Financial Officer determined that the book value of these assets, net of accumulated depreciation and the associated indebtedness, was equal to the value of our membership interest in DFA, LLC, which was not material. In connection with this transaction, we distributed receivables from DFA, LLC ($11.9 million) and other net assets ($0.7 million) to Don F. Ahern.

Prior to our filing of the registration statement of which this prospectus is a part, we provided DFA, LLC with certain accounting and finance services at no cost. We will charge DFA, LLC a fee for any ongoing accounting and finance services.

Don and Paul, LLC

We lease property housing our Bonanza Road, Las Vegas rental facilities from Don and Paul, LLC (“DPLLC”), of which Don F. Ahern is the managing member and which is 85.5% owned by Don F. Ahern as trustee of the DFA Separate Property Trust and 14.5% owned by John Paul Ahern, Jr., Don F. Ahern’s brother. Our lease payments to DPLLC totaled approximately $167,400 in 2003 and $396,400 in 2004. In 2004 we entered into a written lease agreement for this property, which provides for monthly lease payments of $40,250. Under the lease, the monthly payment will be increased annually by the greater of (a) 3% of the monthly payment for the prior year or (b) the percentage increase in the Consumer Price Index. The term of the lease continues until October 27, 2014.

In 2003 the state of Nevada determined that DPLLC was entitled to receive $3.6 million from the state in connection with the state’s exercise of the power of eminent domain over a portion of two of the parcels leased by us from DPLLC. DPLLC agreed to pay $1.9 million of the award to us to compensate us for damage to our business resulting from the condemnation. As a result of the award, we recognized a gain of $1.3 million as other income for 2003, which represents the difference between the $1.9 million that was allocable to us and $0.6 million of costs we incurred to construct our headquarters building on the property. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Because of this condemnation, we terminated construction of the headquarters building.

In September 2004, DPLLC owed us $2,961,600, representing the unpaid balance of our portion of the condemnation award and advances of approximately $2,880,400 we made to DPLLC primarily in connection with construction of and land acquisition costs for certain facilities located at our Bonanza Road location in Las Vegas, Nevada. In September 2004 DPLLC paid us the full amount of the $2,961,600 obligation.

Xtreme Manufacturing, LLC

We purchase forklifts and certain other equipment from Xtreme Manufacturing, LLC (“Xtreme”), of which Don F. Ahern is the managing member and which is 96.6% owned by Don F. Ahern as trustee of the DFA Separate Property Trust. Although this equipment is designed by Xtreme, prior to November 2004 our employees assembled the equipment using components purchased by Xtreme, and we capitalized the labor costs and certain overhead costs we incurred to assemble the equipment and accounted for them as an additional cost of the equipment. The employees who assemble this equipment became Xtreme’s employees in November 2004. We purchased approximately $1.1 million and $11.9 million of equipment from Xtreme in 2003 and 2004, respectively, including capitalized labor costs.

In addition, Xtreme’s employees participate in the medical and dental plans and the 401(k) retirement plan that we make available to our employees. Xtreme directly pays the costs associated with its employees’ participation in the 401(k) retirement plan and reimburses us for our costs associated with its employees’ participation in the medical and dental plans.

Prior to our filing of the registration statement of which this prospectus is a part, we provided Xtreme with certain accounting and finance services at no cost. We will charge Xtreme a fee for any ongoing accounting and finance services.

A&K 67, LLC

We have a verbal agreement for the part-time use of a boat owned by A&K 67, LLC, which is 25% owned by Don F. Ahern as trustee of the DFA Separate Property Trust. Our payments to A&K 67, LLC pursuant to this agreement totaled approximately $43,100 in each of 2002, 2003 and 2004. The verbal agreement provides for monthly payments of approximately $3,590. The agreement is terminable on reasonable notice.

XFS, Inc.

XFS, Inc. (“XFS”), of which Don F. Ahern is President and which is wholly owned by Don F. Ahern as trustee of the DFA Separate Property Trust, engages in lease financing transactions in which XFS purchases equipment from us for the purpose of leasing the equipment to third-party lessees. As of September 30, 2005, XFS had purchased $99,045 of equipment from us.

John P. Ahern Family Partnership

Prior to April 1, 2003, we leased part of the property that housed our rental facilities located along Bonanza Road in Las Vegas, Nevada from the John P. Ahern Family Partnership, which was 50% owned by Don F. Ahern and 50% owned by his brother, John Paul Ahern, Jr. In April 2003 this property, along with several properties previously owned by DFA, LLC, were transferred to Don and Paul, LLC. Our lease payments to the John P. Ahern Family Partnership totaled $39,000 in 2002 and $9,750 in 2003. We did not lease any property from the John P. Ahern Family Partnership in 2004.

Other

During the last three fiscal years we made the following loans to our executive officers. In connection with our filing of the registration statement of which this prospectus is a part, we have ceased providing loans to our executive officers as required by the Sarbanes-Oxley Act.

During the period beginning January 1, 2002 and ended September 30, 2005, the largest aggregate amount of indebtedness owed to us by Don F. Ahern was approximately $3.0 million as the result of a series of loans. These loans did not bear interest. We forgave these loans in October 2004.

In January 1998, Don F. Ahern loaned us $3.6 million. Simple interest accrued on the principal amount of the loan at the rate of 10% per annum. We paid in full the outstanding balance of the loan in October 2004.

In June 2005, we paid $400,000 on behalf of Mr. Ahern as a deposit on the purchase of an airplane. Mr. Ahern repaid this amount in September 2005 prior to the filing with the SEC of the registration statement of which this prospectus is a part.

During the period beginning January 1, 2002 and ended September 30, 2005, the largest aggregate amount of indebtedness owed to us by Evan B. Ahern was $109,795 as the result of a loan made in April 2003 and repaid in June 2005. The loan did not bear interest.

During the period beginning January 1, 2002 and ended September 30, 2005, the largest aggregate amount of indebtedness owed to us by Roy Allen Holland, Jr., our Vice President of Operations, was approximately $90,300. We loaned $5,000 to Mr. Holland on March 23, 2001 and again on May 17, 2001. On December 31, 2000, we loaned Mr. Holland $80,300. This obligation did not bear interest. Mr. Holland repaid this obligation in full in August 2005.

During the period beginning January 1, 2002 and ended September 30, 2005, the largest aggregate amount of indebtedness owed to us by John Paul Ahern, Jr. was approximately $67,040 as the result of loans. These loans did not bear interest. We forgave these loans in October 2004.

Don F. Ahern was the sole guarantor of all of our obligations under the GE Sale/Leaseback Transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Transactions” for a description of this financing arrangement. Don F. Ahern is also a guarantor of our obligations under certain of our real property leases with third-party lessors. Finally, Don F. Ahern was a co-borrower with respect to all of our obligations under our former credit line with Navistar Financial Corporation.

DESCRIPTION OF OTHER OBLIGATIONS

The Amended Credit Facility

In connection with the offering of the notes, we entered into an amended and restated credit facility with Bank of America, N.A. and a syndicate of banks and other institutional lenders.

The Amended Credit Facility is a five-year facility providing for revolving loans of up to an aggregate of $175 million, including a $10 million sub-limit for the issuance of standby or commercial letters of credit; however, advances under the Amended Credit Facility are limited based on a percentage of qualified collateral and reserves required by the lenders. All borrowings under the Amended Credit Facility are subject to the satisfaction of usual and customary conditions, including accuracy of representations and warranties and absence of a default. The Amended Credit Facility will be used to issue standby or commercial letters of credit and to finance ongoing working capital needs and general corporate purposes. The Amended Credit Facility is secured by first priority liens (ahead of the notes) upon substantially all of our existing and future acquired assets.

The interest on borrowings under the Amended Credit Facility is at variable rates based on a financial performance test. Borrowings under the revolving credit facility bear interest at a rate equal to an applicable margin percentage plus one of the following indexes: (i) LIBOR or (ii) an alternate base rate. The applicable margin percentage will vary from 187.5 to 237.5 basis points for LIBOR-based loans and 12.5 to 62.5 basis points for alternate base rate loans, depending upon our financial performance; provided that, for the first six months, the applicable margin percentage for LIBOR will be 212.5 basis points and for the alternate base rate will be 37.5 basis points. In addition, the Amended Credit Facility will have an annual unused line fee of 25 basis points for each lender’s unused commitments under the revolving credit line.

At any time that borrowing availability falls below $25 million, the Amended Credit Facility requires us to maintain a minimum fixed charge coverage ratio, a maximum total funded debt to EBITDA ratio and a minimum utilization ratio. In addition, the Amended Credit Facility contains other usual and customary covenants and default provisions.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 25,000 shares of common stock. Holders of common stock are entitled to receive dividends as may from time to time be declared by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to one vote per share on all matters on which they are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive rights, conversion rights, redemption rights or rights to a fund whose assets and their earnings are earmarked to pay for the common stock. If we liquidate, dissolve or wind up, holders of common stock are entitled to share equally and proportionately in any of our assets remaining after the payment of all of our liabilities, including the notes. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material United States federal income tax considerations relating to the exchange of your notes in the exchange offer for notes registered pursuant to the registration statement of which this prospectus is a part. This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances. This summary is based on the provisions of the Internal Revenue Code of 1986 (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service rulings, and judicial decisions, all as of the date of this prospectus. These authorities may be changed, possibly with retroactive effect so as to result in United States federal income tax consequences different from those described below. We have not requested a ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and the Internal Revenue Service may not agree with such statements and conclusions.

We have assumed for purposes of this summary that the notes will be held as capital assets within the meaning of Section 1221 of the Code by holders who purchased the notes in the private offering at the initial offering price. This summary does not address tax consequences arising under other federal tax laws (such as estate and gift taxation) or under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address United States federal income tax consequences applicable to holders that may be subject to special tax rules, including, without limitation:

•        holders subject to the alternative minimum tax;

•        tax-exempt organizations;

•        insurance companies;

•        partnerships or other pass-through entities or investors in such entities;

•        dealers in securities or currencies;

•        traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•        banks and financial institutions;

•        holders whose “functional currency” is not the United States dollar;

•        persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk-reduction transaction;

•        expatriates; or

•        persons deemed to sell the notes under the constructive sale provisions of the Code.

Consequences of Tendering Old Notes

The exchange of your notes for exchange notes in the exchange offer should have no U.S. federal income tax consequences to you. For example, there should be no change in your tax basis and the holding period of your exchange notes should include the holding period of your old notes. In addition, the U.S. federal income tax consequences of holding and disposing of your exchange notes generally should be the same as those applicable to your old notes.

This summary of material United States federal income tax consequences is not intended as a substitute for individual tax advice. Each holder of the notes is urged to consult the holder’s own tax advisor with respect to the application of United States federal income tax laws in light of the holder’s particular circumstances, as well as any tax consequences arising under other federal tax laws (such as estate and gift taxation) or under the laws of any state, local, foreign or other taxing jurisdiction, or under any applicable tax treaty.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for notes where the notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make available and provide promptly upon reasonable request this prospectus, in a form meeting the requirements of the Securities Act, to any broker-dealer for use in connection with any such resale until the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

We will receive no proceeds in connection with the exchange offer. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. A resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commissions or concessions received by these persons may be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be considered to admit that it is an underwriter. We have agreed to reimburse these broker-dealers for any amounts arising as a result of certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes offered hereby and certain legal matters in connection with this offering will be passed upon for us by Stoel Rives LLP, Portland, Oregon.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The financial statements for Ahern Rentals, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus were audited by Piercy Bowler Taylor & Kern, P.C., independent registered public accountants, as indicated in their report with respect thereto.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and the exhibits thereto. For further information with respect to us and the securities, we refer you to the registration statement and its exhibits. The descriptions of each contract and document contained in this prospectus are summaries and as such, may not provide all of the information necessary to fully evaluate each contract or document described in this prospectus. For this reason we refer you to the copy of each such contract or document filed as an exhibit to the registration statement. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at

1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

Under the terms of the indenture governing the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, after the exchange offer is completed and for so long as any of the notes remain outstanding, we will furnish to the trustee and the holders of the notes, file with the SEC (until such time as the indenture no longer requires us to do so and unless the SEC will not accept such a filing) and post on our Web site, (i) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if we were required to file such reports, and, with respect to the annual report on Form 10-K only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports, in each case within the applicable time periods specified in the rules and regulations of the SEC. In addition, for so long as any of the notes remain outstanding, at any time when we are not required to file reports with the SEC, we have agreed to make available to any holder of the notes, and to securities analysts and prospective investors, at their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. All documents referenced under (i) and (ii) above may be accessed on our website at www.ahernrentals.com. The content of our Web site is not part of this prospectus.

AHERN RENTALS, INC.
BALANCE SHEET
SEPTEMBER 30, 2005 (Unaudited)

ASSETS
Cash	$1,055,963
Accounts receivable, net of allowance of $2,022,712	35,578,674
Inventories	12,690,859
Rental equipment, net	245,571,521
Property and other equipment, net	25,879,367
Other	14,131,261
$334,907,645
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Line of credit payable	$78,911,803
Accounts payable, other	21,632,326
Accrued expenses	8,880,900
Notes payable and capital lease obligations	2,349,144
Second priority senior secured notes	200,000,000
311,774,173
Stockholders’ Equity
Common stock, no par, 25,000 shares authorized, 1,000 shares issued and outstanding	5,915,214
Retained earnings	17,218,258
23,133,472
$334,907,645

See notes to interim financial statements

AHERN RENTALS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited)

	2005	2004
REVENUES
Equipment rentals and related	$49,481,609	$37,295,313
Sales of rental equipment	2,661,559	1,229,214
Other	2,936,639	2,835,667
	55,079,807	41,360,194
COST OF REVENUES
Cost of equipment rental operations, excluding depreciation, including related party rent expense of $611,673 and $427,511	20,326,304	16,037,334
Depreciation, rental equipment	9,533,467	7,080,653
Cost of rental equipment sales	1,929,514	1,042,374
Other	2,146,878	2,433,043
	33,936,163	26,593,404
GROSS PROFIT	21,143,644	14,766,790
OPERATING EXPENSES
Selling, general, and administrative, including related party rent expense of $195,000 and $243,975	7,884,552	5,727,664
Non-rental equipment depreciation	1,078,926	711,222
	8,963,478	6,438,886
OPERATING INCOME	12,180,166	8,327,904
OTHER INCOME (EXPENSE)
Interest expense	(6,288,438)	(2,822,048)
Loss on debt extinguishment	(8,986,690)	—
Interest income	45,866	25,789
Other	21,651	60,406
NET INCOME (LOSS)	$(3,027,445)	$5,592,051
RETAINED EARNINGS, BEGINNING OF PERIOD	$20,245,703	$15,718,684
Net income (loss)	(3,027,445)	5,592,051
RETAINED EARNINGS, END OF PERIOD	$17,218,258	$21,310,735

See notes to financial statements

AHERN RENTALS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited)

	2005	2004
REVENUES
Equipment rentals and related	$127,662,172	$98,375,724
Sales of rental equipment	8,137,804	5,174,886
Other	9,814,828	7,551,526
	145,614,804	111,102,136
COST OF REVENUES
Cost of equipment rental operations, excluding depreciation, including related party rent expense of $1,835,019 and $1,084,526	55,607,554	44,844,714
Depreciation, rental equipment	25,893,769	20,726,074
Cost of rental equipment sales	6,173,725	3,808,397
Other	7,700,627	6,414,243
	95,375,675	75,793,428
GROSS PROFIT	50,239,129	35,308,708
OPERATING EXPENSES
Selling, general, and administrative, including related party rent expense of $679,500 and $483,475	21,805,504	16,389,610
Non-rental equipment depreciation	3,059,963	2,116,877
	24,865,467	18,506,487
OPERATING INCOME	25,373,662	16,802,221
OTHER INCOME (EXPENSE)
Interest expense	(17,766,570)	(8,125,613)
Loss on debt extinguishment	(8,986,690)	—
Interest income	134,862	124,837
Other	58,285	24,277
NET INCOME (LOSS)	$(1,186,451)	$8,825,722
RETAINED EARNINGS, BEGINNING OF PERIOD	$18,404,709	$13,831,734
Net income (loss)	(1,186,451)	8,825,722
Distributions	—	(1,346,721)
RETAINED EARNINGS, END OF PERIOD	$17,218,258	$21,310,735

See notes to financial statements

AHERN RENTALS, INC.
STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited)

	2005	2004
OPERATING ACTIVITIES:
Net income (loss)	$(1,186,451)	$8,825,722
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gross profit on disposition of rental property and equipment	(2,022,365)	(1,390,766)
Depreciation and amortization of property and equipment	28,953,732	22,842,951
Amortization of deferred gain and rent payments	(1,234,430)	(887,231)
Amortization of debt issuance costs	1,298,118	93,787
Non-cash loss on debt extinguishment	2,644,451	—
Bad debts	698,698	519,783
Non-cash interest	1,326,419	—
Changes in operating assets and liabilities:
Accounts receivable	(7,595,679)	(6,001,102)
Inventories	(5,336,504)	1,785,783
Other	757,233	(2,351,142)
Accounts payable, other	14,791,404	1,175,836
Accrued expenses	2,327,923	1,023,584
Net cash provided by operating activities	35,422,549	25,637,205
INVESTING ACTIVITIES:
Purchases of rental equipment and other property	(87,358,760)	(12,144,598)
Early buyout of rental equipment under sale/leaseback	(21,612,615)	—
Refund of deposit under sale/leaseback	8,731,065	—
Proceeds from sales of rental equipment and other property	8,431,737	5,552,533
Advances to shareholders and affiliate	—	(9,964,876)
Collections from shareholders and affiliate	1,007,201	11,876,984
Net cash used in investing activities	(90,801,372)	(4,679,957)
FINANCING ACTIVITIES:
Line of credit borrowings	210,345,467	124,068,755
Line of credit repayments	(247,071,223)	(123,663,318)
Proceeds from other borrowings	202,225,144	—
Repayment of other borrowings	(103,276,059)	(19,643,916)
Financing costs paid	(6,702,364)	—
Distributions	—	(1,346,721)
Net cash provided by (used in) financing activities	55,520,965	(20,585,200)
NET INCREASE IN CASH	142,142	372,048
CASH, BEGINNING OF PERIOD	913,821	717,763
CASH, END OF PERIOD	$1,055,963	$1,089,811

See notes to financial statements

AHERN RENTALS, INC.
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited)

1. Nature of business and summary of significant accounting policies:

The accompanying unaudited interim financial statements are presented on the same basis as the Company’s audited financial statements included elsewhere in this prospectus.

The accompanying unaudited interim financial statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (SEC) relating to interim financial statements. Accordingly, certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. In the opinion of management, all necessary adjustments have been made to present fairly, in all material respects, the financial position, results of operations and cash flows of the Company at September 30, 2005, and for all periods presented.

These unaudited financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

2. Related party transactions:

The Company purchases forklifts and certain other equipment from Xtreme Manufacturing, LLC (“Xtreme”), an entity controlled by the Company’s majority shareholder. In addition, Xtreme’s employees participate in the Company’s employee benefit programs, including its workers’ compensation program, but Xtreme pays the costs associated therewith. During the nine month periods ended September 30, 2005 and 2004, the Company purchased approximately $11.1 million and $7.6 million of equipment from Xtreme, respectively, including capitalized labor and overhead costs.

3. Refinancing transaction:

On August 18, 2005, the Company issued $200 million of second priority senior secured notes (“Second Priority Notes”), the proceeds of which were used to (1) pay off existing second lien notes approximating $99 million, including accrued interest payable and prepayment penalties, (2) pay down the existing revolving credit facility by approximately $85 million, (3) pay off other debt totaling approximately $10 million, and (4) pay fees and expenses related to the transaction of approximately $6 million. As a result of this refinancing, the Company recorded a loss on debt extinguishment of approximately $8.9 million comprised of accrued interest and prepayment penalties of approximately $6.3 million and the write off of unamortized debt issuance costs of approximately $2.6 million. In addition, the Company amended its first priority senior secured revolving credit facility (Amended RCF) resulting in more favorable terms to the Company including, but not limited to, lower interest rate charges and fewer financial covenants, except that at any time that borrowing availability falls below $25 million, maintenance of certain financial covenants will required.

The Amended RCF is a five year facility providing for revolving loans up to $175 million subject to a borrowing base test that is based upon eligible accounts receivable, rental equipment, transportation equipment, and inventories. Borrowings under the Amended RCF bear interest at either (1) the bank’s base rate (prime rate) plus 12.5 to 62.5 basis points or, at the Company’s option, (2) the London Interbank Offered Rate (LIBOR) plus 187.5 to 237.5 basis points. The interest rates charged can fluctuate within the above ranges depending on the Company’s leverage ratio, as defined in the Amended RCF agreement.

AHERN RENTALS, INC.
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited)

3. Refinancing transaction: (Continued)

The Amended RCF is secured by a first priority security interest in substantially all of the Company’s existing and future acquired assets.

The Second Priority Notes are due August 15, 2013, bear interest at 9 1/4% with interest payable semi-annually on each February 15 and August 15 commencing February 15, 2006, and are secured on a second priority basis, behind the Amended RCF, by substantially all of the Company’s existing and future acquired assets.

Maturities of debt, including the Amended RCF as of September 30, 2005, are as follows:

Twelve months ending September 30,	Total
2006	$ 136,115
2007	142,184
2008	148,523
2009	155,145
2010	79,073,865
Thereafter	201,564,669
Total	$ 281,220,501

4. Commitments and contingencies:

Subsequent to the refinancing discussed in Note 3, on September 14, 2005, the Company repurchased all of the remaining equipment under the lease for $21.6 million and terminated the lease. The lease arose in 2003, when the Company sold certain equipment for an approximate $6.8 million gain to General Electric Capital Corporation (GE) and leased it back. The gain was deferred and was being amortized over the 62-month lease term. Following termination of the lease, GE refunded to the Company its remaining deposit balance of $8.7 million. The Company recorded the repurchased equipment at $17.9 million which represents the cost of the equipment of $21.6 million reduced by $3.7 million of then unamortized deferred gain.

Future obligations over the primary terms of the Company’s long-term related party and other operating leases as of September 30, 2005, are as follows:

Twelve months ending September 30,	Related party	Other	Total
2006	$ 3,444,938	$ 757,948	$ 4,202,886
2007	3,548,441	655,458	4,203,899
2008	3,655,087	202,849	3,857,936
2009	3,764,954	116,956	3,881,910
2010	3,878,093	73,857	3,951,950
Thereafter	17,078,014	40,785	17,118,799
Total	$ 35,369,527	$ 1,847,853	$ 37,217,380

AHERN RENTALS, INC.
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (Unaudited)

5. Supplemental cash flow and other information

	2005	2004
Noncash financing and investing activities
Rental equipment acquired with debt	$ —	$ 49,977,708
Other property and equipment acquired with debt	—	6,109,536
	$ —	$ 56,087,244
Portion of acquisition price of rental equipment repurchased related to the GE sale and leaseback that represents the unamortized deferred gain at the date of repurchase	$ 3,746,863	$ —
Cash paid for interest	$ 13,181,208	$ 7,299,852

Report of Independent Registered Public Accounting Firm

Board of Directors
Ahern Rentals, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Ahern Rentals, Inc. as of December 31, 2004 and 2003, and the related statements of income, retained earnings and cash flows for each of the three years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants & Business Advisors
A Professional Corporation

Las Vegas, Nevada
March 11, 2005

AHERN RENTALS, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Cash	$913,821	$717,763
Accounts receivable, net of allowance of $1,629,088 and $1,361,671	28,681,693	21,524,827
Inventories	7,402,295	8,361,943
Due from shareholders and affiliate	1,007,201	5,745,036
Rental equipment, net	180,168,629	147,019,627
Property and other equipment, net	21,372,912	12,710,506
Rental deposit, sale and leaseback	8,981,302	9,310,584
Other	11,878,462	2,815,151
	$260,406,315	$208,205,437
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Line of credit payable	$115,637,559	$5,166,416
Accounts payable, equipment	—	12,144,365
Accounts payable, other	7,237,930	6,403,445
Accrued expenses	6,552,977	5,875,325
Deferred gain and rent payments on sale and leaseback	4,584,286	6,073,680
Notes payable and capital lease obligations	102,073,640	151,695,258
Due to majority owner, subordinated	—	1,100,000
	236,086,392	188,458,489
Stockholders’ Equity
Common stock, no par, 25,000 shares authorized 1,000 shares issued and outstanding	5,915,214	5,915,214
Retained earnings	18,404,709	13,831,734
	24,319,923	19,746,948
	$260,406,315	$208,205,437

See notes to annual financial statements

AHERN RENTALS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
REVENUE:
Equipment rentals and related	$136,402,114	$99,541,147	$83,556,460
Sales of rental equipment	7,255,773	5,722,724	4,358,613
Other	11,411,338	5,969,309	4,629,873
	155,069,225	111,233,180	92,544,946
COST OF REVENUES
Cost of equipment rental operations, excluding depreciation, including related party rent expense of $1,577,520, $1,084,379, and $913,189	61,086,294	48,507,827	36,132,514
Depreciation, rental equipment	28,411,875	22,023,612	23,354,999
Cost of rental equipment sales	5,210,540	3,835,759	2,934,502
Other	8,803,792	4,279,104	3,123,131
	103,512,501	78,646,302	65,545,146
GROSS PROFIT	51,556,724	32,586,878	26,999,800
OPERATING EXPENSES
Selling, general, and administrative, including related party rent expense of $836,450, $167,400, and $132,000	22,961,042	18,565,015	16,087,226
Non-rental equipment depreciation	3,005,865	2,283,389	2,525,198
	25,966,907	20,848,404	18,612,424
OPERATING INCOME	25,589,817	11,738,474	8,387,376
OTHER INCOME (EXPENSE)
Interest expense	(13,521,469)	(9,155,148)	(9,878,718)
Loss on extinguishment of debt	(1,966,516)	—	—
Interest income	164,434	181,262	65,291
Legal settlements	—	1,332,840	1,883,000
Other	22,743	(23,693)	6,137
NET INCOME	$10,289,009	$4,073,735	$463,086
RETAINED EARNINGS, BEGINNING OF YEAR	$13,831,734	$12,761,967	$14,118,635
Net income	10,289,009	4,073,735	463,086
Distributions	(5,716,034)	(3,003,968)	(1,819,754)
RETAINED EARNINGS, END OF YEAR	$18,404,709	$13,831,734	$12,761,967

See notes to annual financial statements

AHERN RENTALS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$10,289,009	$4,073,735	$463,086
Adjustments to reconcile net income to net cash provided by operating activities:
Gross profit on disposition of rental property and equipment	(2,067,976)	(3,196,111)	(1,430,248)
Depreciation and amortization of property and equipment	31,417,740	24,307,001	25,880,197
Amortization of deferred gain and rent payments	(1,489,394)	(731,948)	—
Amortization of debt issuance costs	771,582	127,728	55,250
Bad debts	694,151	506,905	602,907
Non-cash interest	387,917	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,851,017)	(5,498,670)	437,707
Inventories	959,648	(3,707,082)	13,420,267
Other	(1,035,358)	(613,653)	(336,891)
Vendor floor plan payable	—	—	(10,955,478)
Accounts payable, other	834,485	3,375,465	(3,647,822)
Accrued expenses	677,652	509,947	1,213,020
Net cash provided by operating activities	33,588,439	19,153,317	25,701,995
INVESTING ACTIVITIES:
Purchases of rental equipment and other property	(21,057,154)	(620,716)	(4,652,783)
Proceeds from sales of property and equipment	7,670,420	7,107,628	4,459,103
Advances to shareholders and affiliate	(11,601,250)	(4,575,206)	(2,148,286)
Collections from shareholders and affiliate	11,969,772	810,159	235,336
Other	—	—	(150,000)
Net cash provided by (used in) investing activities	(13,018,212)	2,721,865	(2,256,630)
FINANCING ACTIVITIES:
Line of credit borrowings	284,825,382	57,876,395	2,410,159
Line of credit repayments	(174,354,239)	(54,420,802)	(699,336)
Proceeds from other borrowings	90,000,000	—	—
Repayment of other borrowings	(209,928,338)	(24,694,816)	(24,295,181)
Proceeds from sale-leaseback	—	2,860,709	—
Financing costs paid	(8,470,253)	—	—
Distributions to affiliate	(1,346,721)	(3,003,968)	(1,819,754)
Repayment of loan from majority owner	(1,100,000)	—	—
Other	—	—	(108,008)
Net cash used in financing activities	(20,374,169)	(21,382,482)	(24,512,120)
NET INCREASE (DECREASE) IN CASH	196,058	492,700	(1,066,755)
CASH, BEGINNING OF YEAR	717,763	225,063	1,291,818
CASH, END OF YEAR	$913,821	$717,763	$225,063

See notes to annual financial statements

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.   Nature of business and summary of significant accounting policies:

Basis of presentation.   The nature of the Company’s business is such that short-term obligations are typically met by cash flow generated from long-term assets. Therefore, the balance sheets are presented on an unclassified basis consistent with equipment rental industry practice.

Management has evaluated the circumstances attendant to its relationships with its affiliated lessor and other related parties described in Note 5 and concluded that each of these entities are precluded by such circumstances from qualifying as either a “variable interest entity” (VIE), as defined in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51, or an “implicit VIE,” as described in FASB Staff Position (FSP) FIN 46(R)-5 issued in March 2005 and, accordingly, are not to be considered for consolidation with the Company as such.

Nature of business.   The Company operates a comprehensive equipment rental and sales business servicing a customer base that includes construction and industrial companies, municipalities, manufacturers, utilities, homeowners and others in Nevada, California, Arizona, Texas, Colorado, Utah, and Oregon. Each of the Company’s 32 locations is considered a separate profit center. All profit centers are aggregated into one reportable segment because they offer similar products and services in similar markets and the factors that influence management’s strategic decisions are comparable.

Concentrations.   Realization of the Company’s receivables (which are uncollateralized) and its future operations, could be affected by adverse changes in economic conditions in Las Vegas and the southwestern United States, particularly in the construction industry. Approximately 37%, 40%, and 40% of the Company’s total revenues were generated in Las Vegas during 2004, 2003, and 2002, respectively. An additional 45%, 41%, and 40% were generated in California and Arizona.

The Company manages its concentrations of credit risk by evaluating the credit worthiness of customers before credit is extended and monitoring it thereafter. When material amounts of credit are extended to a single customer in connection with a construction project, the Company usually has the right to, and does, lien the project if the customer fails to pay. In establishing an allowance for doubtful collection, the Company considers the financial condition of each customer, the relative strength of the Company’s legal position and the related cost of such proceedings, and general economic conditions. The maximum losses that the Company would incur if a customer failed to pay amounts owed and return the rental equipment would be limited to the recorded amount due after allowances provided, plus the carrying value of the related equipment less insurance recovery, if any.

Use of estimates.   Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts, some of which may require revision in future periods, including the useful lives and salvage value of property and equipment, the allowance for doubtful accounts, and accruals related to the Company’s insurance programs.

Inventories.   Inventories (Note 2) are valued at the lower of market or cost determined by the average cost method, except for new serialized equipment units held for sale, the cost of which is determined using the specific identification method.

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.   Nature of business and summary of significant accounting policies: (Continued)

Property and equipment and depreciation.   Property and equipment, including revenue-producing rental equipment (Note 3), is stated at cost. Depreciation is provided by the straight-line method to an estimated salvage value over the estimated useful lives of the assets, typically 3-10 years.

Income taxes.   The shareholders of the Company (an “S-Corporation”) are taxed directly on their respective shares of the Company’s income. Therefore, no provision or liability for federal and state income tax has been included in the accompanying financial statements.

Revenue recognition.   The Company’s revenues are divided into three categories:

•        Equipment rentals and related. This includes revenue from renting equipment and related items such as the fees charged for equipment delivery, damage waivers, repair of rental equipment and fuel.

•        Sales of rental equipment. This includes revenue from the sale of used rental equipment.

•        Other. This primarily includes revenue from the sale of new equipment, merchandise and supplies

Revenue related to rental equipment is recognized over the contract term. Revenue related to sales of used rental equipment and inventories is recognized at the time of delivery to the customer. The Company typically does not provide warranties or maintenance services with the products sold. However, revenue from warranties and service contracts sold separately, which are not material, are recognized over the life of the contracts.

Cost of revenues and gross profit.   Consistent with industry practice, certain expenses associated with the Company’s equipment rental operations, including costs of repairs and maintenance of the equipment, occupancy, supplies and personnel (excluding compensation of sales personnel, which costs are included in selling, general and administrative expenses) have been accounted for as cost of revenues and therefore, deducted in arriving at gross profit in the statements of income. In summary, cost of revenues consists of the following:

•        Depreciation costs and operating lease payments relating to rental equipment;

•        Personnel costs, occupancy costs, and supply costs for rental locations;

•        Costs of repairing and maintaining rental equipment; and

•        Costs of the items sold, including new equipment and used rental equipment and related parts, merchandise and supplies.

Debt issuance costs.   Costs relating to borrowings are deferred and amortized to interest expense using the effective interest method over the terms of the related borrowings. As of December 31, 2004 and 2003, debt issuance costs, included in Other Assets in the accompanying balance sheets, were $8,195,259 and $319,161, net of accumulated amortization of $299,994 and $136,053, respectively.

Advertising.   Advertising costs are charged as incurred to selling, general, and administrative operating expenses and amounted to $270,026, $261,051, and $357,965 for 2004, 2003, and 2002, respectively.

Legal Defense Costs.   Legal defense costs, if any, are recorded in the period they are incurred.

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.   Nature of business and summary of significant accounting policies: (Continued)

Reclassifications.   Certain amounts in the 2003 Statements of Income and Retained Earnings, and Cash Flows, have been reclassified to conform to the current year presentation.

2.   Inventories:

Inventories as of December 31 consist of the following:

	2004	2003
Equipment	$1,747,868	$3,990,861
Parts	5,237,164	3,838,720
Accessories	417,263	532,362
	$7,402,295	$8,361,943

3.   Property and equipment and accumulated depreciation:

	2004	2003
Revenue-producing rental equipment, capital leases	$—	$18,125,906
Revenue-producing rental equipment, other	283,794,928	209,767,035
Less accumulated depreciation	(103,626,299)	(80,873,314)
	$180,168,629	$147,019,627
Trucks and other equipment	$36,422,200	$24,451,589
Construction in progress	—	42,985
	36,422,200	24,494,574
Less accumulated depreciation	(15,049,288)	(11,784,068)
	$21,372,912	$12,710,506

Approximately $112,000 of equipment (computers and related items) is held under capital leases as of December 31, 2004.

4.   Debt:

On October 29, 2004, the Company refinanced approximately $197.2 million of prior debt, including accrued interest payable and prepayment penalties. As a result of the refinancing, the Company recorded a loss on extinguishment of debt of $1,966,516 comprised of prepayment penalties of $1,587,168 and the write off of unamortized debt issuance costs on refinanced debt of $379,348. The refinancing was accomplished through two credit facilities, both with five year terms: (1) A senior secured revolving credit facility (“RCF”) with an aggregate commitment from a syndicate of lenders of up to $175,000,000, and (2) $90 million in second lien notes payable from a private equity firm.

The RCF provides for borrowing availability subject to a borrowing base test that is based upon eligible accounts receivable, rental equipment, and inventories. Borrowings under the RCF bear interest at either (1) the bank’s base rate (prime rate) plus 1.00% to 1.75% or, at the Company’s option, (2) the London Interbank Offered Rate (“LIBOR”) plus 2.50% to 3.25%. The interest rates charged can fluctuate within the ranges described above depending on the Company’s leverage ratio, as defined in the RCF

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

4. Debt: (Continued)

agreement. The RCF is secured by a first priority security interest in substantially all of the Company’s assets. The RCF imposes various covenants that limit, among other things, indebtedness, liens, investments, transactions with affiliates, and capital expenditures. At December 31, 2004, the Company had unused availability under the RCF of approximately $28 million. The weighted average interest rate for the RCF in 2004 was 6.1%.

Prior to the RCF, the Company had a revolving credit facility with a different lender providing for borrowings up to $7.5 million. The weighted average interest rate on this prior facility in 2004 was 6.3%, and in 2003 was 4.4%.

The second lien notes bear interest at 14.5% payable monthly, generally on the last day of the month. This interest is paid in cash at the rate of 12% per annum and interest in kind (“PIK”) through the issuance of additional notes at the rate of 2.5% per annum. At the Company’s option, the cash interest rate may be reduced, and the PIK interest rate may be increased, by 0.25% per annum. The second lien notes are secured on a second or third priority basis, as the case may be, on substantially all of the Company’s assets. The second lien notes impose covenants substantially the same as those imposed by the RCF.

Notes payable and capital lease obligations, excluding the RCF of $115,637,559 in 2004 and $5,166,416 line of credit in 2003, consist of the following at December 31:

	2004	2003
Equipment contracts and notes payable	$11,617,208	$139,988,995
Second lien notes payable	90,387,917	—
Other collateralized obligations	—	1,375,080
Total notes payable	102,005,125	141,364,075
Capital lease obligations, equipment	68,515	10,331,183
	$102,073,640	$151,695,258

Maturities of debt, including the RCF, are as follows as of December 31, 2004:

2005	$2,596,050
2006	2,599,654
2007	2,525,768
2008	1,257,886
2009	206,884,068
Thereafter	1,779,258
$217,642,684

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

4. Debt: (Continued)

Maturities of capital lease obligations are as follows as of December 31, 2004:

Future periods	Gross capital lease payments	Interest included	Net capital lease obligations
2005	$42,419	$4,573	$37,846
2006	31,816	1,147	30,669
	$74,235	$5,720	$68,515

Substantially all debt other than the RCF and second lien notes is collateralized by equipment and payable in equal periodic (primarily monthly) payments of principal and interest. The effective annual interest rate on such other debt ranges from 4.8% to 8.4%.

5.   Due to/from shareholders and affiliate:

Due from shareholders and affiliate consists of the following:

	2004	2003
Balance, January 1	$5,745,036	$1,979,989
Advances	11,601,250	4,575,206
Collections	(11,969,772)	(810,159)
Non-cash distribution	(4,369,313)	—
Balance, December 31	$1,007,201	$5,745,036

The non-cash distribution of $4,369,313 includes the forgiveness of a $3,007,232 receivable from Don F. Ahern, the Company’s majority shareholder, plus a distribution to Don F. Ahern of a $1,269,074 receivable from DFA, LLC and the forgiveness of a $93,007 receivable from John Paul Ahern, Jr. As of the date of the distribution of the DFA receivable to Don F. Ahern, Mr. Ahern owned 1% of the membership interests in DFA individually and 99% of the membership interests as trustee of the DFA Separate Property Trust.

Due from shareholders was $0 and $2,885,406 as of December 31, 2004 and 2003. The $1,007,201 due from affiliate at December 31, 2004, was repaid in January 2005.

Due to shareholder consisted of the following at December 31:

	2004	2003
Balance, January 1	$1,100,000	$1,100,000
Repayment	(1,100,000)	—
Balance, December 31	$—	$1,100,000

The $1.1 million due to shareholder was paid in connection with the refinancing described in Note 4.

Other related party transactions/balances.   Beginning in 2003, the Company provides labor and other administrative services for Xtreme Manufacturing (Xtreme), a manufacturer of forklifts and other equipment. Xtreme is owned by the Company’s majority shareholder.

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS  (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

5. Due to/from shareholders and affiliate: (Continued)

Prior to the refinancing discussed in Note 4, Xtreme’s production crew was employed by the Company and participated in the Company’s employee benefit programs. The Company capitalized the production crew’s labor and the overhead costs it incurred on behalf of Xtreme as part of the cost of the equipment acquired from Xtreme. After the refinancing date, all costs related to Xtreme’s operations, including the costs related to its employees, are accounted for and paid by Xtreme. Xtreme continues to participate in the Company’s employee benefit programs, including its workers’ compensation program, but pays its own costs. During 2004 and 2003, the Company purchased approximately $11.9 million and $1.1 million of equipment, respectively, from Xtreme.

The Company also provides certain administrative services at no cost for the non-rental equipment related operations of certain affiliates, DFA, LLC and Don & Paul, LLC (Note 6).

See also Note 6 regarding related party leases.

6.   Commitments and contingencies:

Related party operating leases and guarantees.   The Company leases property from DFA Family Limited Partnership (DFAFLP), 1% owned by Don Ahern, and is responsible for all maintenance costs.

Prior to May 1, 2004, the Company leased, primarily on a month-to-month basis, real estate used in the Company’s equipment rental operations from previously combined affiliates, DFA, LLC and Don & Paul, LLC. The Company’s majority shareholder has controlling interests in these entities. The annual rental on those leases was periodically adjusted based on the Company’s majority shareholder’s opinion of fair value.

Effective May 1, 2004, the Company entered into new lease agreements covering these properties through December 31, 2005 with annual renewals through 2011. However, in connection with the refinancing described in Note 4, these new related party leases were amended and restated primarily to extend the initial terms of the leases through October 27, 2014, with no renewal provisions. These restated related party leases provide for annual rent increases equal to the greater of 3% or the consumer price index, as defined. The aggregate annual payment commitment under the restated related party leases is approximately $3.4 million.

The Company has guaranteed certain real estate loans for DFA, LLC totaling approximately $9.5 million and $8.7 million at December 31, 2004 and 2003, respectively, with various term dates through 2029. At any time through the term date, should DFA, LLC default on the loan, the Company would be required to make payments, including late fees and penalties. The guarantees were a condition of DFA, LLC’s lenders to finance the real estate. It is expected that the Company will have removed itself from all guaranties on these real estate loans by July 31, 2005.

Other operating leases.   During 2003, the Company sold certain equipment ($22,811,807 net book value) for a gain of $6,805,628, and leased it back. The gain was deferred and is being amortized over the 62-month lease term along with related deferred rent payments. The agreement provides for an early termination/buyout option in 2007; at closing of this transaction, this buyout option was $15,399,988 (the estimated fair value of the equipment at the buyout date). The Company is permitted to sell the equipment covered by this sale/leaseback agreement throughout the lease term subject to certain limitations. As sales

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS  (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

6. Commitments and contingencies: (Continued)

of this equipment are made, the deferred gain, deposit to the buyer, monthly rental charge and early termination/buyout option are adjusted accordingly. Taking into effect January 2005 sales of equipment under this agreement, effective February 1, 2005, rents aggregate approximately $4.4 million annually. There is an early termination/purchase option effective in 2007 at a cost of $14,781,071.

Future obligations over the primary terms of the Company’s long-term related party and other operating leases as of December 31, 2004, are as follows:

Year ending December 31,	Related party	Sale / leaseback	Other	Total
2005	$3,396,687	$4,405,200	$609,908	$8,411,795
2006	3,498,586	4,399,754	452,521	8,350,861
2007	3,603,545	4,775,801	294,226	8,673,572
2008	3,711,652	1,654,608	69,918	5,436,178
2009	3,823,001	—	69,918	3,892,919
Thereafter	20,905,718	—	93,224	20,998,942
Total	$38,939,189	$15,235,363	$1,589,715	$55,764,267

The Company incurred a total of $7,388,562, $5,776,492, and $2,009,172 in operating lease rent expense during 2004, 2003, and 2002, including $2,413,970, $1,251,779, and $1,045,189, respectively, in connection with the related party leases.

Company sponsored profit-sharing plan.   The Company maintains a defined contribution plan qualified under IRS regulation 401(k). Participation in the plan is limited to full-time employees with a minimum of one year of service, and at least 21 years of age. Contributions to the plan are made annually at the discretion of management. For the operating periods presented, contributions were not material.

Miscellaneous legal matters.   The Company is currently a defendant in certain legal matters arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, the outcome of these actions should not have a material effect on the future financial position, results of operations or cash flows of the Company.

7. Fair value of financial instruments:

The carrying amounts at December 31, 2004, for cash, short-term and long-term debt approximate their fair values due to the short maturity of these instruments, or because the related interest rates approximate current market rates.

AHERN RENTALS, INC.
NOTES TO THE ANNUAL FINANCIAL STATEMENTS  (Continued)
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

8. Supplemental cash flow and other information

	2004	2003	2002
Noncash financing and investing activities
Rental equipment acquired with debt	$51,149,261	$49,089,058	$30,507,258
Other property and equipment acquired with debt	6,625,177	2,242,622	2,271,174
	$57,774,438	$51,331,680	$32,778,432
Cash paid for interest	$12,812,942	$9,247,275	$10,435,688
Changes in rental equipment, net:
Balance, beginning of year	$147,019,627	$146,479,347	$137,754,597
Cash purchases of rental equipment	18,899,149	122,400	4,506,993
Rental equipment acquired with debt	51,149,261	49,089,058	30,507,258
Total capital expenditures for rental equipment	70,048,410	49,211,458	35,014,251
Depreciation	(28,411,875)	(22,023,612)	(23,354,999)
Net book value of rental equipment sold	(5,210,540)	(3,835,759)	(2,934,502)
Other	(3,276,993)	(22,811,807)	—
Total other changes	(36,899,408)	(48,671,178)	(26,289,501)
Balance, end of year	$180,168,629	$147,019,627	$146,479,347
Changes in other property and equipment, net:
Balance, beginning of year	$12,710,506	$12,328,715	$12,531,301
Cash purchases of property and other equipment	2,158,005	498,316	145,790
Property and other equipment acquired with debt	6,625,177	2,242,622	2,271,174
Total capital expenditures for property and other equipment	8,783,182	2,740,938	2,416,964
Depreciation	(3,005,865)	(2,283,389)	(2,525,198)
Net book value of property and other equipment sold	(391,904)	(75,758)	(94,352)
Other	3,276,993	—	—
Total other changes	(120,776)	(2,359,147)	(2,619,550)
Balance, end of year	$21,372,912	$12,710,506	$12,328,715
Changes in notes payable, capital lease obligations, and accounts payable, equipment:
Balance, beginning of year	$163,839,623	$154,627,119	$146,143,868
Debt used to acquire rental equipment and other property	57,774,438	51,331,680	32,778,432
PIK interest accrual	387,917	—	—
Proceeds from new notes payable	90,000,000	—	—
Repayments of borrowings	(209,928,338)	(42,119,176)	(24,295,181)
Balance, end of year	102,073,640	163,839,623	154,627,119
Less accounts payable, equipment, end of year	—	(12,144,365)	—
Notes payable and capital lease obligations, end of year	$102,073,640	$151,695,258	$154,627,119

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the notes to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof. Until March 20, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$200,000,000

Ahern Rentals, Inc.

9 1/4% Second Priority Senior
Secured Notes
due 2013

PROSPECTUS

December 19, 2005